      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1998

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MACROVISION CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                 77-0156161
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                               1341 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 743-8600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                           --------------------------

                                VICTOR A. VIEGAS
                            CHIEF FINANCIAL OFFICER
                            MACROVISION CORPORATION
                               1341 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 743-8600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

      LAIRD H. SIMONS III, ESQ.                   DAVID W. HERBST, ESQ.                     JEFFREY D. SAPER, ESQ.
    KATHERINE TALLMAN SCHUDA, ESQ.                SANJIV S. DHAWAN, ESQ.                 PATRICK J. SCHULTHEIS, ESQ.
       KRISTINA R. WILKEN, ESQ.                 TIMOTHY R. FULKERSON, ESQ.               JAN-MARC VAN DER SCHEE, ESQ.
          FENWICK & WEST LLP                        WISE & SHEPARD LLP                WILSON SONSINI GOODRICH & ROSATI,
         TWO PALO ALTO SQUARE                        3030 HANSEN WAY                       PROFESSIONAL CORPORATION
     PALO ALTO, CALIFORNIA 94306               PALO ALTO, CALIFORNIA 94304                    650 PAGE MILL ROAD
            (650) 494-0600                            (650) 856-1200                     PALO ALTO, CALIFORNIA 94304
                                                                                                (650) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
             SHARES TO BE REGISTERED                BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $0.001 par value per share.........      1,725,000            $21.3125          $36,764,062          $10,845.40

(1) Includes 225,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on May 27, 1998.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 2, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    Of the 1,500,000 shares of Common Stock offered hereby, 1,140,000 shares are being sold by Macrovision Corporation ("Macrovision" or the "Company") and 360,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol MVSN. On June 1, 1998, the last reported sale price of the Company's Common Stock was $21.75 per share. See "Price Range of Common Stock."
                                 --------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                         PRICE TO          UNDERWRITING        PROCEEDS TO       PROCEEDS TO SELLING
                                          PUBLIC           DISCOUNT (1)        COMPANY (2)          STOCKHOLDERS
Per Share.........................          $                   $                   $                     $
Total (3).........................          $                   $                   $                     $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $    , $    , $    and $    , respectively. See
    "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about            , 1998, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                                                 COWEN & COMPANY

        , 1998

               HOLLYWOOD KNOWS A GREAT PICTURE WHEN THEY SEE ONE.

        [PICTURE OF TELEVISION SCREEN WITH A VERY POOR QUALITY PICTURE]

                               [MACROVISION LOGO]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                  AND MACROVISION, EXPERTS IN VIDEO SECURITY,
                            KNOWS HOW TO PROVIDE IT.
             [SAME PICTURE AS PREVIOUS PAGE, OF A TELEVISION SCREEN
                       WITH A VERY POOR QUALITY PICTURE]

The above graphic represents the picture quality of an unauthorized recording of a copy protected digital PPV program or Digital Versatile Disc

Macrovision Corporation develops and markets a range of technologies and products, many of which are proprietary, that address the video security needs of Hollywood studios and other video rights owners.

                         TYPES OF MACROVISION LICENSEES

-Hollywood Studios                             -Direct Broadcast Satellite Operators
-Independent Video Producers                   -Cable TV Multiple System Operators
-Commercial Video Duplicators                  -Digital Set-Top Decoder Manufacturers
-Telephone Companies

The Company's two primary technologies are "Copy Protection" and "Video Scrambling." In most applications, Macrovision licenses its technologies and receives unit- or transaction-based royalties.

                                COPY PROTECTION

Designed to deter VCR owners from unauthorized COPYING of prerecorded or electronically transmitted programming, Macrovision's copy protection technologies provide security for a variety of media.

VIDEOCASSETTES               DIGITALLY DELIVERED          DIGITAL VERSATILE DISC       [Bar graph showing
Over 2.0 billion cassettes   PAY-PER- VIEW (PPV)          (DVD)                        number of copy protected
worldwide have been copy     Because PPV programs can be  Macrovision's technology     video cassettes]
protected by Macrovision,    easily copied,               deters consumers from        1993  234 million
the majority of which are    Macrovision's copy           making high quality          1994  344 million
Hollywood releases.          protection technology will   videocassette copies of      1995  367 million
                             be essential to protect      movies on DVDs.              1996  451 million
                             studios' home video, repeat                               1997  462 million
                             PPV and pay TV revenues by                                EVERY YEAR MORE AND MORE
                             deterring VCR owners from                                 VIDEOCASSETTES ARE
                             making copies.                                            PROTECTED BY MACROVISION'S
                                                                                       COPY PROTECTION TECHNOLOGY,
                                                                                       SIGNIFICANTLY REDUCING
                                                                                       UNAUTHORIZED CONSUMER
                                                                                       COPYING.

                                VIDEO SCRAMBLING

Designed to prevent unauthorized VIEWING of an electronically transmitted movie or program,
Macrovision's video scrambling technologies offer a variety of solutions in different markets.

CABLE TV                              SATELLITE TV NETWORKS                 LAW ENFORCEMENT/GOVERNMENT
High security, low cost               VES-TM- products help secure video    VES-TM-TM- is a portable, hand-held,
PhaseKrypt-Registered Trademark-      programs transmitted via satellite    point- to-point scrambling system
scrambling technology is licensed to  or land- based networks for           for law enforcement and broadcast
emerging international pay TV         corporate, educational or broadcast   applications.
set-top decoder manufacturers.        television applications.

Logo

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES," AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECASTED. FACTORS THAT MAY CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE UNDER "RISK FACTORS" AND THOSE APPEARING ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company designs, develops and markets video security technologies and products that provide copy protection and video scrambling for motion pictures and other proprietary video materials that are stored on videocassettes, digital versatile discs ("DVDs") or other media or are transmitted by means of cable, satellite or microwave transmission. The Company's two primary technologies, copy protection and video scrambling, are distinct in their application, but can be complementary in their ability to protect copyright holders' video programming. The Company has recently broadened its focus to include copy protection of other media, including multimedia CD-ROMs and Internet-delivered software products.

    All of the Motion Picture Association of America ("MPAA") studios have used the Company's copy protection technology to protect some or all of their videocassettes in one or more countries around the world. Studios such as Disney, Columbia, PolyGram and Paramount have signed agreements to apply the Company's copy protection technologies to substantially all of the motion pictures that they release in videocassette and DVD format in the United States. The Company's technology has been used to copy protect more than 2 billion videocassettes worldwide since 1985. The Company believes that its video copy protection technologies are accepted as the DE FACTO standard for preventing digital and analog video from being copied by consumer VHS videocassette recorders.

    The Company has developed an enhanced version of its videocassette copy protection technology for the digital Pay-Per-View ("PPV") networks that are being developed and deployed by direct broadcast satellite, cable and digital terrestrial television operators, and in the DVD format. The expected future growth of digital PPV and DVD, coupled with the high picture quality of a copy made from such formats and the relative ease of copying digital PPV and DVD content using analog videocassette recorders, may increase the need for effective consumer copy protection in these applications.

    The Company has licensed its copy protection technology for digital PPV to 41 set-top decoder manufacturers, including General Instrument Corporation, Pace Micro Technology, Scientific-Atlanta and Thomson Consumer Electronics (RCA brand), and 13 digital PPV system operators, including British Sky Broadcasting Limited, DIRECTV, Hong Kong Telecom, Galaxy Latin America, Sky Latin America and Sky Perfect. The Company's copy protection technology is embedded in approximately seven million digital set-top decoders currently in use in the United States, Japan, Europe and a number of countries in Latin America. Currently four digital PPV program providers in Japan and one system operator in Hong Kong have activated copy protection for digital PPV programming. To date, 82 companies that manufacture DVD video players or DVD-ROM drives have signed agreements with the Company to incorporate the Company's DVD copy protection technology in their hardware.

    The Company's video scrambling technologies prevent unauthorized viewing of video programming. These technologies are licensed to manufacturers of analog set-top decoders for sale to cable television system operators in developing markets to enable cost-effective and secure transmission of video signals. The Company has also developed products implementing video scrambling technologies that serve growing niche markets, such as law enforcement and private networks.

    The Company licenses its technologies primarily by means of a royalty-based model. Copyright holders and videocassette duplicators typically license the Company's videocassette copy protection technology for a per unit fee. Set-top decoder manufacturers license the Company's copy protection technologies for an up-front fee and a per unit hardware royalty. The Company's agreements with digital PPV system operators entitle the Company to transaction-based royalty payments at such time as copy protection for digital PPV programming is activated. For the DVD market, the Company offers licenses to consumer electronics and personal computer manufacturers and charges rights owners a per unit fee similar to its videocassette copy protection licensing model. Video scrambling technologies either are licensed or are sold in hardware products and components.

    To facilitate the development of copy protection offerings for other media, the Company has entered into arrangements with certain other companies that have developed copy protection technologies. The Company has entered into a joint development arrangement with Digimarc Corporation ("Digimarc") for a video watermarking solution to protect DVD and other digital distribution media from being copied by digital recording devices. In addition, the Company has an exclusive marketing agreement with C-Dilla Limited ("C-Dilla") for copy protection technology for CD-ROM and Internet-delivered software products in the consumer multimedia market.

    The Company's objective is to maintain and enhance its position as a leading provider of video security technologies and products by implementing a strategy that includes the following key elements: (i) pursue a royalty-based licensing model that results in a high margin, transaction-oriented business with recurring revenues; (ii) leverage key customer relationships to broaden the use of existing applications for the Company's technologies; (iii) increase market penetration of the Company's copy protection business; (iv) introduce new product applications and technologies; and (v) aggressively pursue protection of the Company's patents.

                                  THE OFFERING

Common Stock offered by the Company...................  1,140,000 shares
Common Stock offered by the Selling Stockholders......  360,000 shares
Common Stock to be outstanding after the offering.....  8,413,254 shares (1)
Use of proceeds.......................................  For general corporate purposes, including working capital. See "Use
                                                        of Proceeds."
Nasdaq National Market symbol.........................  MVSN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF INCOME DATA:
  Net revenues.....................................  $   9,549  $  13,330  $  14,189  $  17,080  $  20,340  $   4,564  $   5,178
  Operating income from continuing operations......      1,571      2,804      2,183      3,318      5,756        899      1,472
  Net income from continuing operations............  $     665  $   1,501  $   1,056  $   1,835  $   3,821  $     554  $     994
  Net income from continuing operations applicable
    to common stock (2)............................                                   $   1,248  $   3,665  $     398  $     994
  Earnings per share from continuing operations (2)
    Basic..........................................                                   $    0.33  $    0.57  $    0.09  $    0.14
    Diluted........................................                                   $    0.29  $    0.53  $    0.08  $    0.13
  Shares used in computing earnings per share (2)
    Basic..........................................                                       3,787      6,476      4,490      7,244
    Diluted........................................                                       4,280      6,960      4,903      7,735

                                                                                                 MARCH 31, 1998
                                                                                           --------------------------
                                                                                            ACTUAL    AS ADJUSTED (3)
                                                                                           ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments......................................  $  11,607     $  34,476
  Working capital........................................................................     13,064        35,933
  Total assets...........................................................................     30,436        53,305
  Long-term obligations, net of current portion..........................................        160           160
  Total stockholders' equity.............................................................     24,863        47,732

------------------------------

(1) Based on shares outstanding as of March 31, 1998. Does not include 821,776 shares of Common Stock issuable upon the exercise of options outstanding as of such date at a weighted average exercise price of $6.80 per share. Also does not include 687,958 additional shares reserved for future grants or issuances under the Company's stock option and stock purchase plans. See "Capitalization" and Note 5 of Notes to Consolidated Financial Statements.

(2) Net income from continuing operations applicable to common stock is calculated by deducting preferred stock dividends from net income from continuing operations. Shares used in computing basic and diluted earnings per share do not include convertible preferred stock. For an explanation of the determination of the number of shares used in computing earnings per share, see Note 1 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale of the 1,140,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.75 per share and after deducting the estimated underwriting discount and offering expenses. See "Capitalization" and "Use of Proceeds."

                         ------------------------------

    EXCEPT AS OTHERWISE NOTED HEREIN, INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    FLUCTUATIONS IN FUTURE OPERATING RESULTS; SEASONALITY. The Company's operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, on an annual and quarterly basis as a result of a number of factors. Such factors include, but are not limited to, the timing of release of popular motion pictures on videocassettes or DVDs or by digital PPV transmission, the degree of acceptance of the Company's copy protection technologies by major motion picture studios, the mix of products sold and technologies licensed, any change in product or license pricing, the seasonality of revenues, changes in the Company's operating expenses, personnel changes, the development of the Company's direct and indirect distribution channels, foreign currency exchange rates and general economic conditions. The Company may choose to reduce prices or increase spending in response to competition or new technologies or elect to pursue new market opportunities. If new competitors, technological advances in the industry or by existing or new competitors or other competitive factors require the Company to invest significantly greater resources in research and development or marketing efforts, the Company's future operating results may be adversely affected. Because a high percentage of the Company's operating expenses is fixed, a small variation in the timing of recognition of revenues can cause significant variations in operating results from period to period.

    The Company has experienced significant seasonality in its business, and the Company's financial condition and results of operations are likely to be affected by seasonality in the future. The Company has typically experienced its highest revenues in the fourth quarter of each calendar year followed by lower revenues and operating income in the first quarter, and at times in subsequent quarters, of the next year. The Company believes that this trend has been principally due to the tendency of certain of the Company's customers to release their more popular motion pictures on videocassettes and DVDs during the year-end holiday shopping season. The Company anticipates that revenues, if any, from multimedia CD-ROM copy protection will also reflect this seasonal trend. In addition, revenues have tended to be lower in the summer months, particularly in Europe.

    Based upon the factors enumerated above, the Company believes that its quarterly and annual revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of net revenues or its rate of revenue growth on a quarterly or annual basis. It is likely that, in some future quarter, the Company's operating results will be below the expectations of stock market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Further, the Company may not be in a position to anticipate a decline in revenues in any quarter until late in the quarter, due primarily to the delay inherent in revenue reporting from licensees and replicators, resulting in a potentially more significant level of volatility in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

    DEPENDENCE ON VIDEOCASSETTE COPY PROTECTION TECHNOLOGY AND ADVOCACY BY MAJOR MOTION PICTURE STUDIOS. The Company currently derives a substantial majority of its net revenues and operating income from fees for the application of its patented video copy protection technology to prerecorded videocassettes of motion pictures and other copyrighted materials that are sold or rented to consumers. Such fees represented 75.4%, 62.0% and 60.9% of the Company's net revenues during 1996, 1997 and the first three months of 1998, respectively. The Company expects these fees to account for a majority of the Company's net revenues and operating income at least through 1998. This portion of the Company's business has not grown significantly in recent years, and there can be no assurance that revenues from such fees will grow significantly or at all. Any future growth in revenues from such fees will depend on the use of the Company's copy protection technology on a larger number of videocassettes. In order to increase or maintain its market penetration, the Company must continue to persuade rights owners that the cost of licensing the technology is outweighed by the increase in revenues that the rights owners and retailers would achieve as a result of using copy protection, such as revenues from the release of the copy protected material and/or subsequent revenues from other venues. In this regard, the Company's copy protection technologies are intended to deter consumer copying and are not effective against professional duplication and video processing equipment.

    In the event that the major motion picture studios or other customers of the Company's copy protection technology were to determine that the benefits of using the Company's technology did not justify the cost of licensing the technology, demand for the Company's technology would decline. Any factor that results in a decline in demand for the Company's copy protection technology, including a change of copy protection policy by the major motion picture studios or a decline in sales of prerecorded videocassettes that are encoded with the Company's copy protection technology, would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the ability of the Company to expand its markets in additional home entertainment venues such as digital PPV and DVDs will depend in large part on the support of the major motion picture studios in advocating the incorporation of copy protection into the hardware and network infrastructure required to distribute such video programming. In the event that the motion picture industry withdraws its support for the Company's copy protection technologies or otherwise determines not to copy protect a significant portion of prerecorded video on videocassettes or DVD or digital PPV programs, the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Industry Background" and "Business--Technologies and Products."

    DEPENDENCE ON KEY CUSTOMERS. The Company's customer base is highly concentrated among a limited number of customers, primarily due to the fact that the Motion Picture Association of America ("MPAA") studios dominate the motion picture industry. Historically, the Company has derived a substantial majority of its net revenues from relatively few customers. During 1996, revenues from the Company's three largest customers represented 37% of the Company's net revenues and each accounted for more than 10% of the Company's net revenues. For 1997, one customer accounted for 11% of the Company's net revenues. For the first three months of 1998, revenues from the Company's two largest customers represented 22% of the Company's net revenues, and each accounted for more than 10% of the Company's net revenues. The MPAA studios as a group accounted for 47.1%, 38.6% and 41.7% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively. The Company expects that revenues from the MPAA studios will continue to account for a substantial portion of the Company's net revenues for the foreseeable future. The Company has agreements with three of the MPAA studios and PolyGram for copy protection of substantially all of their packaged media in the United States, which agreements expire at various times ranging from December 1998 to June 2000. The failure of any of these customers to renew their contracts or enter into new contracts with the Company on terms that are favorable to the Company would likely result in a substantial decline in the Company's net revenues and operating income, and would have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's other videocassette copy protection customers license the Company's technology on an annual contract basis or title-by-title or month-by-month. There can be no assurance that the Company's current customers will continue to use the Company's technology at current or increased levels, if at all, or that the Company will be able to obtain new customers. The loss of, or any significant reduction in revenues from, a key customer would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Technologies and Products," "Business--Customers" and Note 1 of Notes to Consolidated Financial Statements.

    EVOLVING MARKET FOR DVD AND DIGITAL PPV COPY PROTECTION. The Company's future growth and operating results will depend to a large extent on the successful introduction, marketing and commercial viability of DVDs and digital PPV programming that utilize the Company's copy protection technologies. A number of factors will affect the Company's ability to derive revenues from DVD and digital PPV copy protection. These factors include the cost and effectiveness of the Company's copy protection technology in its various applications, the development of alternative technologies or standards for DVD copy protection, the uncertainty in the marketplace engendered by alternative standards for DVD and for DVD recordable devices, the ability of the Company to obtain commitments from the motion picture studios to require copy protection on DVD media and digital PPV transmissions and the relative ease of copying, as well as the quality of the copies of, unprotected video materials distributed in new digital formats. Because of their early stages of development, demand for and market acceptance of DVD and digital PPV, as well as demand for associated copy protection, are subject to a high level of uncertainty. Much of the DVD and digital PPV technology and infrastructure is unproven, and it is difficult to predict with any assurance whether, or to what extent, these evolving markets will grow. In this regard, the Company's future growth would be adversely affected if DVD players and digital PPV set-top decoders that do not include the Company's copy protection components achieve market acceptance.

    While the Company's copy protection capability is embedded in approximately seven million digital set-top decoders manufactured by certain of the leading set-top decoder manufacturers, only four programmers on one direct broadcast satellite network in Japan and one system operator in Hong Kong have activated copy protection for digital PPV programming. The four programmers in Japan distribute adult PPV programming, and the Japanese government has required that all such programming be copy protected. There can be no assurance that any of the MPAA studios will require copy protection for any of their PPV motion pictures or that PPV system operators will activate such copy protection in other digital PPV networks outside of Japan or Hong Kong. Moreover, consumers may react negatively to copy protected PPV programming because, to date, they have routinely copied for later viewing analog cable and satellite-delivered subscription television ("Pay TV") and PPV programs, as well as free broadcast programming. In addition, there can be no assurance that certain television sets or combinations of VCRs and television sets will not exhibit impaired pictures while displaying a copy protected DVD or digital PPV program. If there is consumer dissatisfaction that cannot be managed, or if there are technical compatibility problems, the Company's business, financial condition and results of operations would be materially adversely affected. If the market for DVD or digital PPV copy protection fails to develop or develops more slowly than expected, or if the Company's solution does not achieve or sustain market acceptance, the Company's business, financial condition and results of operations would be materially adversely affected.

    The Company seeks to expand its copy protection business through licensing arrangements and strategic investments. The Company and Digimarc are jointly developing a digital media copy protection solution to address the digital-to-digital copying issues associated with the next generation of DVD recording devices. They have submitted their proposed solution to the Copy Protection Technical Working Group ("CPTWG"). At least six other companies have also submitted proposals to the CPTWG. The company whose digital media copy protection solution is selected by the CPTWG will have a significant advantage in licensing its technology to video rights owners worldwide and in working with consumer electronics manufacturers, PC platform companies and their suppliers to implement digital-to-digital copy protection. The IEEE 1394 transmission protocol has also been proposed as a digital-to-digital copy protection solution. If the solution being developed by the Company and Digimarc is not the selected solution or otherwise is not widely adopted by studios or consumer electronics manufacturers, the Company and Digimarc will be at a competitive disadvantage in marketing their solution. There can be no assurance that the solution being developed by the Company and Digimarc will be selected as the standard by the CPTWG or that such solution will achieve market acceptance as the market and the standards for digital-to-digital copy protection evolve. See "Business--Technologies and Products."

    ENTRANCE INTO NEW MARKET. The Company has an exclusive marketing agreement with C-Dilla for copy protection of multimedia CD-ROMs and Internet-delivered software products in the consumer multimedia market. The market for copy protection of CD-ROMs is unproven. For the Company to be successful in entering this new market, producers of multimedia CD-ROMs must accept copy protection generally and also adopt the solution developed by C-Dilla and marketed by the Company. There can be no assurance that copy protection of multimedia CD-ROMs will be accepted. For example, consumers may react negatively to the introduction of copy protected CD-ROMs if they are prohibited from copying the content of their favorite applications or if copy protection impairs the playability of the CD-ROM. Moreover, copy protection may not be effective on all hardware platforms or configurations or may be easily circumvented. A number of competitors and potential competitors are developing CD-ROM copy protection solutions. Many of these competitors and potential competitors have substantially greater name recognition and financial, technical and marketing resources than the Company. There can be no assurance that there will be demand for CD-ROM copy protection or that the solution marketed by the Company will achieve or sustain market acceptance under emerging industry standards or will meet, or continue to meet, the changing demands of multimedia software providers. See "Business--Strategic Investments."

    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's success is heavily dependent upon its proprietary technologies. The Company relies primarily on a combination of patent, trademark, copyright and trade secret laws, nondisclosure and other contractual provisions, and technical measures to protect its intellectual property rights. The Company holds 38 United States patents and has 41 United States patent applications pending. In addition, the Company has 123 foreign patents and 211 foreign patent applications pending. There can be no assurance that any patent, trademark or copyright owned by the Company will not be challenged and invalidated or circumvented, that patents will issue from any of the Company's pending or future patent applications or that any claims in issued patents or pending patent applications will be of sufficient scope or strength or be issued in all countries where the Company's products can be sold or its technologies can be licensed to provide meaningful protection or any commercial advantage to the Company. There can be no assurance that the expiration of any of the Company's patents will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technologies, duplicate the Company's technologies or design around the patents owned by the Company. Effective intellectual property protection may be unavailable or limited in certain foreign countries. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of the Company's processes and devices that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary information is difficult, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technologies. In the event that the Company's intellectual property protection is insufficient to protect the Company's intellectual property rights, the Company could face increased competition in the market for its products and technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    From time to time, the Company has received claims from third parties that the Company's technologies and products infringe the intellectual property rights of such third parties. Krypton Co., Ltd., a Japanese company, has filed an invalidation claim against one of the Company's anti-copy patents in Japan. After consultation with Japanese patent counsel, the Company believes that this claim is without merit and will aggressively contest the claim in the Japanese Patent Office. In the event of an adverse ruling on such claim, the Company may incur legal competition from clones of its own copy protection technology in Japan and a corresponding decline in demand for such technology from the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the Company acquires or licenses a portion of the technology included in its products from third parties, its exposure to infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such acquired or licensed technology. Although the Company intends to obtain representations as to the origins and ownership of such acquired or licensed software and obtain indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. The Company and C-Dilla have received communications from Ablex Audio Video Ltd. and its subsidiary, Pan Technologies, notifying them that these companies assert rights to the technology that C-Dilla licenses to the Company and claiming that the Company's agreements with C-Dilla violate understandings that these companies had allegedly reached with C-Dilla. The Company has been informed that a number of potential customers for the CD-ROM copy protection solution to be marketed by the Company have received similar communications. The Company believes that these assertions and claims are without merit. If, as threatened, these companies commence litigation against the Company or C-Dilla, uncertainty could develop as to the Company's rights to the CD-ROM copy protection technology, which could impair the Company's ability to market the technology and have a material adverse effect on the Company's business, financial condition and results of operations. These and any other such claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, cause product shipment delays or require the Company to cease utilizing the infringing technology unless it can enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has eight United States and 20 foreign patents covering a number of processes and devices that unauthorized parties could use to circumvent the Company's copy protection technologies. The Company uses these patents to limit the proliferation of devices intended to circumvent the Company's copy protection technologies. The Company has initiated a number of patent infringement disputes against manufacturers and distributors of such devices. The Company has one lawsuit of this type pending to require the defendants to discontinue the sale of devices that circumvent the Company's copy protection technologies and infringe one or more of the Company's circumvention patents. In the event of an adverse ruling in this litigation or in any similar litigation, the Company might suffer from the legal availability of such a circumvention device or obtain rights to the offending devices. The legal availability of circumvention devices could result in the increased proliferation of devices that defeat the Company's copy protection technology and a decline in demand for the Company's technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations. There is legislation before the United States Congress and certain foreign legislative bodies that would make such circumvention devices illegal. The Company is supporting the legislative effort to make such circumvention devices illegal irrespective of any patent position held by the Company.

    Additional litigation may be necessary in the future to limit the sale of circumvention technologies, to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. There can be no assurance that any such litigation will be successful. Such litigation could result in substantial costs, including indemnification of customers, and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations, whether or not such litigation is determined adversely to the Company. In the event of an adverse ruling in any such litigation, the Company may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringed technology. The failure of the Company to develop or license a substitute technology could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Risks of Circumvention Technologies," "Business--Research and Development" and "Business--Intellectual Property Rights."

    RAPID TECHNOLOGICAL CHANGE. The video security industry in which the Company competes, and in which its technologies and products are utilized, is characterized by rapid technological change, frequent product introductions and enhancements, changes in customer demands and evolving industry standards. The emergence of new industry standards and the introduction of new technologies or products embodying new technologies can render existing technologies or products obsolete and unmarketable. For example, new industry standards for VCRs or television sets could adversely affect the effectiveness or transparency of the Company's copy protection technology. The Company's videocassette copy protection technology exploits the automatic gain control ("AGC") circuit in VHS videocassette recorders. While most VCR manufacturers use a standard AGC circuit that responds to the Company's copy protection process, there can be no assurance that VCR manufacturers will not use alternative AGC circuits that do not respond to the Company's copy protection technology, thereby lessening the effectiveness of the Company's consumer copy protection solution over time as new VCRs are sold into the market. Moreover, there can be no assurance that television manufacturers will continue to design television sets that are transparent to the Company's copy protection technologies when they display original, copy protected videocassettes, DVDs and digital PPV programming.

    The success of the Company's PhaseKrypt video scrambling technology will depend upon the growth of analog cable Pay TV networks in the Pacific Rim, South America and other developing areas and the ability of the Company's licensees to sell into those markets. The financial crisis in Southeast Asia has delayed expected cable television system upgrades in that region and, consequently, has adversely affected the ability of the Company's licensees to sell addressable set-top decoders that include the Company's PhaseKrypt video scrambling technology. The development of lower cost digital video scrambling systems could result in a transition from analog to digital scrambling systems in the developing cable Pay TV markets and a reduction in demand for the Company's PhaseKrypt video scrambling technology.

    The Company's future success will depend in large part on its ability to enhance its current technologies and products in a timely, cost-effective manner and to develop new technologies and products that meet changing market conditions, which include emerging industry standards, changing customer demands, new competitive product offerings and changing technology. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis or at all, fully functional and integrated product enhancements or new technologies or products that respond to technological change, updates or enhancements to other consumer electronics products, changes in customer requirements or evolving industry standards; that the Company will not experience difficulties that delay or prevent the successful development, introduction and license or sale of such enhancements, technologies or products; or that any such enhancements, technologies or products will adequately meet the requirements of the marketplace and achieve market acceptance. Any failure by the Company to anticipate or to respond adequately to changing market conditions, or any significant delays in technology or product development or introduction, could cause customers to delay or decide against licensing or purchasing the Company's technologies or products and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development" and "Business--Legislative and Technology Initiatives."

    RISKS OF CIRCUMVENTION TECHNOLOGIES. Attempts by third parties to circumvent the Company's copy protection technologies have been and are expected to be a persistent problem. To anticipate such attempts, the Company has developed and patented a number of processes and devices in the videocassette and DVD fields that could be used by unauthorized parties to circumvent its copy protection technologies. The Company has then attempted to use these patents as barriers to the manufacture and sale of such devices by others. The Company has no such patents specifically directed to the digital-to-digital or CD-ROM copy protection fields. Notwithstanding the Company's patent position, a number of devices have been available, and currently are available, that circumvent copy protection. Moreover, the Company's copy protection technologies are not effective against professional duplication and video processing equipment. There can be no assurance that third parties will not be able to develop circumvention technologies that do not infringe the Company's patents or that the Company will be able to obtain patents on circumvention technologies developed in the future. A number of factors could cause copyright holders to choose not to use the Company's copy protection technology, including a perception that the inability of the Company's technology to deter professional pirates renders the Company's technology less useful, the interference with legitimate consumer use of the original copyrighted product, the commercial availability of products that circumvent the Company's copy protection technology, or any significant reduction in the effectiveness of the Company's copy protection technology in deterring consumer copying. Any reduction in demand for the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Proprietary Technology," "Business--Technology," "Business--Research and Development" and "Business--Intellectual Property Rights."

    RISKS ASSOCIATED WITH STRATEGIC INVESTMENTS. The Company has recently expanded its technological base in current as well as new markets through strategic investments in companies with complementary or compatible technologies or products. The Company currently holds minority equity interests in Command Audio Corporation, Digimarc and C-Dilla. Such investments, which total $8.4 million and represented 27.6% of the Company's total assets at March 31, 1998, involve a number of risks. The negotiation, creation and management of these strategic relationships typically involve a substantial commitment of management time and resources by the Company, and there can be no assurance that the Company will ever recover the cost of such management resources. Because these companies are privately held, there is no active trading market for their securities, and the Company's investments in them are illiquid. There may never be an opportunity for the Company to realize a return on its investment in any of these companies, and the Company may in the future be required to write off all or part of one or more of these investments. The write-off of all or part of one or more of these investments could have a material adverse affect on the Company's business, financial condition and results of operations.

    The Company's strategic investments typically involve joint development or marketing efforts or technology licensing. There can be no assurance that any joint development efforts will result in the successful introduction of new products by the Company or a third party, or that any joint marketing efforts will result in increased demand for the Company's products. Further, there can be no assurance that any current or future strategic investments by the Company will allow the Company to enter and compete effectively in new markets or improve the Company's performance in current markets. See "Business--Strategic Investments."

    DEPENDENCE ON SUPPLIERS AND THIRD-PARTY MANUFACTURERS. The Company depends upon third-party manufacturers and suppliers for components, subassemblies and printed circuit boards used in its VES products, PhaseKrypt encoders, PhaseKrypt decoder components and videocassette copy protection processors. The Company's product designs are proprietary but generally incorporate industry-standard hardware components that are obtainable from multiple sources. The Company's ability to deliver its products in a timely manner depends upon the availability of quality components and subassemblies used in these products and, in part, on the ability of subcontractors to manufacture, assemble and deliver certain items in a timely and satisfactory manner. The Company obtains certain electronic components and subassemblies from a single source or a limited number of sources. For example, Atmel Corporation is currently the Company's sole source of integrated circuits for the Company's PhaseKrypt decoders. The reliance on third-party manufacturers and sole or limited suppliers involves a number of risks, including a potential inability to obtain an adequate supply of required components, subassemblies and printed circuit boards and reduced control over pricing, quality and timely delivery of components, subassemblies and printed circuit boards. A significant interruption in the delivery of any such items or any other circumstance that would require the Company to seek alternative sources of supply could result in the inability of the Company to deliver certain of its products on a timely basis, which in turn could result in a deterioration of the Company's customer relationships and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

    NEED TO ESTABLISH AND MAINTAIN LICENSING RELATIONSHIPS. The Company's future success will depend in part upon its ability to establish and maintain licensing relationships with companies in related business fields, including videocassette duplicators, international distributors of videocassettes, DVD authoring facilities and replicators, semiconductor and equipment manufacturers, operators of digital PPV systems, consumer electronics hardware manufacturers and CD-ROM mastering facilities and replicators. The Company believes that these current and future relationships can allow the Company greater access to manufacturing, sales and distribution resources. However, the amount and timing of resources to be devoted to these activities by such other companies are not within the Company's control. There can be no assurance that the Company will be able to maintain its existing relationships or enter into beneficial relationships in the future, that other parties will perform their obligations as expected or that the Company's reliance on others for the development, manufacturing and distribution of its technologies and products will not result in unforeseen problems. Substantially all of the Company's license agreements are non-exclusive, and therefore such licensees are free to enter into similar agreements with third parties, including the Company's current or potential competitors. There can be no assurance that the Company's licensees will not develop or pursue alternative technologies either on their own or in collaboration with others, including the Company's competitors, as a means of developing or marketing products targeted by the collaborative programs and by the Company's products. The failure of any of the Company's current or future collaboration efforts could have a material adverse effect on the Company's ability to introduce new products or applications and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Technologies and Products" and "Business--Customers."

    COMPETITION. The Company believes that it has had no significant videocassette copy protection competitor for the last five years other than companies that have occasionally developed hardware based on the Company's technology in foreign countries where the Company does not have patents issued. It is possible, however, that a competitive copy protection technology could be developed in the future. For example, the Company's customers could attempt to promote competition by supporting the development of alternative copy protection technologies or solutions, including solutions that deter professional duplication. Increased competition would be likely to result in price reductions and loss of market share, either of which could materially adversely affect the Company's business, financial condition and results of operations.

    The Company and Digimarc are jointly developing a digital media copy protection solution to address the digital-to-digital copying issues associated with the next generation of DVD recording devices. They have submitted their proposed solution to the CPTWG. The Company and Digimarc are competing with at least six other companies that have submitted similar proposals to the CPTWG. Certain of these companies have substantially greater name recognition and significantly greater financial, technical, marketing and other resources than the Company and Digimarc. There can be no assurance that the Company and Digimarc will be able to compete successfully in presenting their proposal to the CPTWG. The company whose digital media copy protection solution is selected by the CPTWG will have a significant advantage in licensing its technology to video rights owners worldwide and in working with consumer electronics manufacturers, PC platform companies and their suppliers to implement digital-to-digital copy protection. If the solution being developed by the Company and Digimarc is not the selected solution, the Company and Digimarc will be at a competitive disadvantage in marketing their solution. If the CPTWG adopts the Company's and Digimarc's solution, there can be no assurance that other companies will elect not to compete in this market.

    The market for video scrambling products and technologies is highly competitive. The Company, as a recent entrant into these markets, competes directly or through licensed manufacturers with many companies, including General Instrument Corporation, Pioneer Electronic Corporation, Scientific-Atlanta, Inc., Tandberg Cryptovision A.S., VTech-HYH Broadcast Systems and Zenith Electronics Corporation. These companies have substantially greater name recognition, larger installed customer bases and market share and significantly greater financial, technical, marketing and other resources than the Company and its licensees, many of which are manufacturing and selling addressable set-top decoders for the first time. There can be no assurance that the Company and its licensees will be able to compete successfully in the video scrambling systems markets, that the Company will be able to make technological advances necessary to improve or even maintain its competitive position or that the Company's products will achieve market acceptance. In addition, there can be no assurance that technological changes or development efforts by the Company's competitors will not render the Company's video scrambling products obsolete or uncompetitive.

    RISKS ASSOCIATED WITH INTERNATIONAL AND EXPORT SALES. In 1996, 1997 and the first three months of 1998, international and export sales together represented 37.9%, 46.5% and 50.0%, respectively, of the Company's net revenues. The Company expects that such sales will continue to represent a substantial portion of its net revenues for the foreseeable future. The Company's future growth will depend to a large extent on worldwide deployment of addressable analog cable television systems, as well as digital PPV programming and DVDs and the use of copy protection in these media. To the extent that foreign governments impose restrictions on importation of programming, technology or components from the United States, the requirement for copy protection and video scrambling in these markets would diminish. Any limitation on the growth of these markets or the Company's ability to sell its products or license its technologies into these markets would have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the net revenues that the Company derives from video scrambling decreased 20.2% from the first three months of 1997 to the first three months of 1998, due in part to decreased demand for analog decoding equipment primarily as a result of the financial crisis in Southeast Asia. This crisis has delayed expected cable television system upgrades in that region and, consequently, has adversely affected the ability of the Company's licensees to sell addressable set-top decoders that include the Company's PhaseKrypt video scrambling technology. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States, which increases the risk of unauthorized use of the Company's technologies and the ready availability or use of circumvention technologies. Such laws also may not be conducive to copyright protection of video materials and digital media, which reduces the need for the Company's copy protection and video scrambling technologies.

    Due to its reliance on international and export sales, the Company is subject to the risks of conducting business internationally, including foreign government regulation and general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships. International and export sales are subject to other risks, such as changes in, or imposition of, regulatory requirements, decision making control to use the Company's products by studio headquarters operations, tariffs or taxes and other trade barriers and restrictions, foreign government regulations, fluctuations in currency exchange rates, interpretations or enforceability of local patent or other intellectual property laws, longer payment cycles, difficulty in collecting accounts receivable, potentially adverse tax consequences, the burdens of complying with a variety of foreign laws, difficulty in staffing and managing foreign operations and political and economic instability. For example, under the United States Export Administration Act of 1979, as amended, and regulations promulgated thereunder, encryption algorithms such as those used in the Company's video scrambling technologies are classified as munitions and subject to stringent export controls. Any changes to the statute or the regulations with respect to export of encryption technologies could require the Company to redesign its products or technologies or prevent the Company from selling its products and licensing its technologies internationally. While international and export sales are typically denominated in United States dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. There can be no assurance that the Company's future results of operations will not be materially adversely affected by currency fluctuations. The Company's business and operating results could be materially adversely affected if foreign markets do not continue to develop, or if the Company does not receive additional orders to supply its technologies or products for use in foreign prerecorded video, PPV and Pay TV networks and other applications requiring the Company's video security solutions. See "Business--Sales, Marketing and Customer Support" and
Note 9 of Notes to Consolidated Financial Statements.

    MANAGEMENT OF GROWTH. The growth of the Company's business has placed, and is expected to continue to place, significant demands on the Company's personnel, management and other resources. The Company's future results of operations will depend in part on the ability of its officers and other key employees to continue to implement and expand its operational, customer support and financial control systems and to expand, train and manage its employee base. In order to manage its future growth, if any, successfully, the Company will be required to hire additional personnel and to augment its existing financial and management systems or to implement new such systems. There can be no assurance that management will be able to augment or to implement such systems efficiently or on a timely basis, and the failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, financial condition or results of operations. The Company typically receives license fees for videocassette and DVD copy protection based upon the number of copy protected videocassettes and DVDs that are produced by the MPAA studios or other rights holders. Information relating to the number of copy protected units may not be reported to the Company until one to three months after the period of actual usage. As a result, the Company recognizes revenue based upon estimates of historical usage, recent trends, market information and specific customer communications. While to date the Company's estimates have been reasonably accurate, as the Company's product offerings expand, and if the revenues generated from copy protection of PPV programming and DVDs, as well as royalties from digital set-top decoders, increase, deriving such estimates will become more complex. There can be no assurance that, in a future period, the Company's estimates as to the usage of its copy protection technology will be accurate. Adjustments to record the difference between estimated and actual revenue could have a material adverse effect on the Company's business, financial condition and results of operations for the period in which the adjustment is recorded.

    DEPENDENCE ON KEY PERSONNEL. Because of the specialized nature of the Company's business, the Company's future performance is highly dependent upon the continued service of members of the Company's senior management and other key research and development and sales and marketing personnel. The loss of any of such persons could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have employment contracts for a fixed term with any of its employees in the United States. The Company believes that its future success will depend upon its continuing ability to identify, attract, train and retain other highly skilled managerial, technical, sales and marketing personnel, particularly as the Company enters new markets. Hiring for such personnel is competitive. There can be no assurance that the Company will be able to continue to attract, assimilate and retain the qualified personnel necessary for the development of its business. The failure to recruit additional key personnel in a timely manner, or the failure to retain new or current personnel, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

    TRANSACTIONS WITH COMPANY AFFILIATES. The Company is a party to a number of transactions with affiliated entities. Victor Company of Japan, Limited ("JVC"), the parent of a principal stockholder of the Company, licenses and utilizes various technologies of the Company pursuant to several agreements. Matsushita Electric Industrial Co., Ltd., which owns approximately 52% of JVC, also is a party to four agreements with the Company. In addition, the Company has certain agreements with a former subsidiary, Command Audio Corporation, in which it currently has a 19.8% interest. See Note 4 of Notes to Consolidated Financial Statements.

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market following this offering by current holders of the Company's Common Stock and stock options exercisable therefor, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. The Selling Stockholders and the Company's executive officers and directors have agreed with the Underwriters not to sell, offer, contract to sell, transfer the economic risk of ownership in or otherwise dispose of (including without limitation in a short sale), for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part (the "lock-up period"), any shares of Common Stock of the Company or any options to purchase any shares of Common Stock of the Company now owned or hereafter acquired by them or with respect to which they have the power of disposition, without the prior written consent of Hambrecht & Quist LLC. As a result, 3,018,016 shares of Common Stock or securities exercisable or exchangeable for Common Stock as of March 31, 1998 were restricted during the lock-up period. The Company also has agreed with the Underwriters that, subject to certain limited exceptions, it will not offer to sell, contract to sell or otherwise sell or issue any shares of Common Stock for 90 days after the effective date of the Registration Statement of which this Prospectus is a part, without the prior written consent of Hambrecht & Quist LLC. See "Principal and Selling Stockholders" and "Underwriting."

    CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS. Immediately following this offering, the Company's principal stockholders, officers, directors and their affiliates will, in the aggregate, beneficially own approximately 35.8% of the Company's outstanding Common Stock (34.9% if the Underwriters' over-allotment option is exercised in full). As a result, such persons, acting together, will have the ability to control the vote on all matters submitted to the stockholders of the Company for approval (including election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. In addition, JVC has the right to purchase a pro rata portion (proportionate to its ownership interest in the Company) of any equity securities offered by the Company, subject to certain exceptions. Such right could have the effect of making it more difficult for the Company to effect financing transactions in the future. See "Management" and "Principal and Selling Stockholders."

    MANAGEMENT'S DISCRETION OVER PROCEEDS OF THE OFFERING. The Company expects to use the net proceeds of this offering, over time, for general corporate purposes, including working capital. However, the Company has no current specific plans for the net proceeds of this offering. As a result, the Company's management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

    LITIGATION RISKS. In October 1995, Joseph Swyt, a former officer and director of the Company, filed suit against the Company in the Superior Court of the State of California alleging monetary damages suffered as a result of alleged fraud, misrepresentation and other malfeasance in connection with the Company's grant of stock options to him. Mr. Swyt maintains that the Company induced him to accept employment by falsely representing to him that the options granted to him eventually would have substantial value. Between August 1990 and December 1993, the Company granted to him options to purchase approximately 200,000 shares with per-share exercise prices of $2.25 or $2.70. Substantially all of these options expired unexercised within three months following his departure from the Company in June 1995. In December 1996, the court ordered this matter to binding arbitration in accordance with a written agreement between the Company and Mr. Swyt. The arbitration agreement contains limitations on the types of damages available to Mr. Swyt and expressly precludes punitive damages. Mr. Swyt filed his claim in arbitration for this matter with the American Arbitration Association in June 1997 and the arbitration is proceeding, and arbitration hearings are scheduled for October 1998. The Company believes that the case is without merit and intends to contest it vigorously. However, it is not possible to determine with precision the probable outcome or the amount of liability, if any, under this lawsuit. A decision against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

    Krypton Co., Ltd., a Japanese company, has filed an invalidation claim against one of the Company's anti-copy patents in Japan. After consultation with Japanese patent counsel, the Company believes that this claim is without merit and will aggressively contest the claim in the Japanese Patent Office. From time to time, the Company has received claims from third parties that the Company's technologies and products infringe the intellectual property rights of such third parties. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, cause product shipment delays or require the Company to cease utilizing the infringing technology unless it can enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company now has pending one patent infringement lawsuit to require the defendants to discontinue the sale of devices that circumvent the Company's copy protection technologies and infringe one or more of the Company's circumvention patents. In the event of an adverse ruling in this litigation, the Company might suffer from the legal availability of such a circumvention device or obtain rights to the offending devices. The Company and C-Dilla have received communications from Ablex Audio Video Ltd. and its subsidiary, Pan Technologies, notifying them that these companies assert rights to the technology that C-Dilla licenses to the Company and claiming that the Company's agreements with C-Dilla violate understandings that these companies had allegedly reached with C-Dilla. The Company has been informed that a number of potential customers for the CD-ROM copy protection solution to be marketed by the Company have received similar communications. The Company believes that these assertions and claims are without merit. If, as threatened, these companies commence litigation against the Company or C-Dilla, uncertainty could develop as to the Company's rights to the CD-ROM copy protection technology, which could impair the Company's ability to market the technology and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property Rights," "Business--Legal Proceedings" and Note 8 of Notes to Consolidated Financial Statements.

    YEAR 2000 ISSUES. Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000 and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues. To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company plans to complete its Year 2000 research and testing by the end of 1998. All costs associated with carrying out the Company's plan for the Year 2000 problem are being expensed as incurred. The costs associated with preparation for the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless, there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance. Any Year 2000 compliance problems of the Company or its customers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations. During the past three years, the Company completed an effort to convert its financial applications to commercial products that, according to their suppliers, are Year 2000 compliant. The Company has received confirmations from its primary suppliers indicating that they are either Year 2000 compliant or have plans in place to ensure readiness. As part of the Company's assessment, it is evaluating the level of validation it will require of third parties to ensure their Year 2000 readiness.

    EFFECT OF ANTI-TAKEOVER PROVISIONS. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may delay, defer or prevent a change in control of the Company. The Company has no present plans to issue shares of Preferred Stock. Additionally, the Company's charter documents contain a provision eliminating the ability of the Company's stockholders to take action by written consent. This provision is designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal, to maintain independent ownership and control of the Company's copy protection technologies and to render the use of stockholder written consent unavailable as a tactic in a proxy fight. However, such provision could have the effect of discouraging others from making tender offers for the Company's shares, thereby inhibiting increases in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provision also may have the effect of preventing changes in the management of the Company. Further, the Company's Bylaws limit the ability of stockholders of the Company to raise matters at a meeting of stockholders without giving advance notice thereof. In addition, Section 203 of the Delaware General Corporation Law, to which the Company is subject, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change in control of the Company.

    Pursuant to the terms of a Copy Protection Technology Agreement (the "Technology Agreement") between the Company and Victor Company of Japan, Limited ("JVC"), the Company has agreed to continue to license its copy protection technologies to third parties in the event of the acquisition of the Company by a party other than JVC. Further, the Company has granted to JVC the right to sublicense the Company's copy protection technologies in the event that the Company fails to make its copy protection technologies generally available for licensing to third parties following an acquisition of the Company. The Technology Agreement could have the effect of making the Company less attractive to third parties as an acquisition candidate.

    POTENTIAL VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock has been and in the future could be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technical innovations, new products or new contracts by the Company, its competitors or their customers, governmental regulatory action, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts, general market conditions and other factors, certain of which could be unrelated to, or outside the control of, the Company. In addition, announcements by the CPTWG, the MPAA or its members, satellite television operators, cable television operators or others regarding motion picture distribution, business combinations, evolving industry standards or other developments could cause the market price of the Company's Common Stock to fluctuate substantially. The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. Further, the trading prices of the stocks of many technology companies, including the Company, are at or near historical highs and reflect price/earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price/ earnings ratios will be sustained. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any settlement or adverse determination in such litigation could also subject the Company to significant liability, which could have a material adverse effect on the Company's business, financial condition and results of operations. These market price fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may adversely affect the market price of the Common Stock.

                                  THE COMPANY

    The Company was incorporated in California in January 1983. It operated as a corporation until 1985 and as a limited partnership from 1985 until its incorporation as Macrovision Corporation in 1987. The Company reincorporated in Delaware in February 1997. As used in this Prospectus, references to the "Company" and "Macrovision" refer to Macrovision Corporation, its predecessors and its consolidated subsidiaries. The Company's principal executive offices are located at 1341 Orleans Drive, Sunnyvale, California 94089. The Company's telephone number is (408) 743-8600.

    Macrovision-Registered Trademark-, PhaseKrypt-Registered Trademark- and Protecting Your Image-Registered Trademark- are registered trademarks of the Company. CineGuard-TM-, Colorstripe-TM-, VES-TM- and VES-TM-TM- are trademarks of the Company. SafeDisc-TM- is a trademark held jointly by the Company and C-Dilla. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,140,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $22.9 million ($27.5 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $21.75 per share and after deducting the estimated underwriting discount and offering expenses. The Company expects to use the net proceeds for general corporate purposes, including working capital. However, the Company has not allocated any specific portion of the net proceeds to such purposes and management will have the ability to allocate such proceeds at its discretion. From time to time in the ordinary course of business, the Company evaluates opportunities for strategic investments, licensing arrangements, joint ventures and acquisitions of products, businesses and technologies that complement the Company's business, for which a portion of the net proceeds may be used. Currently, however, the Company does not have any agreements with respect to any such opportunities. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Risk Factors--Management's Discretion Over Proceeds of the Offering."

                          PRICE RANGE OF COMMON STOCK

    The Company's initial public offering occurred on March 13, 1997 at a price to the public of $9.00 per share. Since that date, the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol MVSN. The following table sets forth for the periods indicated the high and low sale prices per share of the Common Stock.

                                                                            HIGH        LOW
                                                                          ---------  ---------
1997
  First Quarter (commencing March 13, 1997).............................  $   9.000  $   8.000
  Second Quarter........................................................     14.750      8.250
  Third Quarter.........................................................     18.125     12.750
  Fourth Quarter........................................................     17.125     12.750
1998
  First Quarter.........................................................     19.313     14.250
  Second Quarter (through June 1, 1998).................................     26.125     17.500

    On June 1, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $21.75 per share. As of March 20, 1998, there were 123 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its Common Stock since 1994. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate that it will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and the general financial condition of the Company, general business conditions and contractual restrictions on payment of dividends, if any.

    The Company paid or declared a cash dividend of $0.135 per share of Series A Preferred Stock in every quarter from the third quarter of 1991 through 1996, and paid a cash dividend of $0.075 per share of Series A Preferred Stock for the first quarter of 1997 until March 17, 1997 when the Series A Preferred Stock converted into Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company, as of March 31, 1998: (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of the 1,140,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.75 per share and after deducting the estimated underwriting discount and offering expenses. This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                                MARCH 31, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)

Capital lease obligations, net of current portion.........................................  $     160   $     160
                                                                                            ---------  -----------
                                                                                            ---------  -----------

Stockholders' equity:
  Preferred stock, par value $0.001 per share:
    Authorized, 5,000,000 shares; no shares issued and outstanding........................         --          --
  Common stock, par value $0.001 per share:
    Authorized, 50,000,000 shares; issued and outstanding, 7,273,254 shares (8,413,254
      shares as adjusted) (1).............................................................          7           8
  Additional paid-in capital..............................................................     23,534      46,402
  Stockholder notes receivable............................................................       (131)       (131)
  Deferred stock compensation.............................................................        (61)        (61)
  Accumulated other comprehensive income..................................................       (214)       (214)
  Retained earnings.......................................................................      1,728       1,728
                                                                                            ---------  -----------
      Total stockholders' equity..........................................................     24,863      47,732
                                                                                            ---------  -----------
        Total capitalization..............................................................  $  25,023   $  47,892
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) The numbers of shares of Common Stock issued and outstanding do not include 821,776 shares of Common Stock issuable at a weighted average exercise price of $6.80 per share upon exercise of stock options outstanding as of March 31, 1998 under the Company's Stock Option Plan, 1996 Equity Incentive Plan and 1996 Directors Stock Option Plan, 131,103 additional shares reserved for future grants under the 1996 Equity Incentive Plan, 45,000 shares reserved for future grants under the 1996 Directors Stock Option Plan or 111,855 shares reserved for future issuance under the 1996 Employee Stock Purchase Plan. They also do not include 400,000 additional shares reserved for issuance under the 1996 Equity Incentive Plan in April 1998. See Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The selected consolidated financial data presented below as of and for the years ended December 31, 1996 and 1997 have been derived from the audited consolidated financial statements audited by KPMG Peat Marwick LLP, independent auditors, and included elsewhere in this Prospectus. The selected consolidated financial data presented below as of and for the years ended December 31, 1993, 1994, and 1995 have been derived from audited consolidated financial statements not included herein. The consolidated balance sheet data as of March 31, 1998 and the consolidated statements of income data for the three months ended March 31, 1997 and 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

                                                                                                               THREE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                       -----------------------------------------------------  --------------------
                                                         1993       1994       1995       1996       1997       1997       1998
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
    Net revenues.....................................  $   9,549  $  13,330  $  14,189  $  17,080  $  20,340  $   4,564  $   5,178
    Costs and expenses:
      Cost of revenues...............................      1,578      2,067      2,457      2,579      2,422        681        398
      Research and development.......................      1,639      2,355      2,161      2,527      2,248        557        623
      Selling and marketing..........................      2,848      3,637      4,270      5,090      5,765      1,548      1,526
      General and administrative.....................      1,913      2,467      3,118      3,566      4,149        879      1,159
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total costs and expenses.....................      7,978     10,526     12,006     13,762     14,584      3,665      3,706
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating income from continuing operations......      1,571      2,804      2,183      3,318      5,756        899      1,472
    Interest and other income (expense), net.........       (462)      (417)      (433)      (260)       478         24        131
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Income from continuing operations before
          income taxes...............................      1,109      2,387      1,750      3,058      6,234        923      1,603
    Income taxes.....................................        444        886        694      1,223      2,413        369        609
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Income from continuing operations............        665      1,501      1,056      1,835      3,821        554        994

    Loss from discontinued operations, net of tax
      benefit (1)....................................         --         --       (125)      (827)        --         --         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Net income...................................  $     665  $   1,501  $     931  $   1,008  $   3,821  $     554  $     994
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Earnings (loss) per share:
      Continuing operations:
        Basic........................................                                   $    0.33  $    0.57  $    0.09  $    0.14
                                                                                        ---------  ---------  ---------  ---------
                                                                                        ---------  ---------  ---------  ---------
        Diluted......................................                                   $    0.29  $    0.53  $    0.08  $    0.13
      Diluted discontinued operations (1)............                                   $   (0.19)        --         --         --
                                                                                        ---------  ---------  ---------  ---------
        Net income...................................                                   $    0.10  $    0.53  $    0.08  $    0.13
                                                                                        ---------  ---------  ---------  ---------
                                                                                        ---------  ---------  ---------  ---------
    Shares used in computing earnings (loss) per
      share (2)
      Basic..........................................                                       3,787      6,476      4,490      7,244
                                                                                        ---------  ---------  ---------  ---------
                                                                                        ---------  ---------  ---------  ---------
      Diluted........................................                                       4,280      6,960      4,903      7,735
                                                                                        ---------  ---------  ---------  ---------
                                                                                        ---------  ---------  ---------  ---------

                                                                          DECEMBER 31,
                                                      -----------------------------------------------------   MARCH 31,
                                                        1993       1994       1995       1996       1997        1998
                                                      ---------  ---------  ---------  ---------  ---------  -----------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
    Cash, cash equivalents and short-term
      investments...................................  $   3,397  $   3,851  $   3,486  $   2,409  $  12,555   $  11,607
    Working capital.................................      3,599      3,860      3,848      2,225     15,266      13,064
    Total assets....................................      7,076      9,240     10,943     11,953     28,856      30,436
    Convertible note................................      3,038      3,038      3,038         --         --          --
    Long-term obligations, net of current portion
      (3)...........................................         --         --        554        296        188         160
    Total stockholders' equity......................      1,867      2,388      2,846      6,072     23,577      24,863

------------------------
(1) See Note 4 of Notes to Consolidated Financial Statements.
(2) For an explanation of the determination of the number of shares used in computing basic and diluted earnings (loss) per share, see Note 1 of Notes to Consolidated Financial Statements.
(3) See Note 7 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Macrovision was founded in 1983 to develop video security solutions for major motion picture studios and independent video producers. Since that time, the Company has derived most of its revenues and operating income from licensing its video copy protection technologies, primarily for videocassettes and, more recently, for DVD and digital PPV applications. Copy protection revenues represented 87.5%, 85.6% and 85.0% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively. The Company expects such license fees to account for a majority of the Company's net revenues and operating income at least through 1998. The Company's videocassette copy protection customers have included the home video divisions of the seven members of the MPAA. The Company also has a variety of special interest videocassette copy protection customers, including more than 125 videocassette duplication companies and a number of rights holders, such as independent producers of exercise, sports and educational videocassettes. The Company typically receives license fees for videocassette copy protection based upon the number of copy protected videocassettes that are produced by MPAA studios or other rights holders. License fees from MPAA studios represented a majority of such fees in 1996, 1997 and the first three months of 1998.

    In 1993, the Company began licensing its digital PPV video copy protection technologies to satellite and cable television system operators and to the equipment manufacturers that supply the satellite and cable television industries. These manufacturers include in their digital set-top decoders integrated circuits incorporating the Company's copy protection technologies that can be activated to apply video copy protection to digital PPV transmissions. The Company's digital PPV copy protection revenues have been derived from up-front license fees, hardware royalties and, in 1997 and thereafter, limited PPV programming royalties. Digital PPV up-front license fees, hardware royalties and PPV programming royalties were 12.2%, 18.2% and 13.2% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively. The Company's agreements with digital PPV system operators entitle the Company to transaction-based royalty payments subsequent to the activation of copy protection for digital PPV programming.

    In 1994, the Company began licensing and selling its PhaseKrypt video scrambling technology to manufacturers of analog set-top decoders for sale to cable television system operators in developing cable television markets. The Company also sells other analog scrambling systems to television broadcasters for securing incoming contribution circuits to network control centers and outbound rebroadcast circuits to affiliate and regional stations. Finally, the Company sells specialized analog video scrambling systems in the government, military and law enforcement markets, primarily for covert surveillance applications. Video scrambling revenues increased from 12.1% of the Company's net revenues in 1996 to 13.5% in 1997 and 15.0% in the first three months of 1998. Gross margins on sales of the Company's video scrambling products have been significantly lower than on its licenses of copy protection or video scrambling technologies because of the hardware product costs associated with a more traditional manufacturing environment. The Company expects this margin differential to continue for the foreseeable future.

    In 1997, the Company derived its first revenues from royalties and hardware license fees associated with DVD copy protection. The initial customers implementing such protection have been MPAA studios. Revenues from DVD royalties in 1997 were not significant, but the Company expects revenues from DVD copy protection to increase in 1998 as market acceptance of DVD players increases and more MPAA studios release their motion pictures in DVD format.

    In October 1995, Command Audio Corporation ("CAC") was incorporated as a wholly-owned subsidiary of the Company to commercialize a distinct and new audio-on-demand technology that the Company's founder developed during 1994 and 1995. This technology does not involve copy protection or video scrambling, but rather digitally stores broadcast audio programs so that a user can listen to these programs at his or her convenience. In August 1996, the Company divested itself of all but 19.8% of its ownership in CAC. As a result, the financial results of CAC have been treated as discontinued operations. During 1997, the Company maintained its 19.8% ownership in CAC with an additional cash investment of approximately $2.0 million in connection with various rounds of third-party financing obtained by CAC. In the future, the Company may also elect to purchase additional stock in CAC to maintain its 19.8% equity ownership in CAC. Additionally, in 1996, the Company assigned to CAC all rights in certain technology and released its reversion rights in technology that the Company had previously assigned to CAC. In consideration of such assignment and release, CAC agreed to pay to the Company royalties equal to 2.0% of CAC's gross revenues for 12 years, beginning when CAC has operating revenues from certain sources or, at the election of the Company, at any time prior thereto. See "--Results of Operations--Loss from Discontinued Operations."

    In December 1997, the Company invested $1.5 million in Digimarc in exchange for shares of Digimarc's preferred stock that represent a 6.8% ownership on an as-converted basis. Digimarc is a private company that was founded in 1995. The Company and Digimarc are jointly developing a digital media copy protection solution to address the digital-to-digital copying issues associated with the next generation of DVD and digital videocassette recording devices. They have presented their proposed solution to the CPTWG and are currently working on prototype systems.

    In February 1998, Macrovision purchased 247,500 shares (approximately 19.8%) of the common stock of C-Dilla, for a purchase price of L2,121,212 (approximately $3.6 million) and prepaid $1.0 million of royalties. C-Dilla is a private company founded in 1991. C-Dilla provides rights management software for high value-added information and software publishers. In February 1998, the Company also entered into a Software Marketing License and Development Agreement (the "Agreement") under which it has, for an initial five-year term, the worldwide exclusive license to market C-Dilla's proprietary copy protection technology for CD-ROM software products in the consumer multimedia software market.

    The Company's cost of revenues consists primarily of manufacturing costs associated with the Company's video scrambling product revenues, service fees paid to licensed duplicators that apply the Company's videocassette copy protection whenever rights owners license the technology directly from the Company, and costs associated with equipment used in applying the copy protection process at the licensed duplicators. Also included in cost of revenues are patent amortization costs and legal costs associated with the Company's efforts to prevent the sale of devices that attempt to circumvent the Company's video copy protection technologies. See "Risk Factors--Risks of Circumvention Technologies" and "--Dependence on Proprietary Technology." The Company's research and development expenses are comprised primarily of employee compensation and benefits, consulting fees, tooling and supplies and an allocation of facilities costs. The Company's selling and marketing expenses are comprised primarily of employee compensation and benefits, consulting and recruiting fees, travel, advertising and an allocation of facilities costs. The Company's general and administrative expenses are comprised primarily of employee compensation and benefits, consulting and recruiting fees, travel, professional fees and an allocation of facilities costs.

    The Company has experienced significant seasonality in its business, and the Company's financial condition and results of operations are likely to be affected by seasonality in the future. The Company has typically experienced its highest revenues in the fourth quarter of each calendar year followed by lower revenues and operating income in the first quarter, and at times in subsequent quarters, of the next year. The Company believes that this trend has been principally due to the tendency of certain of the Company's customers to release their more popular motion pictures on videocassettes and DVDs during the year-end holiday shopping season. The Company anticipates that revenues, if any, from multimedia CD-ROM copy protection will also reflect this seasonal trend. In addition, revenues have tended to be lower in the summer months, particularly in Europe. See "--Quarterly Results of Operations" and "Risk Factors--Fluctuations in Future Operating Results; Seasonality."

RESULTS OF OPERATIONS

    The following table sets forth selected consolidated statement of income data expressed as a percentage of net revenues for the periods indicated:

                                                                         PERCENTAGE OF NET REVENUES
                                                                 ------------------------------------------
                                                                                           THREE MONTHS
                                                                 YEAR ENDED DECEMBER          ENDED
                                                                         31,                MARCH 31,
                                                                 --------------------  --------------------
                                                                   1996       1997       1997       1998
                                                                 ---------  ---------  ---------  ---------
Net revenues...................................................      100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Cost of revenues.............................................       15.1       11.9       14.9        7.7
  Research and development.....................................       14.8       11.1       12.2       12.0
  Selling and marketing........................................       29.8       28.3       33.9       29.5
  General and administrative...................................       20.9       20.4       19.3       22.4
                                                                 ---------  ---------  ---------  ---------
    Total costs and expenses...................................       80.6       71.7       80.3       71.6
                                                                 ---------  ---------  ---------  ---------
    Operating income from continuing operations................       19.4       28.3       19.7       28.4
Interest and other income (expense), net.......................       (1.5)       2.4        0.5        2.6
                                                                 ---------  ---------  ---------  ---------
    Income from continuing operations before income taxes......       17.9       30.7       20.2       31.0
Income taxes...................................................        7.2       11.9        8.1       11.8
                                                                 ---------  ---------  ---------  ---------
    Net income from continuing operations......................       10.7       18.8       12.1       19.2
Loss from discontinued operations..............................       (4.8)        --         --         --
                                                                 ---------  ---------  ---------  ---------
    Net income.................................................        5.9%      18.8%      12.1%      19.2%
                                                                 ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------

    The following information provides revenue information by general product lines for the periods indicated (dollars in thousands):

                                                            YEAR ENDED DECEMBER 31,             THREE MONTHS ENDED MARCH 31,
                                                   ------------------------------------------  -------------------------------
                                                     1996         %        1997         %        1997         %        1998
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Copy protection..................................  $  14,953       87.5  $  17,412       85.6  $   3,555       77.9  $   4,403
Video scrambling.................................      2,068       12.1      2,739       13.5        971       21.3        775
Other............................................         59         .4        189         .9         38         .8         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total........................................  $  17,080      100.0  $  20,340      100.0  $   4,564      100.0  $   5,178
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                       %
                                                   ---------
Copy protection..................................       85.0
Video scrambling.................................       15.0
Other............................................         --
                                                   ---------
    Total........................................      100.0
                                                   ---------
                                                   ---------

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1998

    NET REVENUES. The Company's net revenues increased 13.5% from $4.6 million in the first three months of 1997 to $5.2 million in the first three months of 1998. The Company's copy protection revenues are derived from videocassette, DVD and digital PPV copy protection. Copy protection revenues increased 23.9% from $3.6 million to $4.4 million due to higher volumes of videocassettes from studios and increases in DVD revenues, including licensing fees from DIVX and PC subassembly manufacturers, as well as license fees from DVD rights owners. The Company's video scrambling revenues are made up of sales of VES products and sales and licenses of components that use the PhaseKrypt technology. Video scrambling revenues decreased 20.2% from $971,000 to $775,000 due to decreased demand for the analog decoding equipment primarily due to the financial crisis in Southeast Asia. In addition, this crisis has delayed expected cable television system upgrades in that region and, consequently, the ability of the Company's licensees to sell addressable set-top decoders that include the Company's PhaseKrypt video scrambling technology.

    COST OF REVENUES. Cost of revenues as a percentage of revenues declined from 14.9% in the first three months of 1997 to 7.7% in the first three months of 1998. This decrease resulted from a shift in product mix to increased license fees and higher margin videocassette and DVD royalties from lower margin video scrambling product sales. In the event that revenues from video scrambling products increase as a percentage of net revenues, cost of revenues as a percentage of net revenues will increase.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by $66,000 or 11.8% from the first three months of 1997 to the first three months of 1998 primarily due to increased compensation and benefit expenses for research and development personnel and increased depreciation expenses resulting from equipment purchased in the second half of 1997. Research and development expenses remained essentially constant as a percentage of net revenues, representing 12.2% in the first three months of 1997 and 12.0% in the first three months of 1998. The Company believes that the dollar amount of research and development expenses will increase in the future, but may continue to decline as a percentage of net revenues. There can be no assurance, however, that net revenues will grow at a more rapid rate than research and development expenses.

    SELLING AND MARKETING. Selling and marketing expenses decreased by $22,000 or 1.4% from the first three months of 1997 to the first three months of 1998 primarily due to reduced consulting fees offset by higher compensation and benefit expenses from additional personnel. As a result, selling and marketing expenses declined from 33.9% of net revenues to 29.5% between the comparison periods. The Company believes that the dollar amount of selling and marketing expenses will increase in the future as the Company incurs the additional costs related to new business development, but may continue to decline as a percentage of net revenues. There can be no assurance, however, that net revenues will grow at a more rapid rate than selling and marketing expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $280,000 or 31.9% from the first three months of 1997 to the first three months of 1998 and increased as a percentage of net revenues from 19.3% to 22.4%. These increases were due to increased legal, consulting fees and accounting expenses relating to the evaluation of investment opportunities, increased expenses associated with being a public company and higher compensation and benefit expenses associated with increased personnel. The Company believes that the dollar amount of general and administrative expenses will increase in the future as the Company evaluates new business opportunities, but may decline as a percentage of net revenues. There can be no assurance, however, that net revenues will grow at a more rapid rate than general and administrative expenses.

    INTEREST AND OTHER INCOME, NET. Interest and other income, net, increased from $24,000 in the first three months of 1997 to $131,000 in the first three months of 1998, primarily as a result of investing the proceeds from the Company's initial public offering (the "IPO") in March 1997.

    INCOME TAXES. The Company's effective rate of taxation was 40.0% in the first three months of 1997 and 38.0% in the first three months of 1998. The lower rate in 1998 was primarily due to increases in tax-free interest income.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1997

    NET REVENUES. The Company's net revenues increased 19.1% from $17.1 million in 1996 to $20.3 million in 1997. Videocassette and DVD copy protection revenues increased $823,000 or 6.4% from $12.8 million in 1996 to $13.7 million in 1997 principally due to copy protection royalty revenue from replication of DVDs and license fees from PC and DVD-ROM manufacturers. In addition, digital PPV revenues increased $1.6 million or 78.8% from 1996 to 1997 as a result of increased shipments of set-top decoders from licensed manufacturers. The Company's video scrambling revenues increased $671,000 or 32.4% from 1996 to 1997. VES product revenues decreased $441,000 or 36.8% from $1.2 million in 1996 to $756,000 in 1997 as a result of a decline in orders from various government law enforcement agencies. Revenues from PhaseKrypt-related royalties and components sales to licensed cable TV equipment manufacturers in 1997 increased $1.1 million or 127.8% from 1996 to 1997. This increase was due primarily to the sale of addressable set-top converters into Brazil by one of the Company's licensees, which included royalties from the Company's PhaseKrypt scrambling technology. Due primarily to the growth in the Company's digital PPV copy protection and video scrambling businesses, videocassette copy protection revenues from the MPAA studios in the United States declined as a percentage of net revenues from 33.4% in 1996 to 27.3% in 1997.

    In 1996 and 1997, the Company's international and export revenues totaled $6.5 million and $9.5 million, respectively, representing 37.9% and 46.5%, respectively, of the Company's net revenues during those periods.

International and export revenues grew primarily as a result of increased usage of videocassette copy protection technology by the MPAA studios in international markets, overseas shipments of copy protection enabled digital PPV set-top decoders from manufacturers and increased growth in PhaseKrypt component sales and licensing fees from new geographic areas. The Company expects that international and export revenues will continue to represent a significant portion of its net revenues and that the Company's future growth will depend to a large extent on continued increases in international and export opportunities. See "Risk Factors--Risks Associated with International and Export Sales," "Business--Sales, Marketing and Customer Support" and Note 9 of Notes to Consolidated Financial Statements.

    COST OF REVENUES. Cost of revenues as a percentage of net revenues declined from 15.1% in 1996 to 11.9% in 1997. This decrease was primarily due to changes in revenue mix between product sales, which have a relatively high cost of revenues, and licensing revenues, which have a relatively low cost of revenues. In addition, rates paid by the Company to videocassette duplicators were reduced, but the effect of this reduction was offset by increased-patent related expenses and equipment costs for processors purchased for duplicators. See Note 1 of Notes to Consolidated Financial Statements.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $2.5 million and $2.2 million, which represented 14.8% and 11.1% of net revenues, in 1996 and 1997, respectively. The dollar and percentage decreases from 1996 to 1997 were principally due to a decrease in consulting fees and project supplies associated with the completion of hardware development of VES products and the Company's Colorstripe technology for use in DVD and digital PPV applications in 1996. One of the major projects started by the Company in 1997 was the joint development effort with Digimarc to develop a video watermarking solution for DVD and other digital video platforms.

    SELLING AND MARKETING. Selling and marketing expenses were $5.1 million and $5.8 million, which represented 29.8% and 28.3% of net revenues, in 1996 and 1997, respectively. The increase in absolute dollars from 1996 to 1997 was primarily a result of the hiring of additional employees for PPV and international business development, increased compensation and benefits, and external consulting costs associated with digital PPV and international marketing.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $3.6 million and $4.1 million, representing 20.9% and 20.4% of net revenues, in 1996 and 1997, respectively. The increase in absolute dollars from 1996 to 1997 was primarily related to the additional administrative expenses required in managing a public company compared to a private company, increased compensation and benefits, legal fees associated with the Swyt arbitration proceeding and an increase in bad debt expense.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Interest and other expense consists primarily of interest expense on a convertible note and capitalized equipment leases. Interest and other expense was $327,000 and $35,000 in 1996 and 1997, respectively. The decrease in interest expense from 1996 to 1997 was principally attributable to the conversion of a $3.0 million convertible note into Preferred Stock in July 1996 and subsequently into common stock upon completion of the IPO. Interest income was $67,000 and $513,000 in 1996 and 1997, respectively. The increase from 1996 to 1997 was a result of interest earned on cash and cash equivalents, short term investments and long-term marketable investment securities primarily from the proceeds of the IPO. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

    INCOME TAXES. The Company's effective rate of taxation on continuing operations was 40.0% and 38.7% in 1996 and 1997, respectively. Income taxes consist primarily of federal income taxes, state taxes and international taxes withheld on foreign revenue. The decrease in such rate from 1996 to 1997 was primarily due to an increase in tax credits and an increase in tax exempt interest. See Note 6 of Notes to Consolidated Financial Statements.

    LOSS FROM DISCONTINUED OPERATIONS. The loss from discontinued operations was $827,000 in 1996, net of income tax benefit. Information related to discontinued operations is as follows (in thousands):

                                                                                                    YEAR ENDED
                                                                                                 DECEMBER 31, 1996
                                                                                                 -----------------
Costs and expenses.............................................................................      $  (1,081)
                                                                                                       -------
  Operating loss...............................................................................         (1,081)
Other income, net..............................................................................              5
                                                                                                       -------
  Loss before income taxes.....................................................................         (1,076)
Income tax benefit, net........................................................................            249
                                                                                                       -------
  Net loss.....................................................................................      $    (827)
                                                                                                       -------
                                                                                                       -------

    Included in income tax benefit, net for 1996 is a write-off of the deferred tax asset attributable to CAC of $203,000.

    The costs and expenses in the above table represent the administration and development costs of CAC, which was incorporated as a wholly-owned subsidiary of the Company in October 1995, to commercialize a distinct and new audio-on-demand technology. In connection with the incorporation of CAC, the Company contributed to CAC the patents that related to the CAC technology. The underlying technology of CAC is distinct from the copy protection and video scrambling technologies that underlie the Company's core business. The employees of CAC have been exclusively involved in the CAC operation since they were hired. None of these employees was involved in the technology development underlying the Company's core business or any other aspect of the Company's business. From its inception until separation, CAC generated no revenues and concentrated exclusively on research and development activities. In the third quarter of 1996, the Company divested itself of all but 19.8% of its ownership in CAC. Additionally, in 1996, the Company assigned to CAC all rights in certain technology and released its reversion rights in technology that the Company had previously assigned to CAC. In consideration of such assignment and release, CAC agreed to pay to the Company royalties equal to 2.0% of CAC's gross revenues for 12 years, beginning when CAC has operating revenues from certain sources or, at the election of the Company, at any time prior thereto. See Note 4 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain quarterly unaudited consolidated financial data for the periods indicated, as well as the percentage of the Company's net revenues represented by such data. These data have been derived from the Company's unaudited consolidated financial statements that, in the opinion of management, have been prepared on substantially the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Such data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                           QUARTER ENDED
                                  ------------------------------------------------------------------------------------------------
                                                    1996                                        1997                        1998
                                  -----------------------------------------   -----------------------------------------   --------
                                  MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Net revenues....................  $ 3,583    $ 3,737    $ 4,380    $ 5,381    $ 4,564    $ 4,722    $ 5,040    $ 6,014    $ 5,178
Costs and expenses:
  Cost of revenues..............      594        707        525        752        681        697        444        600        398
  Research and development......      642        679        594        612        557        516        549        626        623
  Selling and marketing.........    1,241      1,296      1,280      1,273      1,548      1,378      1,472      1,367      1,526
  General and administrative....      601        875      1,016      1,074        879      1,018      1,021      1,231      1,159
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total costs and expenses....    3,078      3,557      3,415      3,712      3,665      3,609      3,486      3,824      3,706
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
    Operating income from
      continuing operations.....      505        180        965      1,669        899      1,113      1,554      2,190      1,472
Interest and other income
 (expense), net.................     (120)      (109)       (13)       (19)        24        149        138        167        131
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income (loss) from
      continuing operations
      before income taxes.......      385         71        952      1,650        923      1,262      1,692      2,357      1,603
Income taxes....................      192         62        331        638        369        505        644        895        609
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income from continuing
      operations................      193          9        621      1,012        554        757      1,048      1,462        994
Loss from discontinued
 operations.....................     (195)      (632)        --         --         --         --         --         --         --
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
    Net income (loss)...........  $    (2)   $  (623)   $   621    $ 1,012    $   554    $   757    $ 1,048    $ 1,462    $   994
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------
                                  --------   --------   --------   --------   --------   --------   --------   --------   --------

                                                                      PERCENTAGE OF NET REVENUES
                                   ------------------------------------------------------------------------------------------------
Net revenues.....................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Cost of revenues...............     16.6       18.9       12.0       14.0       14.9       14.8        8.8       10.0        7.7
  Research and development.......     17.9       18.2       13.6       11.4       12.2       10.9       10.9       10.4       12.0
  Selling and marketing..........     34.6       34.7       29.2       23.6       33.9       29.2       29.2       22.7       29.5
  General and administrative.....     16.8       23.4       23.2       20.0       19.3       21.5       20.3       20.5       22.4
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total costs and expenses.....     85.9       95.2       78.0       69.0       80.3       76.4       69.2       63.6       71.6
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
    Operating income from
      continuing operations......     14.1        4.8       22.0       31.0       19.7       23.6       30.8       36.4       28.4
Interest and other income
 (expense), net..................     (3.3)      (2.9)      (0.3)      (0.3)       0.5        3.2        2.8        2.8        2.6
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income (loss) from continuing
      operations before income
      taxes......................     10.8        1.9       21.7       30.7       20.2       26.7       33.6       39.2       31.0
Income taxes.....................      5.4        1.7        7.5       11.9        8.1       10.7       12.8       14.9       11.8
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income from continuing
      operations.................      5.4        0.2       14.2       18.8       12.1       16.0       20.8       24.3       19.2
Loss from discontinued
 operations......................     (5.4)     (16.9)        --         --         --         --         --         --         --
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
    Net income (loss)............     (0.0)%    (16.7)%     14.2%      18.8%      12.1%      16.0%      20.8%      24.3%      19.2%
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------

    The Company has experienced significant seasonality in its business, and the Company's financial condition and results of operations are likely to be affected by seasonality in the future. The Company has typically experienced its highest revenues in the fourth quarter of each calendar year followed by lower revenues and operating income in the first quarter, and at times in subsequent quarters, of the next year. Revenues increased

22.9% from the third quarter of 1996 to the fourth quarter of 1996 primarily as a result of a $900,000 increase in digital PPV set-top decoder royalties. Revenues increased 19.3% from the third quarter of 1997 to the fourth quarter of 1997 as a result of revenue increases in all technology and product categories, particularly Pay TV components and licenses.

    The Company's cost of revenues is subject not only to seasonal and quarterly fluctuations due to changes in net revenues but also to fluctuations resulting from shifts in revenue mix between the Company's product sales and licensing revenues. In the second quarter of 1996, the Company experienced a higher cost of revenues as a percentage of revenues due to a writedown of certain obsolete inventory. In the last two quarters of 1997 and the first quarter of 1998, cost of revenues as a percentage of revenues was lower than previous quarters as video scrambling products represented a smaller proportion of the Company's net revenues.

    The Company's research and development expenses fluctuate quarterly depending on the stages of various projects, the use of consultants and temporary employees, and the utilization of prototype materials.

    The increase in selling and marketing expenses from the fourth quarter of 1996 to the first quarter of 1997 was primarily due to increased sales efforts in PPV and video scrambling.

    General and administrative expenses in 1996 fluctuated principally due to bad debt reserves and bonuses. General and administrative expenses in 1997 increased as a result of costs associated with being a public company as well as additional bad debt reserves recorded in the fourth quarter of 1997.

    Interest expense decreased in the third quarter of 1996 primarily due to the conversion of a convertible note into Series A Preferred Stock in July 1996. The Company began earning interest income in the first quarter of 1997 as a result of investing the proceeds from the IPO.

    The Company's operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, on an annual and quarterly basis as a result of a number of factors. Such factors include, but are not limited to, the timing of release of popular motion pictures on videocassettes or DVDs or by digital PPV transmission, the degree of acceptance of the Company's copy protection technologies by major motion picture studios, the mix of products sold and technologies licensed, any change in product or license pricing, the seasonality of revenues, changes in the Company's operating expenses, personnel changes, the development of the Company's direct and indirect distribution channels, foreign currency exchange rates and general economic conditions. The Company may choose to reduce prices or increase spending in response to competition or new technologies or elect to pursue new market opportunities. If new competitors, technological advances in the industry or by existing or new competitors or other competitive factors require the Company to invest significantly greater resources in research and development or marketing efforts, the Company's future operating results may be adversely affected. Because a high percentage of the Company's operating expenses is fixed, a small variation in the timing of recognition of revenues can cause significant variations in operating results from period to period.

    Based upon the factors enumerated above, the Company believes that its quarterly and annual revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of net revenues or its rate of revenue growth on a quarterly or annual basis. It is likely that, in some future quarter, the Company's operating results will be below the expectations of stock market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Furthermore, the Company may not be in a position to anticipate a decline in revenues in any quarter until late in the quarter, due primarily to the delay inherent in revenue reporting from licensees and replicators, resulting in a potentially more significant level of volatility in the price of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations primarily from cash generated by continuing operations. The Company's continuing operations provided net cash of $2.9 million, $2.4 million and $2.5 million in 1996, 1997 and the first three months of 1998, respectively. In 1996, net cash was provided primarily by net income (before depreciation and amortization) and increases in accounts payable, accrued liabilities and deferred revenue, partially offset by increases in accounts receivable. In 1997, net cash was provided primarily by net income (before depreciation and amortization) and increases in income taxes payable and deferred revenue, partially offset by increases in accounts receivable. In the first three months of 1998, net cash was provided primarily by net income (before depreciation and amortization), a decrease in accounts receivable and an increase in deferred revenue.

    Investing activities provided net cash of $48,000 in 1996 and used net cash of $17.5 million in 1997 and $1.3 million in the first three months of 1998. In 1996, cash from sales or maturities of short-term investments was almost completely offset by purchases of equipment, payments for patents and other intangibles and expenses paid on behalf of CAC. In 1997, net cash used in investing activities resulted primarily from purchases of short and long-term marketable investment securities and investments of $1.5 million in Digimarc and approximately $2.0 million in CAC. In the first three months of 1998, net cash used in investing activities was primarily an investment of $3.6 million in C-Dilla and approximately $1.0 million of prepaid royalties to C-Dilla, offset in part by sales and maturities of marketable securities. See Note 2 of Notes to Consolidated Financial Statements.

    Net cash used in financing activities was $1.6 million in 1996, primarily to repay long-term debt and to pay cash dividends on Preferred Stock then outstanding. Net cash provided by financing activities was $13.9 million in 1997, almost all of which resulted from the Company's initial public offering. Net cash provided by financing activities was $230,000 in the first three months of 1998, primarily from sales of stock under the Company's employee stock option and stock purchase plans.

    At March 31, 1998, the Company had $2.8 million in cash and cash equivalents, $8.8 million in short-term investments and $751,000 in long-term marketable investment securities. The Company has no material commitments for capital expenditures but anticipates that capital expenditures for the next 12 months will aggregate approximately $400,000. The Company also has future minimum lease payments of approximately $1.8 million under operating leases and approximately $300,000 under capital leases. In the future, the Company may also elect to purchase additional stock in CAC to maintain its 19.8% equity ownership in CAC.

    The Company believes that its existing cash, cash equivalents and short-term investments, cash provided by operating activities and the proceeds of this offering will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. To the extent that the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Consequently, any such growth may require the Company to obtain additional equity or debt financing. There can be no assurance that any necessary additional financing will be available to the Company on commercially reasonable terms, if at all. Management intends to invest the Company's excess cash in short-term and long-term, interest bearing, investment grade securities. Although there are no other present agreements with respect to any acquisition of other businesses, products or technologies, from time to time in the ordinary course of business, the Company evaluates opportunities for strategic investments, licensing arrangements, joint ventures and acquisitions of businesses, products or technologies that are complementary to those of the Company and may in the future use a portion of the Company's cash to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

YEAR 2000 ISSUES

    Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000 and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues. To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company plans to complete its Year 2000 research and testing by the end of 1998. All costs associated with carrying out the

Company's plan for the Year 2000 problem are being expensed as incurred. The costs associated with preparation for the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless, there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance. Any Year 2000 compliance problems of the Company or its customers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations. During the past three years, the Company completed an effort to convert its financial applications to commercial products that, according to their suppliers, are Year 2000 compliant. The Company has received confirmations from its primary suppliers indicating that they are either Year 2000 compliant or have plans in place to ensure readiness. As part of the Company's assessment, it is evaluating the level of validation it will require of third parties to ensure their Year 2000 readiness.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "REPORTING COMPREHENSIVE INCOME." SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and "other comprehensive income" in a full set of general purpose financial statements. "Other comprehensive income" refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders' equity. SFAS No. 130 is effective for annual and interim periods beginning after December 15, 1997 and for periods ended before that date when presented for comparative purposes. SFAS No. 130 was adopted by the Company in its quarter ended March 31, 1998 and for prior comparative periods. The Company has not yet determined the format it will use to display the information required by SFAS No. 130 in the annual financial statements for the year ended December 31, 1998. Total comprehensive income was $496,000 and $994,000 for the three months ended March 31, 1997 and 1998, respectively, and $991,000 and $3,742,000 for the years ended December 31, 1996 and 1997, respectively. The primary components of other comprehensive income include unrealized gains and losses resulting from the translation of the Company's foreign subsidiaries which have a local functional currency and unrealized holding gains and losses related to the Company's available-for-sale investments.

    In June 1997, the FASB issued SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." SFAS No. 131 establishes standards of reporting information about operating segments in annual financial statements by public business enterprises and requires such enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and for periods ended before that date when presented for comparative purposes. The required interim disclosures are not required to be made in the initial year of application, but the information for the interim periods for the initial year is required as comparative information in the second year of application. As such, the Company intends to display the information required by SFAS No. 131 in the interim and annual financial statements for the year ending December 31, 1999.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
  SECURITIES LITIGATION REFORM ACT OF 1995

    The statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical are forward-looking statements. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements including those factors identified in "Risk Factors." Results actually achieved thus may differ materially from expected results included in these statements.

                                    BUSINESS

    The Company designs, develops and markets video security technologies and products that provide copy protection and video scrambling for motion pictures and other proprietary video materials that are stored on videocassettes, DVDs or other media or are transmitted by means of cable, satellite or microwave transmission. The Company's two primary technologies, copy protection and video scrambling, are distinct in their application, but can be complementary in their ability to protect copyright holders' video programming. The Company has recently broadened its focus to include copy protection of other media, including multimedia CD-ROMs and Internet-delivered software products.

    The Company's copy protection technologies enable consumers to view programming stored on prerecorded videocassettes and DVDs or transmitted as digital PPV programs via cable and satellite, but deter unauthorized consumer copying of such programming. The Company believes that approximately one-third of all commercial videocassettes produced worldwide during 1997 were copy protected, and that substantially all of those copy protected videocassettes incorporated the Company's technology. All of the MPAA studios have used the Company's copy protection technology to protect some or all of their videocassettes in one or more countries around the world. Studios such as Disney, Columbia, PolyGram and Paramount have signed agreements to apply the Company's copy protection technologies to substantially all of the motion pictures that they release in videocassette and DVD format in the United States. The Company believes that its video copy protection technologies are accepted as the DE FACTO standard for preventing digital and analog video from being copied by consumer VHS videocassette recorders. The Company does not license and has no plans to license its technology for use in deterring consumer copying of free television broadcasts.

    The Company's video scrambling technologies are used by cable and satellite television system operators in connection with analog PPV and Pay TV programming, as well as by businesses, governments and other organizations to provide for the secure transmission of video signals.

INDUSTRY BACKGROUND

    Motion picture studios generally release major motion pictures to various venues (E.G., theaters, hotels/ airlines or home video) in a series of "release windows" in order to maximize revenues from each venue. The chart below indicates the studios' aggregate United States revenues from each venue in 1997, as estimated by entertainment media analyst Paul Kagan Associates, Inc. ("Paul Kagan"), and shows the typical major motion picture release windows in the United States.

                                    [CHART]

    In the past few years, home video has surpassed the theatrical box office as the largest source of revenues for the motion picture industry. With production costs continually growing, studio profitability has become increasingly dependent on the development of new venues, such as home video and digital PPV. The studios typically release motion pictures on network television in the United States approximately 24 months after theatrical box office release. Theatrical box office release in foreign countries generally follows theatrical box office release in the United States by at least four months. In foreign countries, PPV releases generally follow home video releases by approximately six months and Pay TV releases generally follow PPV releases by approximately six months.

    COPY PROTECTION

    Copyright holders wish to maximize the economic value from each feature film or other video program over its copyright life, currently 75 years. When consumers make copies of motion pictures, whether from hotel, airline, home video or PPV releases, independent studies show that studios and video retailers lose video sales and rental revenues. Paul Kagan estimates that 34.8 million households in the United States (approximately 43% of all households with VCRs) owned two or more VCRs in December 1997, and thus were capable of making unauthorized copies of prerecorded videocassettes. Based on a 1996 Macrovision-sponsored national survey, the Company estimates that consumer video piracy costs the industry approximately $370 million in annual lost revenues. To protect their revenues in the home video and subsequent release venues, many studios are attempting to prevent unauthorized copies of motion pictures from entering the marketplace. Recently, studios have begun to participate in the revenue stream from the rental of motion pictures on videocassettes through agreements with video rental businesses. The Company believes that revenue sharing could provide further incentive for the studios to support videocassette copy protection. Other copyright holders, such as independent video producers, governments, businesses and institutions, also benefit from preventing unauthorized copying of special interest, educational and other prerecorded video programming.

    Emerging trends in the PPV market are also increasing the need for effective copy protection technologies. PPV television, which enables consumers to view motion pictures and other programming in their homes via their existing cable or satellite television systems for an additional fee for each viewing, has generated to date only a small fraction of the revenues generated by home video. However, motion picture studios typically receive revenue each time a consumer views a motion picture on PPV, which results in higher profit margins than home video. Analog cable television systems provide few PPV channels, which limits the number of available motion pictures and the frequency of viewing times. In addition, the studios, in an effort to protect their home video revenues, typically release a motion picture on PPV one to three months after it is released on videocassette. Digital PPV, however, provides consumers with the benefits of more channels, a greater variety of motion pictures and more frequent motion picture viewing times. However, viewers can copy PPV movies in their homes with a single VCR. When the transmission is digital, copy quality is better than that of copies made from videocassettes or analog cable television. It is not economically feasible to retrofit the analog cable television systems currently in place in the United States with copy protection technology. As a result, the opportunity to introduce effective copy protection for PPV is expected to grow only to the extent that digital PPV replaces existing analog PPV systems.

    DVD hardware and media became commercially available in the United States in 1997, and approximately 500,000 DVD players had been shipped by manufacturers as of March 31, 1998. The introduction of DVDs presents serious concerns to the studios. Without effective copy protection, any one of the approximately 425 million VCRs throughout the world, when combined with a DVD player, can make unlimited videocassette copies of a non-copy protected DVD that are nearly equal in quality to a professionally prerecorded videocassette. Because of their superior picture quality, lower manufacturing cost, relative ease of use and smaller size, DVDs are expected to supplant videocassettes over time as the preferred home video distribution medium. As a result, the need for reliable copy protection is expected to become more important as DVDs become more available.

    VIDEO SCRAMBLING

    Cable and satellite television system operators require secure video scrambling technology to prevent unauthorized viewing of PPV and Pay TV programming. Unauthorized or "pirate" descramblers for existing analog PPV and Pay TV scrambling systems are readily available to consumers at low cost, allowing them to view programming without paying the system operator. Based on a 1992 survey of cable television system operators, the National Cable Television Association's Office of Cable Signal Theft reported that unauthorized viewing of cable television premium channels and PPV translated into an estimated $4.7 billion per year in potentially lost revenues to system operators and motion picture studios. However, the substantial installed base of analog set-top decoders makes the cost of providing a new, more secure analog scrambling system in the United States prohibitive.

    Although system operators in the United States and Western Europe are upgrading their networks with digital compression, analog cable and microwave Pay TV systems continue to be built, particularly in developing countries, because analog systems are far less expensive to build than digital systems and these emerging markets do not require the range of programming and channel capacity that digital compression provides.

Industry publications have projected that the market for addressable analog Pay TV decoders will be approximately $2 billion annually by the year 2000. MPAA studios are increasingly requiring international cable operators to install effective and secure scrambling systems as a precondition to receiving their motion pictures. International system operators now offer premium and PPV channels that require new addressable analog systems that provide security against signal theft, are cost effective, can support a variety of program tiers and can be authorized remotely by the system operator.

    CD-ROM/MULTIMEDIA COPY PROTECTION

    The Interactive Digital Software Association estimates that computer software and video game companies based in the United States lost $3.2 billion worldwide in 1997 due to software piracy, primarily professional counterfeiting. Recently CD recordable drives have been introduced in the consumer electronics industry that are priced as low as $300 and are expected to become standard features in personal computers in the near future. In addition, blank CD-ROM disks can be purchased for less than $1 in the United States. As a result, computer software and video game companies may soon face an additional threat of lost revenues due to consumer copying of CD-ROM software.

THE MACROVISION SOLUTION

    Macrovision offers copy protection and video scrambling technologies and products that address the video security needs of motion picture studios and other copyright holders, program distributors, cable and satellite Pay TV and PPV system operators, governments, businesses and equipment manufacturers. The Company also intends to offer copy protection for CD-ROM and Internet-delivered software products in the consumer multimedia market through its relationship with C-Dilla.

    COPY PROTECTION

    The Company's copy protection technologies allow consumers to view programming stored on prerecorded videocassettes or DVDs or transmitted as digital PPV programs via cable or satellite, but deter unauthorized consumer copying of such programming. Videocassettes are encoded with the Company's copy protection process as they are manufactured. In digital PPV and DVD applications, the Company's copy protection is activated by a copy protection signal generator circuit embedded within the cable or satellite digital set-top decoder or the DVD player. The diagram below illustrates the various means of implementing the Company's copy protection technologies.

                               [GRAPHIC]

    VIDEO SCRAMBLING

    The Company's video scrambling technologies prevent unauthorized viewing of video programming unless the viewer has paid for, or otherwise has been granted, the right to view such programming. The video signals are scrambled using a combination of analog video scrambling and digital encryption. This provides a high level of security against signal theft while maintaining low decoder cost. For cable, satellite and microwave television applications of the Company's PhaseKrypt technology, the cost of decoding the scrambled picture is minimized by using a secure analog technology that partially relies on the electronics of the television set to make the image viewable. The Company has also developed products implementing other video scrambling technologies that serve growing niche markets, such as law enforcement and private networks. The diagram below illustrates implementation of the Company's video scrambling technologies in a transmission environment.

                                [GRAPHIC]

    CD-ROM/MULTIMEDIA COPY PROTECTION

    Under an agreement with C-Dilla, the Company has the exclusive marketing rights for consumer multimedia applications of certain software copy protection technologies developed by C-Dilla for CD-ROM and Internet-delivered software products. The Company and C-Dilla have recently demonstrated their CD-ROM copy protection technology, called SafeDisc. SafeDisc is in final customer acceptance testing and is expected to be available before the end of 1998. The Company believes that its expertise in marketing video copy protection technology and its reputation for providing high quality copy protection solutions will give the Company an advantage in marketing CD-ROM copy protection technology. There can be no assurance that the CD-ROM copy protection solution marketed by the Company will achieve or sustain market acceptance. See "Risk Factors--Entrance Into New Market."

THE MACROVISION STRATEGY

    The Company is dedicated to providing advanced video security technologies and products to its customers. The Company intends to maintain and enhance its position as a leading provider of these technologies and products by focusing on the following key strategies:

    PURSUE ROYALTY-BASED LICENSING MODEL. The Company is pursuing a royalty-based licensing model that results in a high margin, transaction-oriented business with recurring revenues. As the sole provider of copy protection for prerecorded videocassettes to the MPAA studios, the Company typically licenses its technology pursuant to volume-based pricing schedules. Royalties and other fees are currently paid by copyright holders, commercial duplicators, hardware manufacturers and program distributors. The Company intends whenever feasible to continue to license its technologies to third parties for volume or transaction-based royalties and fees.

    LEVERAGE KEY CUSTOMER RELATIONSHIPS. Over the past ten years, the Company has developed strong relationships with its customers, including the major Hollywood studios and key members of the video duplication industry, as well as the cable and satellite television system operators and the equipment manufacturers that serve these customers. The Company attempts to develop strategic relationships with its customers, to broaden the use of existing applications for its technologies and to enhance the security and future sales opportunities of its customers' video properties.

    INCREASE MARKET PENETRATION OF COPY PROTECTION BUSINESS. The Company estimates that it has penetrated approximately one-third of the worldwide videocassette copy protection market, which leaves a large potential opportunity, even as digital PPV and DVDs begin to displace analog videocassettes. The Company licenses its technology to DVD hardware manufacturers and provides favorable terms to DVD hardware manufacturers that ensure that the VCRs they manufacture respond to the Company's copy protection technologies. The Company intends to make its copy protection technology available and affordable to all video copyright holders in all prerecorded packaged media and digital PPV venues and seeks to have its technology specified by all PPV system operators, digital set-top decoder manufacturers and DVD hardware manufacturers.

    INTRODUCE NEW PRODUCT APPLICATIONS AND TECHNOLOGIES. The Company intends to continue to expand its technological base, primarily in intellectual property copy protection, in current as well as new markets, through internal development, strategic investments, licensing arrangements, joint ventures or potential acquisitions of products, technologies or companies. In addition to its internally-developed video copy protection technology, the Company has recently entered into agreements with Digimarc and C-Dilla to develop and license, respectively, products for DVD, DVD-ROM and CD-ROM copy protection.

    PROTECT PATENT POSITION. The Company believes that its future success will depend, in part, on the continued protection of its proprietary technologies. The Company has obtained patents to protect its copy protection and video scrambling technologies and intends to continue to pursue patent protection aggressively. The Company has invested substantial resources in developing and obtaining patents covering a number of processes and devices that unauthorized parties could use to circumvent the Company's consumer copy protection technologies. The Company uses these patents to limit the proliferation of such devices and has initiated a number of disputes relating to infringement of these patents. The Company intends to continue to protect and defend its patented technologies aggressively through further technological innovation, legal action and support of further legislative initiatives to protect rights owners.

TECHNOLOGIES AND PRODUCTS

    The Company's technologies are either licensed or sold, depending upon the particular application or product. For videocassette copy protection, copyright holders and licensed duplicators typically pay the Company a per unit licensing fee for the right to apply the Company's technology. In addition, copyright holders typically pay the Company a per unit license fee to apply copy protection to DVDs. For digital PPV, cable and satellite television system operators pay the Company a one-time license fee for the right to incorporate the Company's copy protection technology into their networks and have entered into agreements with the Company pursuant to which the Company is entitled to transaction-based royalty payments at such time as copy protection for digital PPV programming is activated. Set-top decoder manufacturers also license the Company's copy protection and video scrambling technologies for an up-front fee and a per unit hardware royalty. In addition, semiconductor manufacturers pay the Company a small one-time service fee to verify proper implementation of the Company's copy protection technologies in integrated circuits for set-top decoders. For the DVD market, the Company offers licenses to consumer electronics and personal computer manufacturers and rights owners. The licenses to rights owners use unit-based royalties similar to that for the Company's videocassette copy protection business. In the video scrambling business, the Company both licenses its PhaseKrypt technology on a per-decoder or per-encoder basis, and sells PhaseKrypt decoder integrated circuits and PhaseKrypt encoders. The Company also sells a line of products based on its various video scrambling technologies for applications in television broadcasting and niche markets such as law enforcement and private networks. For the CD-ROM copy protection business, the Company intends to pursue the same business model that it established for videocassette copy protection. See "Risk Factors--Need to Establish and Maintain Licensing Relationships."

    COPY PROTECTION TECHNOLOGIES

    The Company's copy protection technologies are designed to allow motion picture studios and other copyright holders to protect their copyrighted and proprietary video material from unauthorized consumer copying. The Company's copy protection technologies for videocassettes and DVDs generally are priced as low as a few pennies per unit, depending upon such factors as the term of the contract and the annual volume commitment made by the copyright holder. The Company believes that copyright holders justify the decision to pay for the Company's technology through a combination of increased videocassette sales, increased revenues from downstream venues, stronger relationships with retailers and a favorable return on investment compared to equivalent advertising expenditures.

    The Company's copy protection technology is "applied" electronically to videocassettes at the time of duplication at over 230 commercial duplication facilities in 34 countries. Company-owned copy protection equipment is installed and maintained by the Company in each duplication facility. The Company licenses commercial duplicators to act as distributors and sales agents in return for a share of the copy protection fees duplicators receive from their customers. In cases in which the rights owner licenses the technology directly from the Company, the Company pays service fees to the commercial duplicators. The Company's copy protection technology has been applied to more than 2 billion videocassettes worldwide since 1985, and was applied to more than 460 million videocassettes in 1997. All MPAA studios use the Company's copy protection technologies to protect some or all of their videocassettes in one or more countries around the world. In 1996 and 1997, three of these studios applied the Company's technology to a majority of the videocassettes they produced. In addition, the Company believes that more than 1,500 corporate, educational and special interest copyright holders have contracted with the Company's licensed duplicators to apply the Company's copy protection process to their videocassettes. See "Risk Factors--Dependence on Key Customers."

    The Company has developed an enhanced version of its videocassette copy protection technology for the DVD format and for the digital PPV networks that are being developed and deployed by direct broadcast satellite and cable television operators. This enhanced copy protection technology is "applied" by an integrated circuit that is embedded within the DVD player or digital set-top decoder and that can later be activated by copy protection control codes in the video program or PPV network access control system. Upon activation, the embedded integrated circuit generates the Company's copy protection signal and applies it to the program material at the analog output port of the DVD player or digital set-top decoder. This copy protection signal inhibits customers from using a DVD player or a digital set-top decoder to make commercial quality videocassette copies of the DVD or PPV program. See "Risk Factors--Evolving Market for DVD and Digital PPV Copy Protection."

    The Company has licensed its copy protection technology for digital PPV to 41 set-top decoder manufacturers and 13 digital PPV system operators. As of March 31, 1998, four digital PPV program providers in Japan and one system operator in Hong Kong had activated copy protection for digital PPV programming. The Company's copy protection technology is embedded in approximately seven million digital set-top decoders currently in use in the United States, Japan, Europe and a number of countries in Latin America, for which the Company has received license fees and royalties from the digital set-top decoder manufacturers.

    In October 1996, a multi-industry technical working group comprised of major motion picture studios, consumer electronics manufacturers and personal computer hardware and software companies adopted a set of copy protection principles that established prerequisites for commercial availability of DVD hardware and media. The Company believes that its copy protection technology is currently the only digital-to-analog copy protection solution that satisfies these principles. As of March 31, 1998, 82 companies that manufacture DVD players or DVD-ROM drives had signed agreements with the Company to incorporate the Company's DVD copy protection technology in their hardware.

    Copy protection represented 87.5%, 85.6% and 85.0% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively.

    VIDEO SCRAMBLING TECHNOLOGIES AND PRODUCTS

    The Company's video scrambling technologies are used to prevent unauthorized viewing of video content during analog video transmissions from one location to another location. These technologies are used in PPV, Pay

TV, business television and other private networks, broadcast television and government, military and law enforcement markets.

    The Company's PhaseKrypt video scrambling technology is a relatively secure, easy to use, low cost alternative to other widely used analog scrambling systems. PhaseKrypt is intended for use in Pay TV and PPV applications in developing cable television markets such as South America, South Korea, Taiwan, the People's Republic of China and the Philippines. Analog set-top decoder manufacturers either license PhaseKrypt for an up-front fee and a per unit hardware royalty or purchase encoder hardware and decoder components from the Company. Cable television operators purchase PhaseKrypt-enabled set-top decoders and encoder hardware from Macrovision licensees for installation in their systems.

    The Company's video encryption system ("VES") technology is incorporated into a variety of professional and near-professional broadcast quality scrambling products that the Company sells rather than licenses. One of the VES systems is a professional, broadcast-quality video scrambling system that is available in NTSC and PAL versions. Primary applications include broadcast television distribution to network affiliate stations and retransmission facilities, programming delivery to cable television head-ends, programming contribution circuits and backhauls. The Company has also developed two miniaturized DC-powered scrambling systems that are used primarily for covert law enforcement, military surveillance and broadcast television news gathering applications. A miniaturized multiplexer product is also available that combines two video signals for transmission over single channel video links.

    Video scrambling represented 12.1%, 13.5% and 15.0% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively.

    CINEGUARD

    CineGuard utilizes the Company's PhaseKrypt video scrambling technology to distribute motion pictures on Super VHS videocassettes primarily to small theaters in rural towns in international markets. The Company's PhaseKrypt technology allows motion pictures to be recorded on videocassettes in a scrambled state and descrambled by the Company's decoder integrated into the video projector located at the CineGuard theater. This deters unauthorized parties from copying the motion picture from the videocassette. As a result, studios would be able to distribute motion pictures to small theaters concurrently with their release to major film exhibitors at a cost of approximately $40 per videocassette compared to approximately $1,500 for a film print. In 1997, the Company discontinued its CineGuard operations in Poland, Ireland and South Africa due to lack of demand from local exhibitors. The Company has an existing master licensee in the Philippines and will continue to license CineGuard to interested parties. Neither the revenues nor the costs for CineGuard are expected to have a material impact on the business or financial condition of the Company in 1998.

    CD-ROM/MULTIMEDIA COPY PROTECTION

    The Company and C-Dilla have recently demonstrated their CD-ROM copy protection technology, called SafeDisc. The Company has an exclusive license from C-Dilla to market and license SafeDisc for consumer multimedia applications. SafeDisc is comprised of an authenticating digital signature on the CD-ROM, encryption of the software content and authentication instructions that preclude decryption unless the authentication digital signature is found. The Company believes that SafeDisc will provide a relatively secure, low cost means of protecting CD-ROM software from consumer copying without adversely affecting the consumer's use of the CD-ROM content. There can be no assurance that SafeDisc will be successfully introduced, that it will provide its intended benefits or that it will achieve or sustain market acceptance with multimedia software publishers or consumers. See "Risk Factors--Entry Into New Market."

CUSTOMERS

    COPY PROTECTION LICENSEES

    The Company's packaged media copy protection technology for videocassettes and DVDs is used by the following major motion picture studios and other home video suppliers and by the following commercial videocassette duplicators, each of which accounted for at least $75,000 of the Company's net revenues during 1997:

                                                          COMMERCIAL VIDEOCASSETTE
HOME VIDEO SUPPLIERS                                      DUPLICATORS
--------------------------------------------------------  ----------------------------------
BMG Entertainment                                         Allied Digital Technologies
Buena Vista Home Video, Inc. (Disney)                     Vaughn Communications, Inc.
Columbia House
Columbia TriStar Home Video (Sony Pictures
  Entertainment)
HBO Home Video
New Line Home Video
Paramount Pictures
Twentieth Century Fox Home Entertainment, Inc.
Universal Studios Home Video
Warner Home Video

    During 1996, revenues from the Company's three largest customers represented 37% of the Company's net revenues and each accounted for more than 10% of the Company's net revenues. For 1997, one customer accounted for 11% of the Company's net revenues. For the first three months of 1998, revenues from the Company's two largest customers represented 22% of the Company's net revenues and each accounted for more than 10% of the Company's net revenues. The MPAA studios as a group accounted for 47.1%, 38.6% and 41.7% of the Company's net revenues in 1996, 1997 and the first three months of 1998, respectively. The Company expects that revenues from the MPAA studios will continue to account for a substantial portion of the Company's net revenues for the foreseeable future. The loss of, or any significant reduction in revenues from, any of these customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Key Customers" and Note 1 of Notes to Consolidated Financial Statements.

    The Company also licenses its videocassette copy protection technology to special interest customers that include independent video producers and corporations. Licensed commercial duplicators act as distributors of the Company's videocassette copy protection technology to special interest customers. Revenues from special interest customers accounted for approximately 17.2%, 12.1% and 12.9% of the Company's copy protection revenues in 1996, 1997 and the first three months of 1998, respectively.

    CONSUMER ELECTRONICS AND HARDWARE MANUFACTURERS

    The Company has licensed its copy protection technology for digital PPV to 41 set-top decoder manufacturers, including the following:

Echostar Communications Corporation
General Instrument Corporation
Nokia Satellite Systems, A.B.
Pace Micro Technology, Ltd.
Philips Consumer Electronics
Scientific-Atlanta, Inc.
Sony Corporation
Thomson Consumer Electronics (RCA brand)

    The Company generally receives an up-front fee and a per unit royalty from each digital set-top decoder manufacturer that licenses its technology. The Company has also authorized 40 companies to incorporate the Company's digital PPV and DVD copy protection technologies in their semiconductor designs. These companies include Analog Devices Corporation, Brooktree Division of Rockwell Corporation, Crystal Semiconductor, Inc., GEC Plessey Semiconductors, Inc., Mitsubishi Electric Corporation, Motorola, Inc., NEC Corporation, OKI Electric Industry, Co., Ltd., Philips Semiconductors International, B.V., Raytheon Company, Samsung Electronics Co., Ltd., Sony Electronics Inc., Texas Instruments and VLSI Technology, Inc. These companies generally pay a small one-time service fee for verification of proper implementation of the Company's copy protection technology in digital-to-analog application specific integrated circuits ("ASICs") that are embedded in digital set-top decoders and DVD players. They are authorized to sell the Macrovision-capable ASICs to

Macrovision-licensed DVD hardware manufacturers and to Macrovision-licensed digital set-top decoder manufacturers.

    SYSTEM OPERATORS

    The Company has licensed its digital PPV copy protection technology for incorporation into the networks of 13 system operators, including British Sky Broadcasting Limited, DIRECTV, Galaxy Latin America, Hong Kong Telecom, the Kirsch Group, Sky Latin America and Sky Perfect. These system operators have paid a one-time license fee to the Company and have entered into agreements with the Company pursuant to which the Company is entitled to transaction-based royalty payments at such time as copy protection for digital PPV programming is activated. Another 13 system operators require Macrovision-capable set-top decoders in their networks or have signed agreements with the Company to test its digital PPV copy protection technology on a limited basis. These system operators include Comcast Corporation, Cox Enterprises, Inc., PRIMESTAR Partners, L.P., TeleCommunications, Inc. and Time Warner Inc.

    VIDEO SCRAMBLING CUSTOMERS

    The Company's customers for video scrambling Pay TV components and licenses are cable television system hardware manufacturers that sell their products to cable operators in developing markets. These customers purchase encoder hardware and decoder components from the Company or pay the Company a volume-based royalty for encoder and decoder components when they manufacture such components under license from the Company. The following is a representative list of the Company's video scrambling customers, each of which accounted for at least $25,000 of the Company's net revenues during 1997:

VES CUSTOMERS                               PAY TV COMPONENTS AND LICENSES
----------------------------------------    ------------------------------------------------------------
Integrated Telecommunications Systems       Eastern Electronics Co., Ltd. (Taiwan)
  (Canada)                                  Efforts Development International, Ltd. (Hong Kong)
News Sports Microwave, Inc.                 Pacific Satellite International, Ltd. (Hong Kong)
SIM Security and Electronic (Germany)       Tae Kwang Industrial (South Korea)
Skehan Televideo Service Inc.               Taihan Electric Wire Co., Ltd. (South Korea)
Wood & Douglas LTD (United Kingdom)

SALES, MARKETING AND CUSTOMER SUPPORT

    The Company markets its videocassette copy protection and digital PPV and DVD copy protection technologies directly to the MPAA studios and certain major independent rights owners and video producers. The Company also provides ongoing technical support to the three major duplicators that manufacture most of the videocassettes for the MPAA studios. The Company supplements its direct sales efforts with a variety of marketing initiatives, including trade show participation, trade advertisements, industry education and newsletters. The Company provides technical support to its licensed duplicators, including hardware installation assistance and quality control. In addition, the Company supports licensed duplicator sales personnel by providing sales training and sales incentive programs and literature and by participating in trade shows.

    The Company markets its video scrambling technologies through a combination of direct sales, distributors, sales representatives and licensing in the United States and internationally. The Company has a total of 18 distributors, sales representatives and licensees serving 29 countries that sell products based on the Company's video scrambling technologies. VES scrambling products are sold directly or through distributors to end users. The Company licenses its PhaseKrypt technology and sells encoder hardware and decoder components directly to manufacturers of cable television set-top decoders. Technical support is provided from the Company's Sunnyvale headquarters.

    The Company markets its copy protection technologies internationally from its Sunnyvale headquarters, through its subsidiaries in Japan and the United Kingdom and through exclusive licensing arrangements with third parties in Egypt, Hungary and South Korea. International and export sales together represented 37.9%, 46.5% and 50.0% of net revenues in 1996, 1997 and the first three months of 1998, respectively. The increase in 1997 reflects the increased international opportunities for the Company's Pay TV video scrambling business, the emergence of the PPV business and sales efforts from the Company's subsidiaries. The Company expects that international and export sales will continue to represent a substantial portion of its net revenues for the foreseeable future. Due to its reliance on international and export sales, the Company is subject to the risks of conducting business internationally. See "Risk Factors--Risks Associated with International and Export Sales" and Note 9 of Notes to Consolidated Financial Statements.

    As of March 31, 1998, the Company employed 25 sales and marketing personnel and eight additional employees assisted in customer technical support. The Company believes that its ability to attract, train and retain qualified sales and marketing personnel is essential to the success of its business. The market for such personnel is highly competitive, and the Company's sales and marketing activities could be adversely affected if the Company were unsuccessful in attracting, training and retaining skilled personnel. See "Risk Factors-- Dependence on Key Personnel."

TECHNOLOGY

    COPY PROTECTION

    Effective copy protection systems are difficult to develop because of the need to address the dual requirements of playability and effectiveness. Consumers must be able to view the copy protected content using a consumer VCR and a television set without the need for any intervening devices, while, at the same time, the quality of an unauthorized copy must be reduced to such an extent that it loses its entertainment value. The extent to which the entertainment value is reduced varies, depending on the VCR model and the VCR and television combination that plays the unauthorized copy. To prevent VCRs from making good copies, the copy protected video must differ in some manner from the standard video signal because, by design, all VCRs will make good copies from standard video signals. Television sets are designed to play standard or near-standard video signals. As a result, there is a risk that making a video signal non-standard in order to prevent copying will decrease playability by causing some television sets to generate impaired or distorted pictures. In the tradeoff between effectiveness and playability, designers of copy protection systems must favor playability while maintaining effectiveness.

    The Company's videocassette copy protection technology involves the patented technique of inserting a series of electronic pulses in the vertical blanking interval ("VBI") of a standard video signal. The VBI is the blank space between the video fields on television sets that are refreshed at a rate of 60 fields per second. The copy protection pulses are embedded electronically in the prerecorded content of the videocassettes in the process of videocassette manufacturing. The electronic pulses are not visible in the television picture. The pulses are intended to affect the automatic gain control ("AGC") circuit in the recording system of most VHS videocassette recorders, but not to affect a similar circuit in the television set. Therefore, when the consumer plays a copy protected prerecorded videocassette, the picture is clean and crisp, but when the consumer plays an unauthorized consumer-made copy of that same videocassette, the picture typically has substantially reduced entertainment value. The Company's copy protection technology is effective against most consumer copying, but generally does not deter professional pirates who use professional duplication and video processing equipment. In the event that the major motion picture studios or other rights holders determine that the inability of the Company's technology to deter professional piracy renders the Company's technology less useful, demand for the Company's copy protection products could decline, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks of Circumvention Technologies."

    The DVD and digital PPV versions of the Company's copy protection technologies employ both the electronic pulses used in videocassettes and a second patented copy protection process called Colorstripe. Colorstripe affects the color playback circuit of a VCR causing colored horizontal stripes to appear in the picture of an unauthorized copy. The combination of the two processes provides a higher level of effectiveness than that provided by either process alone. In addition, Colorstripe is more effective against circumvention by currently available professional duplication equipment. Copy protection is implemented in DVD and digital PPV applications by embedding a copy protection signal generator integrated circuit within the DVD player or digital set-top decoder. The integrated circuit is activated by copy protection control codes, which are integrated into the DVD media or the PPV transmission. Once the integrated circuit is activated, it adds the copy protection signal to the analog output of the DVD player or digital set-top decoder. As with videocassette copy protection, consumers are able to see a clear picture on their television sets, but generally cannot make a usable videocassette copy on a VCR.

    VIDEO SCRAMBLING

    The Company's PhaseKrypt technology utilizes a combination of digital encryption techniques and analog video scrambling to scramble video signals. The resulting scrambled picture oscillates at random rates, which makes it almost impossible to watch. Because the encoding or scrambling technique is digitally controlled, the level of security against signal theft can be increased by increasing the number of bits that are used in the encryption algorithm. The Company's technology uses the largest number of bits currently allowable by law for export products. The scrambled picture is decoded using the secure PhaseKrypt analog technology that partially relies on the electronics of the television set to make the image viewable. The combination of the digital encoding process, which provides security, and the analog decoding technology, which is inexpensive, makes PhaseKrypt a cost-effective solution for analog-based cable and satellite television set-top decoders in developing countries. PhaseKrypt video scrambling is often accompanied by one of Macrovision's patented audio scrambling technologies.

    CD-ROM/MULTIMEDIA COPY PROTECTION

    The Company believes that C-Dilla's recently developed SafeDisc technology will allow software publishers to thwart consumer and professional attempts to make usable copies of CD-ROMs. The SafeDisc technology seeks to prevent the copying of CD-ROMs by using encryption-protected content, an authenticating digital signature and "anti-hacking" software. Each CD-ROM published with the SafeDisc technology is premastered with encrypted content, containing authenticating instructions and a unique SafeDisc digital signature. The authentication software must detect the digital signature before it decrypts the contents of the CD-ROM. The digital signature and authentication process is transparent to the user. If a consumer or pirate uses a CD-recordable device or professional mastering equipment to duplicate a CD-ROM, SafeDisc is designed to inhibit the transmission of the digital signature. Because decryption will not take place without the digital signature, the copy will not run. SafeDisc also contains anti-hacking technology to prevent the compromise of its security features. The anti-hacking technology is designed not only to deter consumer copying, but also to thwart destructive hackers and commercial hackers. See "Risk Factors--Entrance Into New Market."

RESEARCH AND DEVELOPMENT

    The Company's research and development efforts are focused on developing enhancements to existing products, new applications for the Company's current technologies and new patentable technologies related to the video security market. The Company's core technological competencies are in video engineering, which involves the generation and modification of electronic signals in both digital and analog form and the transformation of such signals between digital and analog forms, and in ASIC design. Such technologies are primarily hardware based. The Company also has expertise in developing software security codes, which are used to restrict access to encoding and decoding devices.

    For its copy protection technologies, the Company supports the efforts of television, VCR and DVD hardware manufacturers to design hardware that is compatible with the Company's technologies. The Company also assists semiconductor manufacturers in incorporating the Company's copy protection technologies into digital video-based ASICs for digital to analog converters. The Company regularly tests the effectiveness and transparency of its copy protection technologies on representative samples of consumer televisions and VCRs to determine whether modifications or enhancements may be necessary. For its video scrambling technologies, the Company's primary focus is the development of enhancements to its PhaseKrypt-based Pay TV encoder and decoder products.

    In September 1997, the Company and Digimarc agreed to develop a digital video watermarking solution to address the digital-to-digital copying issues associated with the next generation of DVD recording devices. Digital watermarks embedded in motion pictures and other video material act as an invisible identity providing basic copyright identification information as well as various directions either to allow or to disallow playback, viewing and copying onto another digital device. The new technology will be based upon the Company's patented play control technology and Digimarc's patented watermarking technology, which can survive numerous transformations (e.g., from digital to analog and back to digital, or from one video format to another). The digital watermarks are designed to be imperceptible to the viewer, but to be read easily by special purpose decoders that can be built into software or semiconductors. This jointly developed technology is intended to protect motion pictures and other video content from unauthorized reproduction using digital recording devices.

    In February 1998, the Company purchased approximately 19.8% of the common stock of C-Dilla and entered into a Software Marketing License and Development Agreement with C-Dilla. Under this agreement, the Company has, for an initial five-year term, the worldwide exclusive license to market C-Dilla's proprietary copy protection technology for CD-ROM and Internet-delivered software products in the consumer multimedia market. See "--Strategic Investments--C-Dilla Ltd."

    As of March 31, 1998, the Company's research and development staff consisted of 15 engineers and technicians. The Company believes that its ability to attract, train and retain qualified development personnel is essential to the success of its development programs. The market for such personnel is highly competitive, and the Company's development activities could be adversely affected if the Company were unsuccessful in attracting, training and retaining skilled engineering personnel. In 1996, 1997 and the first three months of 1998, the Company's expenses for research and development were $2.5 million, $2.2 million and $623,000, respectively. See "Risk Factors--Dependence on Key Personnel."

    The video security industry in which the Company competes, and in which its technologies and products are utilized, is characterized by rapid technological change, frequent product introductions and enhancements, changes in customer demands and evolving industry standards. The emergence of new industry standards and the introduction of new technologies or products embodying new technologies can render existing technologies or products obsolete and unmarketable. The Company's future success will depend in large part on its ability to enhance its current technologies and products in a timely, cost-effective manner and to develop new technologies and products that meet changing market conditions, which include emerging industry standards, changing customer demands, new competitive product offerings and changing technology. Any failure by the Company to anticipate or to respond adequately to changing market conditions, or any significant delays in technology or product development or introduction, could cause customers to delay or decide against licensing or purchasing the Company's technologies or products and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Rapid Technological Change."

INTELLECTUAL PROPERTY RIGHTS

    The Company holds 38 United States patents and has 41 United States patent applications pending. Of the issued United States patents, 23 relate to the Company's copy protection technologies, 11 relate to video scrambling and four relate to audio scrambling. The Company's issued United States patents expire between June 2000 and March 2015. The earliest of the Company's core videocassette and DVD copy protection patents expires in 2005; however, the Company has filed applications for improvement patents which, if issued, will extend such expiration dates beyond 2010. The Company also has 123 foreign patents and 211 foreign patent applications pending in 40 countries. Of the issued foreign patents, 73 relate to the Company's copy protection technologies, 49 relate to video scrambling and one relates to audio scrambling. Included in the patents related to the Company's copy protection technologies are eight United States and 20 foreign patents covering a number of processes and devices that unauthorized parties could use to circumvent the Company's copy protection technologies. The Company uses these patents to limit the proliferation of devices intended to circumvent the Company's copy protection technologies.

    The Company's success is heavily dependent upon its proprietary technologies. The Company relies primarily on a combination of patent, trademark, copyright and trade secret laws, nondisclosure and other contractual provisions, and technical measures to protect its intellectual property rights. There can be no assurance that any patent, trademark or copyright owned by the Company will not be challenged and invalidated or circumvented, that patents will issue from any of the Company's pending or future patent applications or that any claims in issued patents or pending patent applications will be of sufficient scope or strength or be issued in all countries where the Company's products can be sold or its technologies can be licensed to provide meaningful protection or any commercial advantage to the Company. There can be no assurance that the expiration of any of the Company's patents will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technologies, duplicate the Company's technologies or design around the patents owned by the Company. Effective intellectual property protection may be unavailable or limited in certain foreign countries. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of the Company's processes and devices that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary information is difficult, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technologies. In the event that the Company's intellectual property protection is insufficient to protect the Company's intellectual property rights, the Company could face increased competition in the market for its products and technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    From time to time, the Company has received claims from third parties that the Company's technologies and products infringe the intellectual property rights of such third parties. Krypton Co., Ltd., a Japanese company, has filed an invalidation claim against one of the Company's anti-copy patents in Japan. After consultation with Japanese patent counsel, the Company believes that this claim is without merit and will aggressively contest the claim in the Japanese Patent Office. In the event of an adverse ruling on such claim, the Company may incur legal competition from clones of its own copy protection technology in Japan and a corresponding decline in demand for such technology from the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the Company acquires or licenses a portion of the technology included in its products from third parties, its exposure to infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such acquired or licensed technology. Although the Company intends to obtain representations as to the origins and ownership of such acquired or licensed software and obtain indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. These and any other such claims, with or without merit, could be time consuming to defend, result in costly litigation, cause product shipment delays or require the Company to cease utilizing the infringing technology unless it can enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has eight United States and 20 foreign patents covering a number of processes and devices that unauthorized parties could use to circumvent the Company's copy protection technologies. The Company uses these patents to limit the proliferation of devices intended to circumvent the Company's copy protection technologies. The Company has initiated a number of patent infringement disputes against manufacturers and distributors of such devices. The Company has one lawsuit of this type pending to require the defendants to discontinue the sale of devices that circumvent the Company's copy protection technologies and infringe one or more of the Company's circumvention patents. In the event of an adverse ruling in this litigation or in any similar litigation, the Company might suffer from the legal availability or such a circumvention device or obtain rights to the offending devices. The legal availability of circumvention devices could result in the increased proliferation of devices that defeat the Company's copy protection technology and a decline in demand for the Company's technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations. There is legislation before the United States Congress and certain foreign legislative bodies that would make such circumvention devices illegal. The Company is supporting the legislative effort to make such circumvention devices illegal irrespective of any patent position held by the Company.

    Additional litigation may be necessary in the future to limit the sale of circumvention technologies, to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. There can be no assurance that any such litigation will be successful. Such litigation could result in substantial costs, including indemnification of customers, and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations, whether or not such litigation is determined adversely to the Company. In the event of an adverse ruling in any such litigation, the

Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringed technology. The failure of the Company to develop or license a substitute technology could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    COPY PROTECTION

    The Company believes that it has had no significant videocassette copy protection competitor for the last five years other than companies that have occasionally developed hardware based on the Company's technology in foreign countries where the Company does not have patents issued. The Company's copy protection technologies are proprietary and have broad international patent coverage. As a result, none of the Company's competitors has been successful in the past. It is possible, however, that a competitive copy protection technology could be developed in the future. For example, the Company's customers could attempt to promote competition by supporting the development of alternative copy protection technologies or solutions, including solutions that deter professional duplication. Increased competition would be likely to result in price reductions and loss of market share, either of which could materially adversely affect the Company's business, financial condition and results of operations.

    The Company and Digimarc are jointly developing a digital media copy protection solution to address the digital-to-digital copying issues associated with the next generation of DVD recording devices. They have submitted their proposed solution to the Copy Protection Technical Working Group ("CPTWG"). The Company and Digimarc are competing with at least six other companies that have submitted similar proposals to the CPTWG. Certain of these companies have substantially greater name recognition and significantly greater financial, technical, marketing and other resources than the Company and Digimarc. There can be no assurance that the Company and Digimarc will be able to compete successfully in presenting their proposal to the CPTWG. The company whose digital media copy protection solution is selected by the CPTWG will have a significant advantage in licensing its technology to video rights owners worldwide and in working with consumer electronics manufacturers, PC platform companies and their suppliers to implement digital-to-digital copy protection. If the solution being developed by the Company and Digimarc is not the selected solution, the Company and Digimarc will be at a competitive disadvantage in marketing their solution. If the CPTWG adopts the Company's and Digimarc's solution, there can be no assurance that other companies will elect not to compete in this market.

    VIDEO SCRAMBLING

    The market for video scrambling products and technologies is highly competitive. The Company, as a recent entrant into these markets, competes directly or through licensed manufacturers with many companies, including General Instrument Corporation, Pioneer Electronic Corporation, Scientific-Atlanta, Inc., Tandberg Cryptovision A.S., VTech-HYH Broadcast Systems and Zenith Electronics Corporation. These companies have substantially greater name recognition, larger installed customer bases and market share and significantly greater financial, technical, marketing and other resources than the Company and its licensees, many of which are manufacturing and selling addressable set-top decoders for the first time. There can be no assurance that the Company and its licensees will be able to compete successfully in the video scrambling systems markets, that the Company will be able to make technological advances necessary to improve or even maintain its competitive position or that the Company's products will achieve market acceptance. In addition, there can be no assurance that technological changes or development efforts by the Company's competitors will not render the Company's video scrambling products obsolete or uncompetitive. The Company believes that the principal competitive factors affecting these markets include the level of security provided, price, quality, product reputation, customer service and support, the effectiveness of sales and marketing efforts and company reputation. There can be no assurance that the Company or its licensees can compete successfully against current and potential competitors, especially against those with significantly greater financial, marketing, service, support, technical and other resources.

MANUFACTURING

    The Company's preferred manufacturing strategy is to license its technologies to third parties that manufacture products incorporating those technologies. The Company generates royalty revenues from these licenses, generally in the form of an up-front fee and a per unit royalty. For example, licensees of the Company's PhaseKrypt technology can either manufacture PhaseKrypt decoder components or purchase such components from the Company.

    The Company's manufacturing operations are limited to low volume products that require significant quality control efforts by the Company, such as the VES products, PhaseKrypt encoders and videocassette copy protection processors used by commercial videocassette duplicators. These manufacturing operations consist primarily of component procurement, final assembly and test, and quality control of subassemblies and systems. The Company generally uses domestic independent contractors to manufacture and assemble printed circuit boards, which enables the Company to configure the hardware and software in combinations to meet a wide variety of customer requirements. The Company installs its software into electronically programmable read-only memory to maintain quality control and security. The Company utilizes "burn-in" procedures, functional and system integration testing and comprehensive inspections to assure quality and reliability of its products.

    The Company depends upon third-party manufacturers and suppliers for components, subassemblies and printed circuit boards used in its VES products, PhaseKrypt encoders, PhaseKrypt decoder components and videocassette copy protection processors. The Company's product designs are proprietary but generally incorporate industry-standard hardware components that are obtainable from multiple sources. The Company's ability to deliver its products in a timely manner depends upon the availability of quality components and subassemblies used in these products and, in part, on the ability of subcontractors to manufacture, assemble and deliver certain items in a timely and satisfactory manner. The Company obtains certain electronic components and subassemblies from a single source or a limited number of sources. For example, Atmel Corporation is currently the Company's sole source of integrated circuits for the Company's PhaseKrypt decoders. The reliance on third-party manufacturers and sole or limited suppliers involves a number of risks, including a potential inability to obtain an adequate supply of required components, subassemblies and printed circuit boards and reduced control over pricing, quality and timely delivery of components, subassemblies and printed circuit boards. A significant interruption in the delivery of any such items or any other circumstance that would require the Company to seek alternative sources of supply could result in the inability of the Company to deliver certain of its products on a timely basis, which in turn could result in a deterioration of the Company's customer relationships and have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Suppliers and Third-Party Manufacturers."

LEGISLATIVE AND TECHNOLOGY INITIATIVES

    The Company has been an active participant in the DVD technical working group that is comprised of representatives from the following associations and their respective member companies: MPAA, Consumer Electronics Manufacturers Association, Information Technology Industries Council, Business Software Alliance, Recording Industry Association of America, Home Recording Rights Coalition, Interactive Multimedia Association and DVD Manufacturers Consortium. In 1996, the technical working group adopted a set of copy protection principles that established prerequisites for commercial availability of DVD hardware and media. Adoption of these principles has resulted in worldwide digital-to-analog copy protection standards for DVD players and media. The Company believes that its copy protection technology is currently the only digital-to-analog copy protection solution that satisfies these principles. The technical working group is continuing to evaluate digital-to-digital copy protection solutions, in anticipation of the introduction of digital videocassette recorders and DVD recorders. The Company's joint development project with Digimarc is directed to this opportunity. The technical working group is also supporting legislation pending before the United States Congress and certain foreign legislative bodies that would support various copy protection solutions for digital media and would also outlaw copy protection circumvention devices. Such legislation, if introduced and enacted into law, would assist the Company in controlling proliferation of circumvention devices and in achieving widespread adoption of its digital-to-analog copy protection solutions. However, there can be no assurance that such legislation will ever be enacted, or that all DVD and PC manufacturers will follow industry design principles and applicable technology-based copy protection schemes.

STRATEGIC INVESTMENTS

    The Company seeks to continue to expand its technological base in current as well as new markets, through the following strategic investments in companies with complementary or compatible technologies or products.

    COMMAND AUDIO CORPORATION (REDWOOD SHORES, CALIFORNIA)

    In October 1995, Command Audio Corporation ("CAC") was incorporated as a wholly-owned subsidiary of the Company to commercialize a distinct and new audio-on-demand technology. In June 1996, the Board of Directors of the Company approved the discontinuation of the Company's involvement in CAC. In August 1996, the Company divested itself of all but 19.8% of the outstanding stock of CAC. CAC is developing an audio-on-demand system consisting of a program center that provides continuously updated news and information on a subscription basis and a hand-held portable receiver that stores the information. The system allows consumers to control the timing and content of the program playback. The Company has no plans to increase its ownership above the 19.8% minority position, but does have a right of first refusal to acquire additional stock to maintain its 19.8% ownership if and when CAC offers additional stock, subject to certain exceptions. During 1997, the Company maintained its 19.8% ownership in CAC with the additional cash investment of $2.0 million in connection with various rounds of third-party financing obtained by CAC, bringing the Company's total investment in CAC to $2.0 million. Additionally, in 1996, the Company assigned to CAC all rights in certain technology and released its reversion rights in technology that the Company had previously assigned to CAC. In consideration of such assignment and release, CAC agreed to pay to the Company royalties equal to 2.0% of CAC's gross revenues for 12 years, beginning when CAC has operating revenues from certain sources or, at the election of the Company, at any time prior thereto.

    DIGIMARC CORPORATION (PORTLAND, OREGON)

    In December 1997, the Company invested $1.5 million in Digimarc in exchange for shares of Digimarc's preferred stock that represents a 6.8% ownership on an as-converted basis. Digimarc is a private company that was founded in 1995. The Company and Digimarc are jointly developing a digital media copy protection solution to address the digital-to-digital copying issues associated with the next generation of DVD and digital videocassette recording devices. They have presented their proposed solution to the CPTWG and are currently working on prototype systems.

    C-DILLA LTD. (WOODLEY, UNITED KINGDOM)

    In February, 1998, Macrovision purchased 247,500 shares (approximately 19.8%) of the common stock of C-Dilla, for a purchase price of L2,121,212 (approximately $3.6 million). C-Dilla is a private company founded in 1991. C-Dilla provides rights management software for high value-added information and software publishers.

    In February, 1998, the Company also entered into a Software Marketing License and Development Agreement, (the "Agreement") under which it has, for an initial five-year term, the worldwide exclusive license to market C-Dilla's proprietary copy protection technology for CD-ROM software products in the consumer multimedia software market. Under the Agreement, the Company paid L606,060 (approximately $1.0 million) in up-front license fees subject to offset against future royalties and will pay royalties to C-Dilla of between 30% to 45% of revenues from sales of software products incorporating C-Dilla's technology. In the event that the Company fails to reach minimum royalty levels of $2.0 million in the third year of the Agreement, $5.0 million in the fourth year, or $10.0 million in the fifth year, the license becomes a non-exclusive license for the term of the Agreement. Additionally, in connection with C-Dilla's granting of licenses for certain of its products outside of the markets for which the Company has been granted rights under the Agreement, C-Dilla will pay to the Company royalties of between 7.5% to 30% of revenues from such licenses. The Company has the option to extend the initial term of the Agreement for an additional five-year period upon payment of an option fee of $1.0 million and an additional license fee of $5.0 million, which fee may be paid through future increased royalty payments. Under the terms of the Agreement, the Company and C-Dilla also agreed to develop jointly certain other proprietary copy protection technologies for CD-ROM, DVD-ROM and other digital delivery methods.

EMPLOYEES

    As of March 31, 1998, the Company had 81 employees, including eight in manufacturing, 15 in research, engineering and development, eight in technical support, 25 in sales and marketing and 25 in general and administrative capacities. Twelve of these employees are based outside of the United States. None of the Company's employees is covered by a collective bargaining agreement or is represented by a labor union with respect to employment by the Company. The Company has not experienced any organized work stoppages and considers its relations with its employees to be good.

    The Company's future performance is highly dependent upon the continued service of members of the Company's senior management and other key research and development and sales and marketing personnel. The Company believes that its future success will also depend upon its continuing ability to identify, attract, train and retain other highly skilled managerial, technical, sales and marketing personnel. Hiring for such personnel is competitive, and there can be no assurance that the Company will be able to retain its key employees or attract, assimilate or retain the qualified personnel necessary for the development of its business. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

    The Company's principal operations are located in a 43,960 square foot building in Sunnyvale, California. The Company's lease for this building expires on June 30, 2002 and the Company has the right to renew the lease for two additional terms of five years each. The Company also leases space for sales, marketing and technical support operations near London, England and in Tokyo, Japan. The Company believes that its existing facilities are adequate to meet its current needs. See Note 7 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

    In October 1995, Joseph Swyt, a former officer and director of the Company, filed suit against the Company in the Superior Court of the State of California alleging monetary damages suffered as a result of alleged fraud, misrepresentation and other malfeasance in connection with the Company's grant of stock options to him. Mr. Swyt maintains that the Company induced him to accept employment by falsely representing to him that the options granted to him eventually would have substantial value. Between August 1990 and December 1993, the Company granted to him options to purchase approximately 200,000 shares with per-share exercise prices of $2.25 or $2.70. Substantially all of these options expired unexercised within three months following his departure from the Company in June 1995. In December 1996, the court ordered this matter to binding arbitration in accordance with a written agreement between the Company and Mr. Swyt. The arbitration agreement contains limitations on the types of damages available to Mr. Swyt and expressly precludes punitive damages. Mr. Swyt filed his claim in arbitration for this matter with the American Arbitration Association in June 1997 and the arbitration is proceeding, and arbitration hearings are scheduled for October 1998. The Company believes that the case is without merit and intends to contest it vigorously. However, it is not possible to determine with precision the probable outcome or the amount of liability, if any, under this lawsuit. A decision against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is involved in legal proceedings related to certain of its intellectual property rights. See "Business--Intellectual Property Rights."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages and positions as of June 1, 1998, are as follows:

NAME                                           AGE      POSITION
-----------------------------------------      ---      --------------------------------------------------------
John O. Ryan.............................          52   Chairman of the Board of Directors, Chief Executive
                                                         Officer and Secretary

William A. Krepick.......................          52   President, Chief Operating Officer and Director

Victor A. Viegas.........................          41   Vice President, Finance and Administration and Chief
                                                         Financial Officer

Richard S. Matuszak......................          54   Vice President, Special Interest Copy Protection and
                                                         Director

Mark S. Belinsky.........................          41   Senior Vice President, Worldwide Theatrical and
                                                         Pay-Per-View Copy Protection

Patrice J. Capitant......................          49   Vice President, Engineering

Brian R. Dunn............................          41   Vice President, Business Development

Whit T. Jackson..........................          38   Vice President, Video Encryption Technologies

Carl S. Jorgensen........................          42   Vice President of Operations

Donna S. Birks (1).......................          42   Director

William N. Stirlen (1)...................          59   Director

Thomas Wertheimer (1)....................          59   Director

------------------------

(1) Member, Audit Committee and Compensation Committee.

    MR. RYAN is a co-founder of the Company and an inventor of its core copy protection and video scrambling technologies. He has served as Chairman of the Board of Directors and Secretary of the Company since June 1991 and Chief Executive Officer of the Company since June 1995. He has been a director of the Company since June 1987 and served as Vice-Chairman of the Board of Directors from 1987 until June 1991. He also served as General Partner of the partnership predecessor of the Company from 1985 to 1987 and as President and Secretary of the corporate predecessor of the Company from 1983 to 1985. Prior to founding Macrovision, Mr. Ryan was Director of Research and Development of Ampex Corporation's broadcast camera group. Mr. Ryan holds more than 46 patents and has 11 patent applications pending in the fields of video copy protection, video scrambling and television camera technology. Mr. Ryan took undergraduate courses in Physics and Math at the University of Galway in Ireland and received a Full Technological Certificate in Telecommunications from the City and Guilds Institute of London. Mr. Ryan is also a director of Command Audio Corporation.

    MR. KREPICK has served as a director of the Company since November 1995 and as President and Chief Operating Officer of the Company since July 1995. He has been with the Company since November 1988, and served as Vice President, Sales and Marketing of the Company until June 1992 and Senior Vice President, Theatrical Copy Protection from July 1992 to June 1995. Prior to joining Macrovision, Mr. Krepick held several executive marketing management positions over a ten-year period with ROLM Corporation, a telecommunications equipment manufacturing company. He holds a B.S. degree in Mechanical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Stanford University.

    MR. VIEGAS has served as Vice President, Finance and Administration and Chief Financial Officer of the Company since June 1996. From October 1986 to June 1996, he served as Vice President of Finance and Chief Financial Officer at Balco Incorporated, a manufacturer of advanced automotive service equipment, and, since

May 1991, a subsidiary or division of Snap-On Tools. He holds a B.S. degree in Accounting and an M.B.A. from Santa Clara University. Mr. Viegas is also a certified public accountant.

    MR. BELINSKY has served as Senior Vice President, Worldwide Theatrical and Pay-Per-View Copy Protection of the Company since October 1997. He was Vice President, Worldwide Theatrical and Pay-Per-View Copy Protection pf the Company from October 1995 to October 1997. Between June and September 1995, he was a consultant to various companies in the Internet services and electronic commerce fields, and, between June 1995 and August 1995, he was Chief Operating Officer of the McKinley Group, Inc., an Internet directory services company. From May 1993 to June 1995, Mr. Belinsky was Vice President and General Manager of the Electronic Marketplace Systems Division of International Data Group, a developer of online shopping malls for personal computer and software products. He was an independent consultant between February and May 1993, and, from October 1988 to January 1993, he was Vice President and General Manager of the Interop Company, a division of Ziff-Davis Publishing Company. He holds a B.A. degree in Business Administration from Wayne State University and an M.B.A. from Harvard Business School. Mr. Belinsky is an observer on the Digimarc Corporation Board of Directors.

    DR. CAPITANT has served as Vice President, Engineering of the Company since October 1996. He joined the Company in October 1995 as Director of Engineering. He served as Manager of Video Engineering at Radius, Inc., a computer equipment manufacturer, from December 1994 to September 1995. Dr. Capitant held engineering positions at Compression Labs, Inc., a telecommunications equipment manufacturer, from September 1993 to December 1994 and Sony Corporation of America, Advanced Video Technology Center, from September 1989 to September 1993. He completed his undergraduate and post graduate work in engineering and automatic control at Institut Industrial du Nord, Lille, France and University of Lille. He holds a Ph.D. degree in Electrical Engineering from Stanford University.

    MR. DUNN has served as Vice President, Business Development of the Company since January 1995. From January 1989 to December 1994, he served as Vice President, Operations, Corporate Counsel and Chief Financial Officer of Phase 2 Automation, a factory automation company. Mr. Dunn holds a B.A. degree in Accounting from the University of Notre Dame and a J.D. degree from Santa Clara University School of Law. He is a certified public accountant and a member of the California bar. Mr. Dunn is also a director of C-Dilla Limited.

    MR. JACKSON has served as Vice President, Video Encryption Technologies of the Company since September 1992. He joined the Company in August 1990 as Sales Manager for the Company's line of encryption products. From January 1989 to August 1990, Mr. Jackson managed the satellite service business for the Galaxy/ Westar satellite fleet of Hughes Communications, Inc., a satellite communications company. He holds a B.A. degree in International Relations from Northwestern University and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

    MR. MATUSZAK has served as Vice President, Special Interest Copy Protection of the Company since June 1992, and as a director of the Company since May 1992. He joined the Company in August 1985 and held various sales and marketing positions from August 1985 to June 1992. From June 1984 to August 1985, Mr. Matuszak was a Sales Manager for the Broadcast Products Division of Hitachi Corporation. He holds an Associate degree in Applied Technologies and Electronics from DeVry Institute of Technology.

    MR. JORGENSEN joined Macrovision in July 1990 to head up the newly created Manufacturing Department. He currently serves as Vice President of Operations. Mr. Jorgensen has over 19 years experience in the commercial and consumer electronics industry. Immediately prior to joining Macrovision, he was the Manufacturing/Engineering Manager at Digital F/X, Inc. He has held various management positions in the manufacturing/engineering field at companies such as Gould Electronics, Inc., Atlas Electronics (where he set up their facility in Malaysia), Ampex Corporation and Underwriters Laboratories. Mr. Jorgensen holds a B.S. degree with honors in Electronics from San Jose State University and has taken numerous post graduate courses in computer electronics.

    MS. BIRKS has served as a director of the Company since May 1997. Since December 1997, she has served as Executive Vice President and Chief Financial Officer at California Microwave, Inc., a satellite and wireless communications company, and from August 1994 to June 1997, she served as Vice President, Finance and Administration and Chief Financial Officer at ComStream. She has also held senior management positions at GTE Spacenet, Macrovision Corporation and Contel ASC. Ms. Birks holds a B.A. degree in Business Administration from George Mason University in Fairfax, Virginia and an M.S. degree in Finance from American University in Washington, D.C. She is a certified public accountant.

    MR. STIRLEN has served as a director of the Company since May 1997. He has held various executive offices with Open Text Corporation, an intranet software company headquartered in Waterloo, Ontario, since June 1996, serving as Chief Financial Officer until October 1997 and as Executive Vice President of Corporate Development since October 1997. Mr. Stirlen was a consultant to technology companies from February 1994 to June 1996. From March 1993 to February 1994, he served as Chief Financial Officer of Supercuts Inc. He has also held senior management positions at Computer Consoles Inc., and Trimble Navigation Ltd. Mr. Stirlen holds a B.A. degree from Yale University and an M.B.A. in Finance from Northwestern University in Evanston, Illinois.

    MR. WERTHEIMER has served as a director of the Company since July 1997. He has served as a consultant to Universal Studios since January 1996. From 1992 to January 1996, Mr. Wertheimer served as Executive Vice President and Chairman of the Home Video and Television Groups of MCA, Inc. He is a member of 4MC Corp. Board of Directors and of the Columbia Law School Board of Visitors. He also serves as President of the KCRW Foundation. Mr. Wertheimer holds a B.A. degree from Princeton University and an L.L.B. from Columbia University School of Law.

    Each director holds office until the next annual meeting of stockholders of the Company or until his successor is duly elected and qualified. Officers are chosen by, and serve at the discretion of, the Board of Directors. There are no family relationships among the directors and officers of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each of the Company's executive officers; (iv) all executive officers and directors as a group; and (v) each Selling Stockholder.

                                                          BENEFICIAL                               BENEFICIAL
                                                    OWNERSHIP PRIOR TO THE                     OWNERSHIP AFTER THE
                                                          OFFERING(1)          NUMBER OF         OFFERING(1)(2)
                                                   -------------------------  SHARES BEING  -------------------------
            NAME OF BENEFICIAL OWNER                 NUMBER     PERCENTAGE      OFFERED       NUMBER     PERCENTAGE
-------------------------------------------------  ----------  -------------  ------------  ----------  -------------
Victor Company of Japan, Limited (3).............   1,975,488         27.2%       250,000    1,725,488         20.5%

John O. Ryan (4).................................     678,006          9.3         50,000      628,006          7.5

The TCW Group Inc. (5)...........................     637,900          8.8             --      637,900          7.6

Carol Ann Farrow-Draxton (6).....................     372,722          5.2         50,000      322,722          3.8

William A. Krepick (7)...........................     120,056          1.7         10,000      110,056          1.3

Richard S. Matuszak (8)..........................      68,932            *             --       68,932            *

Victor A. Viegas (9).............................      64,657            *             --       64,657            *

Whit T. Jackson (10).............................      45,499            *             --       45,499            *

Carl S. Jorgensen (11)...........................      23,777            *             --       23,777            *

Brian R. Dunn (12)...............................      18,610            *             --       18,610            *

William N. Stirlen (13)..........................       3,507            *             --        3,507            *

Donna S. Birks (14)..............................       3,248            *             --        3,248            *

Patrice J. Capitant (15).........................       2,102            *             --        2,102            *

Thomas Wertheimer (16)...........................         937            *             --          937            *

Mark S. Belinsky (17)............................         475            *             --          475            *

All executive officers and directors as a group
  (12 persons) (18)..............................   1,032,583         14.2

------------------------

 * Less than 1%.

 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Assumes that the Underwriters' over-allotment option to purchase up to 225,000 shares from the Company is not exercised.

 (3) These shares are held of record by Pacific Media Development Inc., an indirect, wholly owned subsidiary of JVC. The address of JVC is 12, 3-chome, Moriya-cho, Kanagawa-ku, Yokohama 221, Japan.

 (4) Represents 535,555 shares held of record by a trust of which Mr. Ryan and his wife are the trustees, 103,289 shares held of record by Mr. Ryan, 16,330 shares held of record by Mr. Ryan as custodian for various family members, 11,666 shares held of record by his son and 11,166 shares held of record by his daughter. The 50,000 shares to be sold in the offering are being sold by the trust. Mr. Ryan is the Chairman of the Board of Directors, Chief Executive Officer and Secretary of the Company. His address is 1341 Orleans Drive, Sunnyvale, California 94089.

 (5) According to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 1998, these shares are held of record by The TCW Group Inc., a Nevada corporation, and by an individual, Robert Day, who may be deemed to control The TCW Group Inc. The address of The TCW Group Inc. is 865 South Figueroa Street, Los Angeles, California 90017. The address of Mr. Day is 200 Park Avenue, Suite 2200, New York, New York 10166.

 (6) Represents shares held of record by Ms. Farrow-Draxton as Trustee of the Farrow Trust U/T/D December 18, 1990. The address of Ms. Farrow-Draxton is P.O. Box 789, Geyserville, California 95441.

 (7) Includes 90,750 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Krepick is President, Chief Operating Officer and a director of the Company.

 (8) Represents 18,835 shares held of record by Mr. Matuszak, 15,766 shares as to which Mr. Matuszak shares beneficial ownership and 34,331 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Matuszak is Vice President, Special Interest Copy Protection and a director of the Company.

 (9) Includes 3,704 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Viegas is Vice President, Finance and Administration and Chief Financial Officer of the Company.

(10) Includes 37,499 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Jackson is Vice President, Video Encryption Technologies of the Company.

(11) Includes 19,444 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Jorgensen is Vice President of Operations of the Company.

(12) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. Dunn is Vice President, Business Development of the Company.

(13) Includes 2,507 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Stirlen is a director of the Company.

(14) Includes 1,248 shares subject to options exercisable within 60 days of March 31, 1998. Ms. Birks is a director of the Company.

(15) Mr. Capitant is Vice President, Engineering of the Company.

(16) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. Wertheimer is a director of the Company.

(17) Mr. Belinsky is Senior Vice President, Worldwide Theatrical and Pay-Per-View Copy Protection of the Company.

(18) Represents the shares referenced in footnote (4) and footnotes (7) through
    (17).

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, NationsBanc Montgomery Securities LLC and Cowen & Company (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock.

                                                                                    NUMBER OF
NAME                                                                                  SHARES
----------------------------------------------------------------------------------  ----------
Hambrecht & Quist LLC.............................................................
NationsBanc Montgomery Securities LLC.............................................
Cowen & Company...................................................................
                                                                                    ----------
Total.............................................................................   1,500,000
                                                                                    ----------
                                                                                    ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company and such Selling Stockholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    Certain stockholders of the Company, including the Selling Stockholders and the executive officers and directors of the Company, who will own in the aggregate 2,808,986 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock, during the 90-day period after the effective date of the Registration Statement of which this Prospectus is a part. In addition, the Company has agreed not to offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock during the 90-day period after the effective date of the Registration Statement of which this Prospectus is a part without the prior approval of Hambrecht & Quist LLC, except that the Company may issue, and grant options to purchase, shares of Common Stock pursuant to its existing stock option and stock purchase plans and under currently outstanding options.

    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) and their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Company's Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Company's Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of and for the years ended December 31, 1996 and 1997 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are incorporated by reference into this Prospectus:

    (1) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.

    (2) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998.

    (3) The Company's Current Report on Form 8-K dated February 17, 1998.

    (4) The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed on January 22, 1997.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and the Registration Statement of which it is a part.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. This Web site can be accessed at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus about any contract or other document are not necessarily complete and, in each instance in which a copy of such contract or document is filed with, or incorporated by reference in, the Registration Statement as an exhibit, reference is made to such copy, and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents that are not incorporated by reference into such documents. Requests for such copies should be directed to Victor A. Viegas, Macrovision Corporation, 1341 Orleans Drive, Sunnyvale, CA 94089, Phone: (408)743-8600.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997 and March 31,
  1998 (unaudited)........................................................  F-3

Consolidated Statements of Income for the years ended December 31, 1996 and 1997 and for the three-month periods ended March 31, 1997 and 1998
  (unaudited).............................................................  F-4

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1996 and 1997 and for the three-month period ended March
  31, 1998 (unaudited)....................................................  F-5

Consolidated Statements of Cash Flows for the years ended December 31,
  1996 and 1997 and for the three-month periods ended March 31, 1997 and
  1998 (unaudited)........................................................  F-6

Notes to Consolidated Financial Statements................................  F-7

             Report of KPMG Peat Marwick LLP, Independent Auditors

The Board of Directors and Stockholders
Macrovision Corporation and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Macrovision Corporation and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macrovision Corporation and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Mountain View, California
February 6, 1998

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1996       1997
                                                                                   ---------  ---------   MARCH 31,
                                                                                                            1998
                                                                                                         -----------
                                                                                                         (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents......................................................  $   2,409  $   1,314   $   2,784
  Short-term investments.........................................................         --     11,241       8,823
  Accounts receivable, net of allowance for doubtful accounts of $267, $684 and
    $681 as of December 31, 1996 and 1997 and March 31, 1998, respectively.......      3,376      5,240       4,118
  Inventories....................................................................        550        433         545
  Receivable from related party..................................................         --        279         279
  Deferred tax assets............................................................        929      1,336       1,418
  Prepaid expenses and other current assets......................................        186        430         438
                                                                                   ---------  ---------  -----------
    Total current assets.........................................................      7,450     20,273      18,405
Property and equipment, net......................................................      2,017      1,722       1,614
Patents and other intangibles, net of accumulated amortization of $401, $796 and
  $885 as of December 31, 1996 and 1997 and March 31, 1998, respectively.........      1,161      1,098       1,132
Receivable from related party....................................................        329         --          --
Long-term marketable investment securities.......................................         --      1,763         751
Investments in and advances to investee companies................................        357      3,837       8,405
Other assets.....................................................................        639        163         129
                                                                                   ---------  ---------  -----------
                                                                                   $  11,953  $  28,856   $  30,436
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................................  $   1,318  $     919   $     888
  Accrued expenses...............................................................      2,468      2,190       1,740
  Deferred revenue...............................................................        749        944       1,705
  Income taxes payable...........................................................        585        846         899
  Current portion of capital lease obligations...................................        105        108         109
                                                                                   ---------  ---------  -----------
    Total current liabilities....................................................      5,225      5,007       5,341
Capital lease obligations, net of current portion................................        296        188         160
Deferred tax liabilities.........................................................        360         84          72
                                                                                   ---------  ---------  -----------
                                                                                       5,881      5,279       5,573

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000 shares authorized; 1,376,432 shares, none and none issued and outstanding as of December 31, 1996 and 1997
    and March 31, 1998, respectively.............................................          1         --          --
  Common stock, $.001 par value; 100,000,000, 50,000,000 and 50,000,000 shares authorized as of December 31, 1996 and 1997 and March 31, 1998, respectively;
    3,951,759, 7,215,195 and 7,273,254 shares issued and outstanding as of
    December 31, 1996 and 1997 and March 31, 1998, respectively..................          4          7           7
  Additional paid-in capital.....................................................      9,530     23,277      23,534
  Stockholder notes receivable...................................................       (157)      (131)       (131)
  Deferred stock compensation....................................................       (240)       (96)        (61)
  Accumulated other comprehensive income.........................................       (135)      (214)       (214)
  Retained earnings (accumulated deficit)........................................     (2,931)       734       1,728
                                                                                   ---------  ---------  -----------
    Total stockholders' equity...................................................      6,072     23,577      24,863
                                                                                   ---------  ---------  -----------
                                                                                   $  11,953  $  28,856   $  30,436
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  YEAR ENDED DECEMBER         THREE MONTHS
                                                                          31,               ENDED MARCH 31,
                                                                 ----------------------  ----------------------
                                                                    1996        1997        1997        1998
                                                                 ----------  ----------  ----------  ----------
                                                                                              (UNAUDITED)
Net revenues...................................................     $17,080     $20,340      $4,564      $5,178
                                                                 ----------  ----------  ----------  ----------
Costs and expenses:
  Cost of revenues.............................................       2,579       2,422         681         398
  Research and development.....................................       2,527       2,248         557         623
  Selling and marketing........................................       5,090       5,765       1,548       1,526
  General and administrative...................................       3,566       4,149         879       1,159
                                                                 ----------  ----------  ----------  ----------
    Total costs and expenses...................................      13,762      14,584       3,665       3,706
                                                                 ----------  ----------  ----------  ----------
Operating income from continuing operations....................       3,318       5,756         899       1,472
Interest and other income (expense), net.......................        (260)        478          24         131
                                                                 ----------  ----------  ----------  ----------
    Income from continuing operations before income taxes......       3,058       6,234         923       1,603
Income taxes...................................................       1,223       2,413         369         609
                                                                 ----------  ----------  ----------  ----------
    Income from continuing operations..........................       1,835       3,821         554         994
Discontinued operations:
  Loss from operations of CAC business, net of income tax
    benefit of $204............................................        (663)         --          --          --
  Provision for operating losses during holding period, net of
    income tax benefit of $45..................................        (164)         --          --          --
                                                                 ----------  ----------  ----------  ----------
Net income.....................................................     $ 1,008     $ 3,821       $ 554       $ 994
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------
Computation of basic and diluted earnings per share:
  Income from continuing operations............................     $ 1,835     $ 3,821       $ 554       $ 994
  Preferred stock dividends....................................        (587)       (156)       (156)         --
                                                                 ----------  ----------  ----------  ----------
  Adjusted income from continuing operations...................       1,248       3,665         398         994
  Discontinued operations......................................        (827)         --          --          --
                                                                 ----------  ----------  ----------  ----------
  Earnings applicable to common stock..........................      $  421     $ 3,665       $ 398       $ 994
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------
Basic earnings (loss) per share:
  Continuing operations........................................      $  .33      $  .57       $ .09       $ .14
  Discontinued operations......................................        (.22)         --          --          --
                                                                 ----------  ----------  ----------  ----------
    Net income.................................................      $  .11      $  .57       $ .09       $ .14
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------
Shares used in computing basic earnings per share..............   3,787,000   6,476,000   4,490,000   7,244,000
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------
Diluted earnings (loss) per share:
  Continuing operations........................................      $  .29      $  .53       $ .08       $ .13
  Discontinued operations......................................        (.19)         --          --          --
                                                                 ----------  ----------  ----------  ----------
    Net income.................................................      $  .10      $  .53      $  .08      $  .13
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------
Shares used in computing diluted earnings per share............   4,280,000   6,960,000   4,903,000   7,735,000
                                                                 ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------

          See accompanying notes to consolidated financial statements.

                    MACROVISION CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      PREFERRED STOCK           COMMON STOCK       ADDITIONAL    STOCKHOLDER
                                                   ----------------------  ----------------------    PAID-IN        NOTES
                                                    SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL     RECEIVABLE
                                                   ---------  -----------  ---------  -----------  -----------  -------------
Balances as of December 31, 1995.................    833,333   $       1   3,632,719   $       4    $   5,058     $      --
  Issuance of common stock upon exercise of
    options......................................         --          --      66,263          --          171            --
  Issuance of common stock in exchange for
    stockholder note receivable..................         --          --      58,333          --          157          (157)
  Issuance of common stock in connection with
    recapitalization of Command Audio
    Corporation..................................         --          --     194,444          --          875            --
  Conversion of note into 543,099 shares of
    Series A preferred stock.....................    543,099          --          --          --        3,038            --
  Cash dividends of $.405 per share paid on
    833,333 shares of preferred stock, $.117 per
    share paid on 543,099 shares of preferred
    stock, and $.135 per share declared on
    1,376,432 shares of preferred stock..........         --          --          --          --           --            --
  Deferred stock compensation related to stock
    option grants................................         --          --          --          --          231            --
  Spin-off of Command Audio Corporation,
    including deferred stock compensation........         --          --          --          --           --            --
  Amortization of deferred stock compensation....         --          --          --          --           --            --
  Translation adjustment.........................         --          --          --          --           --            --
  Net income.....................................         --          --          --          --           --            --
                                                   ---------         ---   ---------         ---   -----------        -----
Balances as of December 31, 1996.................  1,376,432           1   3,951,759           4        9,530          (157)
  Conversion of preferred stock to common
    stock........................................  (1,376,432)         (1) 1,376,432           1           --            --
  Issuance of common stock in initial public
    offering, net of issuance costs of $1,531....         --          --   1,764,016           2       13,232            --
  Issuance of common stock upon exercise of
    options......................................         --          --     111,342          --          288            --
  Issuance of common stock under stock purchase
    plan.........................................         --          --      11,646          --           89            --
  Cash dividends of $.075 per share paid on
    1,376,432 shares of preferred stock..........         --          --          --          --           --            --
  Payment on stockholder note receivable.........         --          --          --          --           --            26
  Amortization of deferred stock compensation....         --          --          --          --           --            --
  Tax benefit associated with stock plans........         --          --          --          --          138            --
  Translation adjustment.........................         --          --          --          --           --            --
  Unrealized gain on investments.................         --          --          --          --           --            --
  Net income.....................................         --          --          --          --           --            --
                                                   ---------         ---   ---------         ---   -----------        -----
Balances as of December 31, 1997.................         --          --   7,215,195           7       23,277          (131)
  Issuance of common stock upon exercise of
    options (unaudited)..........................         --          --      41,560          --          126            --
  Issuance of common stock under stock purchase
    plan (unaudited).............................         --          --      16,499          --          131            --
  Amortization of deferred stock compensation
    (unaudited)..................................         --          --          --          --           --            --
  Translation adjustment (unaudited).............         --          --          --          --           --            --
  Unrealized gain on investments (unaudited).....         --          --          --          --           --            --
  Net income (unaudited).........................         --          --          --          --           --            --
                                                   ---------         ---   ---------         ---   -----------        -----
Balance as of March 31, 1998 (unaudited).........         --   $      --   7,273,254   $       7    $  23,534     $    (131)
                                                   ---------         ---   ---------         ---   -----------        -----
                                                   ---------         ---   ---------         ---   -----------        -----

                                                                                       (ACCUMULATED
                                                                    ACCUMULATED OTHER    DEFICIT)         TOTAL
                                                   DEFERRED STOCK     COMPREHENSIVE      RETAINED     STOCKHOLDERS'
                                                    COMPENSATION         INCOME          EARNINGS        EQUITY
                                                   ---------------  -----------------  -------------  -------------
Balances as of December 31, 1995.................     $      --         $    (118)       $  (2,099)     $   2,846
  Issuance of common stock upon exercise of
    options......................................            --                --               --            171
  Issuance of common stock in exchange for
    stockholder note receivable..................            --                --               --             --
  Issuance of common stock in connection with
    recapitalization of Command Audio
    Corporation..................................            --                --               --            875
  Conversion of note into 543,099 shares of
    Series A preferred stock.....................            --                --               --          3,038
  Cash dividends of $.405 per share paid on
    833,333 shares of preferred stock, $.117 per
    share paid on 543,099 shares of preferred
    stock, and $.135 per share declared on
    1,376,432 shares of preferred stock..........            --                --             (587)          (587)
  Deferred stock compensation related to stock
    option grants................................          (231)               --               --             --
  Spin-off of Command Audio Corporation,
    including deferred stock compensation........          (189)               --           (1,253)        (1,442)
  Amortization of deferred stock compensation....           180                --               --            180
  Translation adjustment.........................            --               (17)              --            (17)
  Net income.....................................            --                --            1,008          1,008
                                                          -----             -----      -------------  -------------
Balances as of December 31, 1996.................          (240)             (135)          (2,931)         6,072
  Conversion of preferred stock to common
    stock........................................            --                --               --             --
  Issuance of common stock in initial public
    offering, net of issuance costs of $1,531....            --                --               --         13,234
  Issuance of common stock upon exercise of
    options......................................            --                --               --            288
  Issuance of common stock under stock purchase
    plan.........................................            --                --               --             89
  Cash dividends of $.075 per share paid on
    1,376,432 shares of preferred stock..........            --                --             (156)          (156)
  Payment on stockholder note receivable.........            --                --               --             26
  Amortization of deferred stock compensation....           144                --               --            144
  Tax benefit associated with stock plans........            --                --               --            138
  Translation adjustment.........................            --               (83)              --            (83)
  Unrealized gain on investments.................            --                 4               --              4
  Net income.....................................            --                --            3,821          3,821
                                                          -----             -----      -------------  -------------
Balances as of December 31, 1997.................           (96)             (214)             734         23,577
  Issuance of common stock upon exercise of
    options (unaudited)..........................            --                --               --            126
  Issuance of common stock under stock purchase
    plan (unaudited).............................            --                --               --            131
  Amortization of deferred stock compensation
    (unaudited)..................................            35                --               --             35
  Translation adjustment (unaudited).............            --                (5)              --             (5)
  Unrealized gain on investments (unaudited).....            --                 5               --              5
  Net income (unaudited).........................            --                --              994            994
                                                          -----             -----      -------------  -------------
Balance as of March 31, 1998 (unaudited).........     $     (61)        $    (214)       $   1,728      $  24,863
                                                          -----             -----      -------------  -------------
                                                          -----             -----      -------------  -------------

          See accompanying notes to consolidated financial statements.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                                                   31,                MARCH 31,
                                                                           --------------------  --------------------
                                                                             1996       1997       1997       1998
                                                                           ---------  ---------  ---------  ---------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................................  $   1,008  $   3,821  $     554  $     994
  Adjustments to reconcile net income to net cash provided by continuing operations:
  Depreciation and amortization..........................................      1,002      1,156        252        266
  Deferred income taxes..................................................       (451)      (683)      (380)       (94)
  Amortization of deferred stock compensation............................        180        144         36         35
  Loss on disposal of fixed assets.......................................         --        105         --         --
  Tax benefit from employee stock option plan............................         --        138         --         --
  Change in provision for accounts and notes receivable..................         13        467        154         (3)
  Discontinued operations................................................        827         --         --         --
  Changes in operating assets and liabilities:
    Accounts receivable, inventories, and other current assets...........       (590)    (2,408)      (690)     1,005
    Accounts payable, accrued liabilities, deferred revenue, and income
      taxes payable......................................................        916       (221)     1,136        333
    Other................................................................        (17)       (83)       (55)        12
                                                                           ---------  ---------  ---------  ---------
      Net cash provided by continuing operations.........................      2,888      2,436      1,007      2,548
      Net cash used in discontinued operations...........................     (1,227)        --         --         --
                                                                           ---------  ---------  ---------  ---------
      Net cash provided by operating activities..........................      1,661      2,436      1,007      2,548
                                                                           ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of long-term marketable investment securities................         --     (1,763)        --         --
  Sales or maturities of long-term marketable investment securities......         --         --         --      1,013
  Purchases of short-term investments....................................         --    (51,737)    (9,766)    (3,197)
  Sales or maturities of short-term investments..........................      1,200     40,500         --      5,619
  Acquisition of property and equipment..................................       (476)      (571)      (165)       (86)
  Payments for patents and other intangibles.............................       (343)      (332)       (31)      (123)
  Receivable from related party..........................................       (329)        --         --         --
  Investment in Command Audio Corporation and Digimarc Corporation.......         --     (3,480)        --         --
  Investment in C-Dilla Limited..........................................         --         --         --     (3,553)
  Prepaid future royalties to C-Dilla Limited............................         --         --         --     (1,015)
  Other, net.............................................................         (4)       (67)      (108)        34
                                                                           ---------  ---------  ---------  ---------
      Net cash (used in) provided by investing activities................         48    (17,450)   (10,070)    (1,308)
                                                                           ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Payments on capital lease obligations..................................       (117)      (105)       (27)       (27)
  Payments on long-term debt.............................................       (696)        --         --         --
  Proceeds from issuance of common stock upon exercise of options........        171        288         33        126
  Proceeds from issuance of common stock under employee stock purchase
    plan.................................................................         --         89         --        131
  Payment of stockholder note receivable.................................         --         26         --         --
  Proceeds from sale of common stock, net of issuance costs and payments
    of deferred offering costs...........................................       (543)    13,777     11,031         --
  Cash dividends.........................................................       (401)      (156)      (156)        --
                                                                           ---------  ---------  ---------  ---------
      Net cash (used in) provided by financing activities................     (1,586)    13,919     10,881        230
                                                                           ---------  ---------  ---------  ---------
Net (decrease) increase in cash and cash equivalents.....................        123     (1,095)     1,818      1,470
Cash and cash equivalents at beginning of year/period....................      2,286      2,409      2,409      1,314
                                                                           ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year/period..........................  $   2,409  $   1,314  $   4,227  $   2,784
                                                                           ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------
Cash paid during the year/period:
  Interest...............................................................  $     296  $      12  $       2  $       5
                                                                           ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------
  Income taxes...........................................................  $   1,446  $   2,364  $     273  $     581
                                                                           ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Macrovision Corporation (the "Company"), was formed in 1983 and designs, develops, and markets video security technologies and products that provide copy protection and video scrambling for motion pictures, multimedia software, and other proprietary video materials. The Company is headquartered in Sunnyvale, California and has subsidiaries in the United Kingdom and Japan.

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited interim financial statements as of March 31, 1998, and for the three months ended March 31, 1997 and 1998, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

    CASH, CASH EQUIVALENTS, AND INVESTMENTS

    The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and mutual funds. All other liquid investments with maturities over three months and less than 12 months are classified as short-term investments. Short-term investments consisted of auction rate preferred stock, government bonds and government agency securities. All marketable securities with maturities over one year are classified as long-term marketable investment securities.

    Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 1997 and 1996, all investment securities were designated as "available-for-sale." Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, if material, reported in stockholders' equity.

    Realized gains and losses and declines in value judged to be other-than-temporary for available-for-sale securities are included in the consolidated statements of income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following is a summary of available-for-sale securities (in thousands):

                                                                                            DECEMBER 31,
                                                                                        --------------------
                                                                                          1996       1997
                                                                                        ---------  ---------
Cash equivalents--money market funds..................................................  $     803  $     622
                                                                                              ---  ---------
Investments:
  Auction rate preferred stock certificates...........................................         --      3,400
  Government bonds....................................................................         --      9,604
                                                                                              ---  ---------
                                                                                               --     13,004
                                                                                              ---  ---------
                                                                                        $     803  $  13,626
                                                                                              ---  ---------
                                                                                              ---  ---------

    As of December 31, 1997, government bond securities totaling $1,763,000 were classified as long-term marketable investment securities in the accompanying consolidated balance sheet.

    As of December 31, 1997, the difference between the fair value and the amortized cost of available-for-sale securities was $4,000 of unrealized gains related to short-term government bonds that has been recorded as a component in stockholders' equity. As of December 31, 1997, the weighted average portfolio duration and contractual maturity was approximately six months.

    INVENTORIES

    Inventories are stated at the lower of first-in, first-out basis cost or market.

    PROPERTY AND EQUIPMENT

    Property and equipment, including significant improvements, are carried on the consolidated balance sheet at cost. The Company computes depreciation for all property and equipment using the straight-line method. The estimated useful lives of assets range from three to five years. Amortization of equipment recorded under capital leases is computed over the shorter of the lease term or the estimated useful life of the equipment.

    PATENTS

    Patent application costs of $604,000 and $868,000 as of December 31, 1996 and 1997, respectively, are included in patents and other intangibles and, upon the granting of the related patent, are amortized using the straight-line method over the shorter of the estimated useful life of the patent or 10 years. Prior to January 1, 1997, the Company amortized the patents over the shorter of the estimated useful life of the patent or 17 years. This change in estimate did not have a material affect on the consolidated financial statements for the year ended December 31, 1997.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    INVESTMENTS IN AND ADVANCES TO INVESTEE COMPANIES

    The Company owns a minority interest in Command Audio Corporation ("CAC"), a developer of audio-on-demand technology, Digimarc Corporation, a developer of proprietary digital watermarking technology, and C-Dilla, Limited, a developer of copy protection for consumer multimedia software, and carries such investments at the lower of cost or net realizable value. Other-than-temporary declines in the fair value of these investments are included in the consolidated statements of income. See Note 2 of Notes to Consolidated Financial Statements.

    REVENUE RECOGNITION

    Advanced license fees attributable to minimum copy quantities or shared revenues are deferred until earned. Revenue from the duplication of videocassettes and the replication of digital versatile discs ("DVDs") is earned based upon reported or estimated volume of each or, in the case of agreements with minimum guaranteed payments with no specified volume, on a straight-line basis over the life of the agreement. Retroactive rebate credits on certain agreements that contain volume pricing adjustments or return provisions are accrued based upon anticipated unit volume. Nonrefundable technology licensing revenue, which applies principally to DVD and PC subassembly manufacturers, digital pay-per-view ("PPV") cable and satellite system operators and set-top decoder manufacturers, is recognized upon contract signing and performance of all significant obligations. Royalty revenue associated with technology licenses is recognized when earned based upon reported unit sales, transaction based fees, or box office receipts. Revenues from the sales of encoders, decoders, and systems incorporating the Company's video copy protection and scrambling technologies are recognized upon shipment provided that the Company has no significant additional performance obligations.

    COST OF REVENUES

    The Company has agreements with certain licensed duplicators utilized by customers of the Company's video copy protection technology. The Company has agreed to pay these duplicators a specified service fee per unit duplicated utilizing the Company's video copy protection technology to help offset the cost of operating the Company's copy protection equipment and reporting the volume of copy protected videocassettes. Such amounts are charged to cost of revenues when incurred and were $596,000 and $362,000 for 1996 and 1997, respectively.

    Video copy protection technology has stimulated the development of "black boxes" to defeat the video copy protection process. The Company owns patents that it believes are infringed by these "black box" manufacturers. The Company has successfully settled legal actions against a number of companies that produced and distributed "black boxes." As part of the legal settlement, these companies have agreed to cease and desist from manufacturing, distributing, and/or selling the infringing products. The outside legal costs associated with protecting these patents amounted to $30,000 and $70,000 during 1996 and 1997, respectively, and are included in cost of revenues as incurred. Not included in these patent costs are the costs associated with in-house legal staffing and engineering support. Cost of revenues also includes amortization of patents.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    The functional currency for the Company's foreign subsidiaries is the applicable local currency. The translation of foreign currency denominated financial statements into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenues and expense accounts using a weighted average exchange rate for the respective periods. Adjustments resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions included in the consolidated statements of income were not material in any of the periods presented.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    BUSINESS AND CONCENTRATION OF CREDIT RISK

    The Company sells its video scrambling products and licenses its video copy protection and video scrambling technologies to customers in the home videocassette, DVD, pay-per-view, cable, satellite, and corporate communication markets primarily in United States, Europe, Japan, and the Far East. Most of the Company's business is attributed to the licensing of its video copy protection technology through Motion Picture Association of America movie studios and other rights owners. The Company also licenses its digital PPV video copy protection technologies to satellite and cable television operators and to the equipment manufacturers that supply the satellite and cable television industries. The Company's video scrambling technology is licensed to manufacturers of analog cable Pay TV set-top decoders in developing cable television markets. The Company sells encoders and decoders that incorporate other scrambling technologies to private analog satellite networks for business communications, education, and special interest entertainment. The Company also sells specialized video scrambling systems in the government, military, and law enforcement markets.

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, trade accounts receivable and long-term investments. The Company places its cash and cash equivalents and short-term investments in deposits and money market funds with various high credit quality financial institutions. The carrying value of the Company's

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) financial instruments approximates fair market value due to the relatively short maturities of those instruments or recency of entering into such instruments as in the case of the Company's investments in CAC and Digimarc.

    The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. Revenues from three significant customers aggregated 37% for the year ended December 31, 1996. Revenue from one customer accounted for 11% of net revenue for the year ended December 31, 1997. At December 31, 1997, receivables from one customer represented 25% of net accounts receivable.

    YEAR 2000

    Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000 and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues. To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company plans to complete its Year 2000 research and testing by the end of 1998. All costs associated with carrying out the Company's plan for the Year 2000 problem are being expensed as incurred. The costs associated with preparation for the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless, there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance. Any Year 2000 compliance problems of the Company or its customers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations. During the past three years, the Company completed an effort to convert its financial applications to commercial products that, according to their suppliers, are Year 2000 compliant. The Company has received confirmations from its primary suppliers indicating that they are either Year 2000 compliant or have plans in place to ensure readiness. As part of the Company's assessment, it is evaluating the level of validation it will require of third parties to ensure their Year 2000 readiness.

    NET INCOME PER SHARE

    In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE ("EPS"). In accordance with SFAS No. 128, basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options using the treasury stock method. Common equivalent shares from preferred stock have been excluded from the computation of diluted EPS, prior to their conversion into common stock on March 17, 1997, because the effect of the inclusion would

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) be antidilutive. The following is a reconciliation of the shares used in the computation of basic and diluted EPS (in thousands except for per share amounts):

                                                                            DECEMBER 31,           MARCH 31,
                                                                        --------------------  --------------------
                                                                          1996       1997       1997       1998
                                                                        ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Basic EPS--weighted average number of common shares outstanding.......      3,787      6,476      4,490      7,244
Effect of dilutive common equivalent shares--stock options
  outstanding.........................................................        493        484        413        491
                                                                        ---------  ---------  ---------  ---------
Diluted EPS--weighted average number of common shares and common
  equivalents shares outstanding......................................      4,280      6,960      4,903      7,735
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

    STOCK BASED COMPENSATION

    The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans.

    OTHER ACCUMULATED COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "REPORTING COMPREHENSIVE INCOME." SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and "other comprehensive income" in a full set of general purpose financial statements. "Other comprehensive income" refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders' equity. SFAS No. 130 is effective for annual and interim periods beginning after December 15, 1997 and for periods ended before that date when presented for comparative purposes. SFAS No. 130 was adopted by the Company in its quarter ended March 31, 1998 and for prior comparative periods. The Company has not yet determined the format it will use to display the information required by SFAS No. 130 in the annual financial statements for the year ending December 31, 1998. Total comprehensive income was $496,000 and $994,000 for the three months ended March 31, 1997 and 1998, respectively, and $991,000 and $3,742,000 for the years ended December 31, 1996 and 1997, respectively. The primary components of other comprehensive income include unrealized gains and losses resulting from the translation of the Company's foreign subsidiaries which have a local functional currency and unrealized holding gains and losses related to the Company's available-for-sale investments.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." SFAS No. 131 establishes standards of reporting information about operating segments in annual financial statements by public business enterprises and requires such enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and for periods ended before that date when presented for comparative purposes. The required interim disclosures are not required to be made in the initial year of application but the information for the interim periods for the initial year is required as comparative information in the second year of application. As such, the Company intends to display the information required by SFAS No. 131 in the interim and annual financial statements for the year ending December 31, 1999.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    REGISTRATION STATEMENT

    In December 1996, the Board of Directors authorized the filing of a registration statement with the SEC permitting the Company and certain stockholders of the Company to sell shares of the Company's common stock in connection with a proposed IPO. Upon closing of the IPO, all outstanding shares of preferred stock automatically converted into 1,376,432 shares of common stock. In March and April 1997, the Company sold an aggregate of 1,764,016 shares of common stock for $13,234,000, net of $1,531,000 of issuance costs.

    REINCORPORATION

    In December 1996, the Board of Directors approved the Company's reincorporation in the state of Delaware which became effective on February 14, 1997. The Certificate of Incorporation of the Delaware successor corporation authorizes 50,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors also approved a 1 for 1.8 reverse stock split of common and preferred stock which became effective on February 26, 1997. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation and reverse stock split.

(2) FINANCIAL STATEMENT DETAILS

    INVENTORIES

    Inventories consisted of the following (in thousands):

                                                                                  DECEMBER 31,
                                                                              --------------------    MARCH 31,
                                                                                1996       1997         1998
                                                                              ---------  ---------  -------------
Raw materials...............................................................  $     260  $     203    $     216
Work in progress............................................................         73         --          161
Finished goods..............................................................        217        230          168
                                                                                    ---        ---          ---
                                                                              $     550  $     433    $     545
                                                                                    ---        ---          ---
                                                                                    ---        ---          ---

    PROPERTY AND EQUIPMENT, NET

    Property and equipment consisted of the following (in thousands):

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1996       1997
                                                                                       ---------  ---------
Machinery and equipment..............................................................  $   2,977  $   3,263
Leasehold improvements...............................................................        913        950
Furniture and fixtures...............................................................        429        438
                                                                                       ---------  ---------
                                                                                           4,319      4,651
Less accumulated depreciation and amortization.......................................      2,302      2,929
                                                                                       ---------  ---------
                                                                                       $   2,017  $   1,722
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    Equipment recorded under capital leases aggregated $518,000 with related accumulated amortization of $130,000 and $233,000 as of December 31, 1996 and 1997, respectively.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(2) FINANCIAL STATEMENT DETAILS (CONTINUED)
    INVESTMENTS IN AND ADVANCES TO INVESTEE COMPANIES

    See Note 4 of Notes to Consolidated Financial Statements for a description of the Company's investment in CAC.

    In December 1997, the Company invested $1,500,000 in Digimarc in exchange for shares of Digimarc's convertible preferred stock, which represents a 6.8% ownership on an as-converted basis. Digimarc is a private company headquartered in Portland, Oregon. Its products include proprietary digital watermarking technology used in information embedding, enabling image identification, copyright protection and facilitating electronic commerce.

    On February 17, 1998, the Company acquired 247,500 shares (approximately 19.8%) of the common stock of C-Dilla, Limited, a United Kingdom company ("C-Dilla"), for a purchase price of L2,121,212 (approximately $3,600,000). On February 17, 1998, the Company also entered into a Software Marketing Licence and Development Agreement, (the "Agreement") under which it has obtained, for an initial five-year term, the worldwide exclusive license to market C-Dilla's proprietary copy protection technology for CD-ROM and Internet-delivered software products in the consumer multimedia software market. The Company paid L606,060 (approximately $1,000,000) in up-front license fees subject to offset against future royalties and will pay royalty payments to C-Dilla of between 30% to 45% of revenues from sales of software products incorporating C-Dilla's technology. In the event that the Company fails to reach minimum royalty levels of $2,000,000 in the third year of the Agreement, $5,000,000 in the fourth year or $10,000,000 in the fifth year, the license becomes a non-exclusive license for the term of the Agreement. Additionally, in connection with C-Dilla's granting of licenses for certain of its products outside of the markets for which the Company has been granted rights under the Agreement, C-Dilla will pay the Company royalties of between 7.5% to 30% of revenues from such licenses. The Company has the option to extend the initial term of the Agreement for an additional five-year period upon payment of an option fee of $1,000,000 and an additional license fee of $5,000,000, which fee may be paid through future increased royalty payments. Under the terms of the Agreement, the Company also agreed to develop jointly with C-Dilla certain other proprietary copy protection technologies for CD-ROM, DVD-ROM and other digital delivery methods.

    The Company intends to hold its investments for the long-term and monitors the recoverability of these investments based on management's estimates of the net realizable value based on the achievements of milestones in business plans and third-party financings. The carrying amount of such investments are as follows:

                                                                                DECEMBER 31,
                                                                            --------------------   MARCH 31,
                                                                              1996       1997        1998
                                                                            ---------  ---------  -----------
Investment in CAC.........................................................  $     357  $   2,337   $   2,337
Investment in Digimarc....................................................         --      1,500       1,500
Investment in C-Dilla.....................................................         --         --       3,553
Prepayments of royalties to C-Dilla.......................................         --         --       1,015
                                                                                  ---  ---------  -----------
                                                                            $     357  $   3,837   $   8,405
                                                                                  ---  ---------  -----------
                                                                                  ---  ---------  -----------

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(2) FINANCIAL STATEMENT DETAILS (CONTINUED)
    ACCRUED EXPENSES

    Accrued expenses consisted of the following (in thousands):

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1996       1997
                                                                                       ---------  ---------
Accrued compensation.................................................................  $   1,069  $   1,142
Accrued professional fees............................................................        234        409
Accrued rebates......................................................................        595         30
Other accrued liabilities............................................................        570        609
                                                                                       ---------  ---------
                                                                                       $   2,468  $   2,190
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    INTEREST AND OTHER INCOME (EXPENSE), NET

    Interest and other income (expense), net, consisted of the following (in thousands):

                                                                                              DECEMBER 31,
                                                                                          --------------------
                                                                                            1996       1997
                                                                                          ---------  ---------
Interest income.........................................................................  $      67  $     513
Interest expense........................................................................       (284)       (12)
Other...................................................................................        (43)       (23)
                                                                                          ---------        ---
                                                                                          $    (260) $     478
                                                                                          ---------        ---
                                                                                          ---------        ---

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(2) FINANCIAL STATEMENT DETAILS (CONTINUED)
    SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information related to noncash investing and financing activities is as follows (in thousands):

                                                                   YEAR ENDED DECEMBER    THREE MONTHS ENDED
                                                                           31,                MARCH 31,
                                                                   --------------------  --------------------
                                                                     1996       1997       1997       1998
                                                                   ---------  ---------  ---------  ---------
Acquisition of equipment under capital lease.....................  $     518         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Issuance of common stock in exchange for stockholder notes
  receivable.....................................................  $     157         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Conversion of convertible note into preferred stock..............  $   3,038         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Deferred stock compensation related to stock option grants.......  $     231         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Issuance of common stock in connection with recapitalization.....  $     875         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Pro rata stock dividend distribution in connection with spin-
  off............................................................  $   1,253         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Deferred stock compensation related to spin-off..................  $     189         --         --         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------
Conversion of preferred stock into common stock..................         --  $   7,433  $   7,433         --
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------

(3) DEBT

    The Company issued to Pacific Media Development, Inc. ("Pacific Media"), an indirect wholly owned subsidiary of JVC and the holder of the Series A convertible preferred stock (see Note 5), a convertible note with a principal value of $3,038,000, which bore interest at a rate of 16.38% per annum payable quarterly. The note was due in June 2001 and could have been extended for an additional 10 years upon the mutual agreement of Pacific Media and the Company. At the option of Pacific Media, the note was convertible into 543,099 shares of Series A convertible preferred stock, subject to adjustment based upon certain provisions of the note agreement. The note entitled Pacific Media to voting rights equal to one vote for each share of common stock into which the note could be converted, and the note entitled the holder to representation on the Company's Board of Directors. In July 1996, the note was converted into 543,099 shares of Series A convertible preferred stock, which was subsequently converted into 543,099 shares of common stock upon consummation of the Company's IPO.

(4) DISCONTINUED OPERATIONS AND TRANSACTIONS WITH RELATED PARTIES

    DISCONTINUED OPERATIONS

    In October 1995, Command Audio Corporation ("CAC") was incorporated as a wholly-owned subsidiary of the Company to commercialize a distinctly new audio-on-demand technology. On June 28, 1996, the Board of Directors approved the discontinuation of the Company's involvement in CAC. CAC's operations, technology, and employee base were discrete and separate from those of the Company. From its inception until separation,

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(4) DISCONTINUED OPERATIONS AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED) CAC generated no revenues and concentrated exclusively on research and development activities. In conjunction with this decision, the Company entered into a Recapitalization and Stock Purchase Agreement whereby the Company invested an additional $1,000,000 into CAC, provided 194,444 shares of the Company's common stock to CAC pursuant to a Restricted Stock Acquisition Agreement, and surrendered the Company's 500,000 shares of CAC's Series A preferred stock in exchange for 604,000 shares of CAC common stock and 396,000 shares of CAC Series B preferred stock. Additionally, the Company assigned to CAC all rights in certain technology and released its reversion rights in technology that the Company had previously assigned to CAC. In consideration of such assignment and release, CAC agreed to pay to the Company royalties equal to 2% of CAC's gross revenues for 12 years, beginning when CAC has operating revenues from certain sources or, at the election of the Company, at any time prior thereto. No amounts have been paid to the Company under this arrangement.

    In August 1996, the Company distributed a portion of the 1,604,000 shares of CAC common stock to the Company's stockholders on a pro rata basis as a dividend and the remainder of the CAC common stock to the Company's employees as a stock bonus while retaining the 396,000 shares of CAC Series B preferred stock, representing a 19.8% interest in CAC. The CAC Common Stock that was distributed to the Company's employees resulted in the recognition of $189,000 of deferred compensation expense. This amount is being amortized over the 17-month vesting period.

    On December 6, 1996, the Company offered to repurchase 55,555 shares of its common stock issued to CAC pursuant to a Restricted Stock Acquisition Agreement for $9.00 per share and CAC released their demand registration rights. The offer was subsequently rescinded and the Company agreed to allow CAC to sell its shares of the Company in the IPO.

    During 1997, in order to maintain its 19.8% ownership, the Company invested an additional $1,980,000 in CAC as part of various external rounds of third-party financings by CAC.

    Information relating to discontinued operations for the year ended December 31, 1996, is as follows (in thousands):

                                                                                                  1996
                                                                                                ---------
Costs and expenses............................................................................  $  (1,081)
                                                                                                ---------
  Operating loss..............................................................................     (1,081)
Other income, net.............................................................................          5
                                                                                                ---------
  Loss before income taxes....................................................................     (1,076)
Income tax benefit, net.......................................................................        249
                                                                                                ---------
  Loss from discontinued operations...........................................................  $    (827)
                                                                                                ---------
                                                                                                ---------

    CAC maintained its own set of accounts and identified expenses directly attributable to CAC's operations. Where the Company provided services to CAC and the specific identification of the related expenses was not practicable, the expenses were recorded based upon an allocation of such items. This allocation was based upon the proportional benefit received by CAC and, in management's opinion, represents a fair and reasonable estimate of expenses incurred by CAC. Amounts receivable from CAC related to such services are included in the accompanying consolidated balance sheets as of December 31, 1996 and 1997, as receivable from a related party.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(4) DISCONTINUED OPERATIONS AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

    The Company has recorded its investment in CAC based upon its historical cost adjusted for losses incurred by CAC. The Company intends to hold this investment for the long-term and monitors the recoverability of this investment based on management's estimates of the fair value of CAC based on the achievements of milestones specified in CAC's business plan. In the future, the Company expects to evaluate the recoverability of this investment based on successive rounds of third-party financing obtained by CAC. The Company is not obligated by contract to provide future funding to CAC and does not have the ability to exert significant influence over the financial and operating policies of CAC. The Company accounts for this investment by the cost method.

    TRANSACTIONS WITH RELATED PARTIES

    The Company and JVC are parties to a Technology Application Agreement dated November 29, 1988 (the "Application Agreement"), a Duplicator Agreement dated June 1, 1988 (the "Duplicator Agreement") and an Agreement dated July 15, 1994 (the "Video Agreement"). Pursuant to the Application Agreement, JVC has applied the Company's copy protection process to prerecorded videocassettes manufactured and distributed in Japan by JVC. Pursuant to the Duplicator Agreement, JVC has applied the Company's copy protection process to prerecorded videocassettes manufactured and distributed in Japan by certain of the Company's licensees. Pursuant to the Video Agreement, JVC developed a prototype of equipment to apply a copy protection process to prerecorded videocassettes, and granted the Company exclusive rights to purchase such equipment from JVC for resale and to sublicense the copy protection technology for use with the equipment. For the years ended December 31, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, the Company recorded revenue from JVC of approximately $78,000, $234,000, $16,000 and $78,000, respectively, and recorded expenses payable to JVC of approximately $12,000, $22,000, $1,000 and $5,000, respectively, under these agreements.

    In connection with a license agreement dated September 26, 1995 among the Company, Victor Technobrain Co., Ltd. ("Techno"), a wholly owned subsidiary of JVC, and an unrelated party, the Company has paid Techno a development fee of $50,000 which has been recorded as an offset to the revenue recognized from the unrelated party. An additional $50,000 was owed to Techno as of December 31, 1996 and paid in 1997 upon receipt of the final license payment from the unrelated party.

    The Company's Japanese subsidiary and Techno are parties to a Technical Consulting Agreement dated July 1, 1996 pursuant to which Techno provides technical consulting services as assigned by certain officers of the Company or Macrovision Japan in connection with technical support subject to an hourly rate of approximately $85 per hour, subject to a minimum consulting fee of approximately $1,700 per quarter, and reimbursement of expenses related to the performance under the agreement.

    In January 1997, the Company and JVC entered into a Copy Protection Technology Agreement in which the Company agreed to continue to license its copy protection technologies to third parties in the event of the acquisition of the Company by a party other than JVC. Further, the Company has granted to JVC the right to sublicense the Company's copy protection technologies with 95% of the royalties from such sublicenses payable to the Company or successor in the event that the Company fails to make its copy protection technologies generally available for licensing to third parties following an acquisition of the Company.

    In 1997, the Company entered into several agreements with JVC or its wholly owned subsidiaries including a Copy Protection License Agreement, a Digital Versatile Disc Player/Digital Video Cassette Recorder License

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(4) DISCONTINUED OPERATIONS AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED) Agreement for Anticopy Technology and a Replicator Agreement. The terms and conditions of these agreements are not more favorable to JVC or its subsidiaries than the terms offered to other unrelated parties. The Company recorded revenues from JVC of approximately $59,000 during the year ended December 31, 1997 and $3,000 for the three months ended March 31, 1998.

    In 1996 and 1997, the Company entered into agreements with Matsushita, which owns approximately 52% of JVC, including a Copy Protection Technology License Agreement, a Digital Versatile Disc Player/Digital Video Cassette Recorder License Agreement for Anticopy Technology and a Component Supplier Non-Assertion and Technical Services Agreement. The terms and conditions of such agreements are not more favorable to Matsushita or its subsidiaries than the terms offered to other unrelated parties. The Company recorded revenues from Matsushita of approximately $56,000, $111,000, $33,000 and $47,000 during the years ended December 31, 1996 and 1997, and for the three months ended March 31, 1997 and 1998, respectively.

(5) STOCKHOLDERS' EQUITY

    SERIES A CONVERTIBLE PREFERRED STOCK

    The Company's Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock, of which 1,376,432 shares were designated as Series A. In June 1991, the Company issued to Pacific Media (the "Purchaser") 833,333 shares of Series A convertible preferred stock for gross proceeds of $4,500,000. The shares were convertible into the Company's common stock on a one-for-one basis at the option of the holder or automatically upon a qualifying IPO. Each share of Series A convertible preferred stock entitled its holder to one vote for each share of common stock into which such shares could be converted, not to exceed voting rights equivalent to 49% of the outstanding voting stock. Cumulative dividends at the rate of $.54 per share per year were payable quarterly to the holder of the Series A convertible preferred stock. The holder of the Series A convertible preferred stock is entitled to $5.40 per share in the event of any liquidation, dissolution, or winding up of the Company, plus an amount equal to all declared but unpaid dividends, prior and in preference to any distribution to the holders of common stock.

    In conjunction with the issuance of the Series A convertible preferred stock and the convertible note, the Company agreed to grant certain rights to the Purchaser, which included a first right to purchase a pro rata share of any equity offering of the Company excluding shares issued for (a) an IPO or (b) an acquisition of another corporation, if such exclusions will not reduce the purchaser's pro rata ownership share of the Company below 25%, (c) stock dividend or splits, and (d) stock compensation plans. Further, the purchaser has entered into an agreement with the holders of common stock and optionees of the Company as of June 12, 1991, giving the purchaser the right to acquire all of their shares of common stock and options at a predetermined price upon notice from the Company that it has filed a registration statement in connection with an IPO. In January 1997, the Company and Pacific Media entered into a Waiver Agreement, pursuant to which Pacific Media waived its right to purchase shares of the Company's common stock from stockholders and optionholders triggered by the filing of the registration statement in connection with the IPO and any pre-effective amendments thereto filed prior to April 1, 1997. Upon the completion of the IPO, all rights of Pacific Media to purchase common stock of the Company from such persons expired.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
    RESTRICTED STOCK

    On June 7, 1996, the Company issued 58,333 shares of common stock at a price of $2.70 per share pursuant to a restricted stock purchase agreement to an officer of the Company in exchange for a full recourse promissory note secured by the shares in the principal amount of $157,000. Interest accrues at the rate of 6.58% per annum. Principal and accrued interest, if any, are due and payable on June 7, 2001. The Company has the right to repurchase the stock at the original sales price upon the termination of the purchaser's employment with the Company. The repurchase right lapses at a rate of 1/6 after June 7, 1997, 1/3 after June 7, 1998, and 1/2 after June 7, 1999. As of December 31, 1997, there were 48,611 shares subject to the repurchase right and the remaining principal of the note was $131,000.

    STOCK OPTION AND PURCHASE PLANS

    In December 1996, the Company adopted the 1996 Equity Incentive Plan (the "Equity Incentive Plan"), which serves as the successor to the Company's 1988 Stock Option Plan (the "1988 Plan"). Options granted under the 1988 Plan before its termination continue to remain outstanding in accordance with their terms, but no further options may be granted under the 1988 Plan. Nonstatutory stock options and incentive stock options granted under the 1988 Plan are exercisable at prices not less than 85% and 100%, respectively, of the fair value of the Company's common stock on the date of grant, as determined by the Company's Board of Directors. The options are generally exercisable over a 3-year vesting period and expire 7 to 10 years from date of grant.

    The Company's Board of Directors has reserved 1,332,222 shares of common stock for issuance under the Equity Incentive Plan (see Note 10 of Notes to Consolidated Financial Statements). The Equity Incentive Plan provides for the grant of stock options, stock appreciation rights and restricted stock awards by the Company to employees, officers, directors, consultants, independent contractors and advisers of the Company. The Equity Incentive Plan permits the grant of either incentive or nonqualified stock options at the then current market price. Options granted under the Equity Incentive Plan will have a maximum term of ten years and generally vest as to one-sixth of the shares in the first year, one-third of the shares in the second year and one-half of the shares in the third year.

    In December 1996, the Company's Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 140,000 shares of common stock for issuance thereunder. The Purchase Plan was effective upon the Company's proposed IPO. The Purchase Plan permits eligible employees to purchase common stock, through payroll deductions of between 1% and 20% of the employee's compensation, at a price equal to 85% of the lower of the fair market value of the common stock on the first day of the offering period or on the last day of the purchase period. The Company's stockholders approved the Purchase Plan in February 1997. In 1997, the Company issued 11,646 shares pursuant to the Purchase Plan.

    In December 1996, the Company's Board of Directors adopted the 1996 Directors Stock Option Plan (the "Directors Plan") and reserved 60,000 shares of common stock for issuance thereunder. The Directors Plan provides for the initial grant of a nonqualified option to purchase 5,000 shares of common stock on the date the eligible director first becomes a director and the additional grant of a nonqualified option to purchase 3,000 shares of Common Stock annually thereafter. Options will vest at the rate of 2.08% per month so long as the director continues to serve on the Board on such dates. The Company's stockholders approved the Directors Plan in February 1997. During 1997, the Company granted options to purchase 15,000 shares of common stock.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)
    The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements for its plans because the exercise price of each option equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option, except for options and restricted stock granted in May and June 1996. With respect to the options and restricted stock granted in May and June 1996, the Company has recorded deferred stock compensation of $231,000 for the difference at the grant date between the exercise price and the fair value, as determined by an independent valuation, of the restricted stock and the common stock underlying the options. This amount is being amortized on a straight-line basis over the vesting period of the individual options and restricted stock, generally three years.

    If compensation cost for the Company's stock-based compensation plans had been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and net income per share as reported would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                                                YEAR ENDED DECEMBER
                                                                                                        31,
                                                                                                --------------------
                                                                                                  1996       1997
                                                                                                ---------  ---------
Net income                                      As reported...................................  $   1,008  $   3,821
                                                Adjusted pro forma............................        931      3,388
Diluted net income per share                    As reported...................................        .10        .53
                                                Adjusted pro forma............................        .08        .46

    The fair value of each option is estimated on the date of grant using the Black-Scholes method in 1997 and the minimum value method in 1996 with the following weighted average assumptions for options and the ESPP plan:

                                                                              YEAR ENDED DECEMBER 31,
                                                                           -----------------------------
                                                                                 1996           1997
                                                                           ----------------  -----------
OPTION PLANS:
Dividends................................................................        None           None
Expected term............................................................     4.0 years      4.56 years
Risk free interest rate..................................................       5.82%           6.07%
Volatility rate..........................................................        None           64.7%
ESPP PLAN:
Dividends................................................................   Not applicable      None
Expected term............................................................   Not applicable   1.25 years
Risk free interest rate..................................................   Not applicable      5.42%
Volatility rate..........................................................   Not applicable      62.4%

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(5) STOCKHOLDERS' EQUITY (CONTINUED)

    Activity under the Company's option plans is as follows:

                                                                   NUMBER OF   WEIGHTED-AVERAGE
                                                                    SHARES      EXERCISE PRICE
                                                                  -----------  -----------------
Outstanding as of December 31, 1995.............................     707,889       $    2.66
Granted.........................................................     142,050            4.26
Canceled........................................................     (83,111)           2.69
Exercised.......................................................     (66,263)           2.57
                                                                  -----------
Outstanding as of December 31, 1996.............................     700,565            2.99
Granted.........................................................     126,154           11.81
Canceled........................................................     (17,034)           4.17
Exercised.......................................................    (111,342)           2.59
                                                                  -----------
Outstanding as of December 31, 1997.............................     698,343            4.62
Granted.........................................................     166,495           15.00
Canceled........................................................      (1,502)           2.70
Exercised.......................................................     (41,560)           3.04
                                                                  -----------
Outstanding as of March 31, 1998................................     821,776            6.80
                                                                  -----------
                                                                  -----------

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
Options exercisable at period-end.......................................    365,258    379,042

Weighted average fair value of options granted during the
 period.................................................................  $     .88  $    6.87

    The following table summarizes information about fixed stock options outstanding as of December 31, 1997:

                                                                                  EXERCISABLE
                                           OUTSTANDING                     --------------------------
                        -------------------------------------------------                 WEIGHTED
                                    WEIGHTED AVERAGE                                       AVERAGE
  RANGE OF EXERCISE     NUMBER OF       REMAINING       WEIGHTED AVERAGE     NUMBER       EXERCISE
        PRICES           SHARES     CONTRACTUAL LIFE     EXERCISE PRICE    EXERCISABLE      PRICE
----------------------  ---------  -------------------  -----------------  -----------  -------------
$2.25 - 2.70..........    530,252            6.90 year      $    2.70         369,844     $    2.70
$7.20 - 9.00..........     99,114            9.07                8.10           8,678          7.60
$13.62 - 14.50........     68,977            9.78               14.44             520         14.13
                        ---------                                          -----------
                          698,343            7.49                4.62         379,042          2.82
                        ---------                                          -----------
                        ---------                                          -----------

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(6) INCOME TAXES

    Income taxes consisted of the following (in thousands):

                                                                             YEAR ENDED DECEMBER
                                                                                     31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
Current:
  Federal..................................................................  $   1,146  $   2,169
  Foreign..................................................................         71        383
  State....................................................................        208        544
                                                                             ---------  ---------
    Total current..........................................................      1,425      3,096
                                                                             ---------  ---------

Deferred:
  Federal..................................................................       (305)      (554)
  State....................................................................       (146)      (129)
                                                                             ---------  ---------
    Total deferred.........................................................       (451)      (683)
                                                                             ---------  ---------
                                                                             $     974  $   2,413
                                                                             ---------  ---------
                                                                             ---------  ---------

    Total tax expense (benefit) has been allocated as follows (in thousands):

                                                                             YEAR ENDED DECEMBER
                                                                                     31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
Continuing operations......................................................  $   1,223  $   2,413
Discontinued operations....................................................       (249)        --
                                                                             ---------  ---------
                                                                             $     974  $   2,413
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Company's effective tax rate differs from the statutory federal tax rate as follows (in thousands):

                                                                               YEAR ENDED DECEMBER
                                                                                       31,
                                                                               --------------------
                                                                                 1996       1997
                                                                               ---------  ---------
Computed "expected" tax expense..............................................  $     674  $   2,120
State tax expenses, net of federal benefit...................................         98        274
Tax credits..................................................................        (45)       (87)
Foreign taxes................................................................         15         47
Exempt interest..............................................................        (13)      (144)
Write-off of discontinued operations deferred tax asset......................        203         --
Other........................................................................         42        203
                                                                                     ---  ---------
                                                                               $     974  $   2,413
                                                                                     ---  ---------
                                                                                     ---  ---------

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(6) INCOME TAXES (CONTINUED)
    The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
Deferred tax assets:
  Accrued liabilities and reserves.........................................  $     598  $     673
  Allowance for doubtful accounts..........................................        106        272
  Depreciation and amortization............................................        338        707
  Deferred revenue.........................................................        238        382
  Other....................................................................         32         --
                                                                             ---------  ---------
    Total gross deferred tax assets........................................      1,312      2,034

Deferred tax liabilities:
  Patents..................................................................        743        782
                                                                             ---------  ---------
    Net deferred tax assets................................................  $     569  $   1,252
                                                                             ---------  ---------
                                                                             ---------  ---------

    Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(7) COMMITMENTS

    LEASES

    The Company leases its facilities and certain equipment pursuant to noncancelable operating lease agreements. Additionally, the Company leases certain equipment pursuant to a capital lease agreement.

    Future minimum lease payments pursuant to these leases as of December 31, 1997, were as follows (in thousands):

                                                                             CAPITAL     OPERATING
                                                                              LEASE       LEASES
                                                                           -----------  -----------
1998.....................................................................   $     116    $     463
1999.....................................................................         116          448
2000.....................................................................          78          411
2001.....................................................................          --          426
2002 and thereafter......................................................          --          217
                                                                                  ---   -----------
Total....................................................................         310    $   1,965
                                                                                        -----------
                                                                                        -----------
Less amounts representing interest.......................................          14
                                                                                  ---
Present value of minimum capital lease payments..........................         296
Less current portion of capital lease liability..........................         108
                                                                                  ---
Capital lease liability, net of current portion..........................   $     188
                                                                                  ---
                                                                                  ---

    Rent expense was $441,000 and $469,000 as of December 31, 1996 and 1997, respectively.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(7) COMMITMENTS (CONTINUED)
    EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) plan that allows eligible employees to contribute up to 20% of their compensation, which contribution was limited to $9,500 in 1997. Employee contributions and earnings thereon vest immediately. The Company is not required to contribute to the 401(k) plan and had made no voluntary contributions. The Company made matching contributions to the 401(k) plan equal to 20% of each participating employee's contribution, up to a maximum annual matching contribution of $1,900 in each of 1996 and 1997. Matching contributions aggregated $60,000 and $54,000 for the years ended December 31, 1996 and 1997, respectively, and are fully vested after three years of service.

(8) CONTINGENCIES

    In October 1995, a former officer and director of the Company filed suit against the Company in the Superior Court of the State of California alleging monetary damages suffered as a result of alleged fraud, misrepresentation, and other malfeasance in connection with the Company's grant of stock options to him. The plaintiff maintains that the Company induced him to accept employment by falsely representing to him that the options granted to him eventually would have substantial value. Between August 1990 and December 1993, the Company granted to him options to purchase approximately 200,000 shares of the Company's common stock with per share exercise prices of $2.25 or $2.70. Substantially all of these options expired unexercised within three months following his departure from the Company in June 1995. In December 1996, the court ordered this matter to binding arbitration in accordance with a written agreement between the plaintiff and the Company. The arbitration agreement contains limitations on the types of damages available to him and expressly precludes punitive damages. The plaintiff filed his claim in arbitration for this matter with the American Arbitration Association in June 1997 and the arbitration hearings are scheduled for October 1998. The Company believes that the case is without merit and intends to contest it vigorously. In the opinion of counsel, it is not possible to determine with precision the probable outcome or the amount of liability, if any, under this lawsuit.

                            MACROVISION CORPORATION
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(9) SEGMENT AND GEOGRAPHIC INFORMATION

    The Company operates in one industry segment and is engaged in developing and licensing or selling its video copy protection and video scrambling technologies to customers in the home videocassette, pay-per-view, cable, satellite, and corporate communications markets primarily in the United States, Europe, Japan and the Far East. The distribution of revenues, operating income, and assets by geographic area is as follows (in thousands):

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
Revenues:
  United States.........................................................  $  15,823  $  18,960
  Foreign operations....................................................      1,257      1,380
                                                                          ---------  ---------
  Total revenues........................................................  $  17,080  $  20,340
                                                                          ---------  ---------
                                                                          ---------  ---------
Operating income from continuing operations:
  United States.........................................................  $   3,064  $   5,513
  Foreign operations....................................................        254        242
                                                                          ---------  ---------
    Total operating income..............................................  $   3,318  $   5,755
                                                                          ---------  ---------
                                                                          ---------  ---------

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
Identifiable assets:
  United States.........................................................  $  10,844  $  27,524
  Foreign operations....................................................      1,215      1,438
                                                                          ---------  ---------
    Subtotal identifiable assets........................................     12,059     28,962
  Eliminations..........................................................       (106)      (106)
                                                                          ---------  ---------
    Total identifiable assets...........................................  $  11,953  $  28,856
                                                                          ---------  ---------
                                                                          ---------  ---------

    United States revenue includes export sales to the following geographic areas (in thousands):

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
Europe..................................................................  $   2,166  $   3,200
Japan...................................................................      1,099      1,500
Rest of world...........................................................      1,947      3,382
                                                                          ---------  ---------
                                                                          $   5,212  $   8,082
                                                                          ---------  ---------
                                                                          ---------  ---------

(10) SUBSEQUENT EVENTS (UNAUDITED)

    In May 1998, the Company's stockholders approved an amendment to the Equity Incentive Plan that increased the number of shares reserved for issuance under the Equity Incentive Plan by 400,000 shares.

                             PROTECTING YOUR IMAGE

[Words "Protecting Your Image" superimposed on floating DVD-ROM, videocassette, satellite dish, and television set]

Macrovision, PhaseKrypt and Protecting Your Image are registered trademarks, and CineGuard, ColorStripe, VES and VES-TM are trademarks of Macrovision Corporation.

Logo

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................   17
Use of Proceeds...........................................................   17
Price Range of Common Stock...............................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   30
Management................................................................   47
Principal and Selling Stockholders........................................   50
Underwriting..............................................................   52
Legal Matters.............................................................   53
Experts...................................................................   53
Documents Incorporated by Reference.......................................   53
Available Information.....................................................   54
Index to Consolidated Financial Statements................................  F-1

                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------

                                   PROSPECTUS
                                 -------------

                               HAMBRECHT & QUIST

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                COWEN & COMPANY

                                        , 1998

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses to be paid in connection with the sale of the shares of Common Stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee...........   $   10,846
NASD filing fee...............................................        4,177
Nasdaq National Market filing fee.............................       17,500
Accounting fees and expenses..................................      100,000
Legal fees and expenses.......................................      125,000
Printing expenses.............................................      175,000
Road show expenses............................................       15,000
Blue sky fees and expenses....................................       10,000
Transfer agent, registrar and custodian fees and expenses.....       10,000
Miscellaneous.................................................       32,477
                                                                ------------
        Total.................................................   $  500,000
                                                                ------------
                                                                ------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a proceeding; (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents; (v) the Registrant may not retroactively apply any amendment of the Bylaw provisions relating to indemnity; and (vi) to the fullest extent permitted by the Delaware General Corporation Law, a director or executive officer will be deemed to have acted in good faith if his or her action is based on the records or books of account of the Registrant or on information supplied to him or her by officers of the Registrant in the course of their duties or on the advice of legal counsel for the Registrant or on information or records given or reports made to the Registrant by independent certified public accountants or appraisers or other experts.

    The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant.

    The indemnification agreement requires a director or executive officer to reimburse the Registrant for expenses advanced only to the extent that it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, his or her indemnification agreement or otherwise to be indemnified for such expenses. The indemnification agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any vote of the stockholders or vote of directors or otherwise.

    The indemnification provision in the Bylaws, and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

    As authorized by the Registrant's Bylaws and approved by the Registrant's Board of Directors, the Registrant maintains directors and officers liability insurance.

ITEM 16. EXHIBITS.

    (a) The following exhibits are filed herewith:

  EXHIBIT
  NUMBER                EXHIBIT TITLE
-----------             --------------------------------------------------------------------------------------------------
      1.01      --      Form of Underwriting Agreement (draft dated June 1, 1998).
      2.01      --      Form of Merger Agreement by and between the Registrant and Macrovision Corporation, a California
                         corporation.(1)
      4.01      --      Registration Rights Agreement dated June 12, 1991.(1)
      5.01      --      Opinion of Fenwick & West regarding legality of the securities being issued.
     23.01      --      Consent of Fenwick & West (included in Exhibit 5.01).
     23.02      --      Consent of KPMG Peat Marwick LLP.
     24.01      --      Power of Attorney (included on page II-3).

------------------------

(1) Incorporated by reference to the Exhibit of the same number filed with the Registrant's Registration Statement on Form SB-2, File No. 333-19373.

ITEM 17. UNDERTAKINGS.

    The Registrant hereby undertakes the following:

        (1) For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

        (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

        (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on June 1, 1998.

                                MACROVISION CORPORATION

                                By:               /s/ JOHN O. RYAN
                                     -----------------------------------------
                                                    John O. Ryan
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John O. Ryan, William A. Krepick, Richard
S. Matuszak and Victor A. Viegas, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                  NAME                              TITLE                    DATE
----------------------------------------  --------------------------  -------------------

      PRINCIPAL EXECUTIVE OFFICER:

                                          Chairman of the Board of
            /s/ JOHN O. RYAN                Directors, Chief
----------------------------------------    Executive Officer and a      June 1, 1998
              John O. Ryan                  Director

      PRINCIPAL FINANCIAL OFFICER
   AND PRINCIPAL ACCOUNTING OFFICER:

          /s/ VICTOR A. VIEGAS            Vice President, Finance
----------------------------------------    and Administration and       June 1, 1998
            Victor A. Viegas                Chief Financial Officer

         ADDITIONAL DIRECTORS:

         /s/ WILLIAM A. KREPICK
----------------------------------------  President, Chief Operating     June 1, 1998
           William A. Krepick               Officer and Director

        /s/ RICHARD S. MATUSZAK
----------------------------------------  Director                       June 1, 1998
          Richard S. Matuszak

           /s/ DONNA S. BIRKS
----------------------------------------  Director                       June 1, 1998
             Donna S. Birks

         /s/ WILLIAM N. STIRLEN
----------------------------------------  Director                       June 1, 1998
           William N. Stirlen

         /s/ THOMAS WERTHEIMER
----------------------------------------  Director                       June 1, 1998
           Thomas Wertheimer

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                EXHIBIT TITLE
-----------             --------------------------------------------------------------------------------------------------
      1.01      --      Form of Underwriting Agreement (draft dated June 1, 1998).
      2.01      --      Form of Merger Agreement by and between the Registrant and Macrovision Corporation, a California
                         corporation.(1)
      4.01      --      Registration Rights Agreement dated June 12, 1991.(1)
      5.01      --      Opinion of Fenwick & West regarding legality of the securities being issued.
     23.01      --      Consent of Fenwick & West (included in Exhibit 5.01).
     23.02      --      Consent of KPMG Peat Marwick LLP.
     24.01      --      Power of Attorney (included on page II-3).

------------------------

(1) Incorporated by reference to the Exhibit of the same number filed with the Registrant's Registration Statement on Form SB-2, File No. 333-19373.